As confidentially submitted with the U.S. Securities and Exchange Commission on November 3, 2022

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

U.S. GOLDMINING INC.

(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number)	37-1792147 (I.R.S. Employer Identification No.)

1030 West Georgia Street

Suite 1830

Vancouver, BC, Canada

V6E 2Y3

Tel.: (604) 388 9788

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

InCorp Services, Inc.

3773 Howard Hughes Pkwy #500s

Las Vegas, NV 89169

Tel.: (800) 246 2677

(Name, address, including zip code, and telephone number, including area code, of agent for service)

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

Rick A. Werner, Esq. Haynes and Boone, LLP 30 Rockefeller Plaza, 26th Floor New York, NY 10112 Tel.: (212) 659-7300	Rod Talaifar, Esq. Sangra Moller LLP 1000 Cathedral Place 925 West Georgia Street Vancouver, BC, Canada V6C 3L2 Tel.: (604) 662-8808	Robert F. Charron, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 Tel.: (212) 370-1300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION DATED , 2022

Units

Each Unit Consisting of One Share of Common Stock and

One Warrant to Purchase        Share of Common Stock

U.S. GOLDMINING INC.

This is the initial public offering of securities of U.S. GoldMining Inc., a Nevada corporation. We are offering           units, or “Units,” with each Unit consisting of (i) one share of our common stock, par value $0.001 per share and (ii) one warrant, or the “Warrants”. Each Warrant entitles the holder thereof to purchase          share of common stock at an exercise price of $       . Only whole Warrants are exercisable. Each Warrant will be immediately exercisable for a           period after the date of issuance.

Prior to this offering, there has been no public market for our common stock or Warrants. We expect the initial public offering price to be $         per Unit.

We have applied to list our common stock and Warrants for trading on the NYSE American under the symbols “USGO” and “USGOW”, respectively.

Investing in our securities involves a high degree of risk. See the section titled “Risk Factors” beginning on page 17 to read about factors you should consider before investing in our securities.

	Per Share	Total
Initial public offering price (1)	$	$
Underwriting discount and commissions (2)	$	$
Proceeds to us, before expenses (3)	$	$

(1) The initial public offering price and underwriting discount corresponds to (i) a public offering price per share of common stock of $        and (ii) a public offering price per Warrant of $       .

(2) Represents underwriting discount and commissions equal to 7.0% of the aggregate purchase price paid by the underwriters to us per Unit. However, a reduced underwriting discount of 2.0% will be payable on the gross proceeds sold to certain purchasers. We have also agreed to reimburse the representatives of the underwriters for certain of their expenses. See “Underwriting” for additional information regarding total underwriter compensation.

(3) Does not include proceeds from the exercise of Warrants.

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We have granted the underwriters the right to purchase up to an additional           shares of our common stock and/or warrants to purchase up to           shares of our common stock to cover over-allotments, if any. The underwriters can exercise this right at any time within 30 days after the date of this prospectus. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $          , and the total proceeds to us, before expenses, will be $          .

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

GoldMining Inc., or “GoldMining”, a company organized under the laws of Canada, is our parent company and a majority stockholder that will control approximately          % of the voting power of our common stock upon completion of this offering, assuming no exercise of the above over-allotment option. We are, therefore, a “controlled company,” as defined in the NYSE American Company Guide. As a “controlled company” as defined in the NYSE American Company Guide, we expect to avail ourselves of certain corporate governance exemptions provided in the NYSE American Company Guide. See “Risk Factors – Risks Relating to Our Securities and this Offering”.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Units against payment in New York, New York on or about           , 2022.

Sole Book-Running Manager

H.C. Wainwright & Co.

Co-Managers

Prospectus dated          , 2022.

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Through and including          , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses that we have prepared. Neither we nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Units offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Units. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

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BASIS OF PRESENTATION

Unless otherwise indicated, references in this prospectus to “U.S. GoldMining”, “the Company”, “we”, “us” and “our” refer to U.S. GoldMining Inc., a Nevada corporation.

We express all amounts in this prospectus in U.S. dollars, except where otherwise indicated. References to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our market position, market opportunity and market size, is based on information from various sources such as industry publications, on assumptions that we have made based on such data and other similar sources and on our knowledge of the markets for our products. These data involve a number of assumptions and limitations. We have not independently verified any third-party information.

In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections entitled “Risk Factors”, “Cautionary Note Regarding Forward-Looking Statements”, and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

CONCURRENT CANADIAN PROSPECTUS OFFERING

We intend to file a prospectus with the securities regulatory authorities in each province and territory of Canada, other than Quebec. In connection therewith, we are required to prepare and file with Canadian securities regulators a technical report on our material property prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), which is an instrument developed by the Canadian Securities Administrators and administered by the provincial and territorial securities commissions that governs how issuers in Canada disclose scientific and technical information about their mineral projects to the public.

NOTICE REGARDING MINERAL DISCLOSURE

The technical report summary for the Whistler Project, located in Alaska, included herewith, has been prepared in accordance with subpart 1300 of Regulation S-K - Disclosure by Registrants Engaged in Mining Operations, or “S-K 1300” as issued by the U.S. Securities and Exchange Commission (the “SEC”), under the United States Securities Act of 1933, as amended, (the “Securities Act”), which governs disclosure for mining registrants. Such technical report summary is included as Exhibit 96.1 to the registration statement of which this prospectus forms a part.

“Inferred mineral resources” are subject to uncertainty as to their existence and as to their economic and legal feasibility. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability.

For the meanings of certain technical terms used in this prospectus, see “Glossary of Technical Terms.”

As this offering is being conducted in the United States and Canada, our disclosure regarding our mineral property is prepared in accordance with S-K 1300, and NI 43-101. Both of these reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but the standards embody slightly different approaches and definitions.

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In our public filings in the United States and Canada, we report indicated and inferred resources, each as defined in S-K 1300 and NI 43-101. As currently reported, there are no material differences in our disclosed measured, indicated and inferred resources under each of S-K 1300 and NI 43-101. The estimation of Indicated Mineral Resources involves greater uncertainty as to their existence and economic feasibility than the estimation of Proven and Probable Mineral Reserves, and therefore investors are cautioned not to assume that all or any part of Indicated Mineral Resources will ever be converted into S-K 1300-compliant or NI 43-101-compliant Mineral Reserves. The estimation of Inferred Mineral Resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of Mineral Resources, and therefore it cannot be assumed that all or any part of Inferred Mineral Resources will ever be upgraded to a higher category. Therefore, investors are cautioned not to assume that all or any part of Inferred Mineral Resources exist, or that they can be mined legally or economically.

GLOSSARY

Abbreviations

In this prospectus, the following abbreviations are used to express elements:

Abbreviation	Meaning	Abbreviation	Meaning
“Ag”	silver	“Cu”	copper
“Au”	gold

In this prospectus, the following abbreviations are used to express units of measurement:

Abbreviation	Meaning	Abbreviation	Meaning
“g/t”	grams per metric tonne	“Moz”	million troy ounces
		“Mt”	million metric tonnes
“km”	kilometers	“Mlbs”	million pounds
“m”	meters	“μm”	micrometer
“Ma”	million years	“oz”	troy ounces, with each troy ounce being equal to 31.1034768 grams
“masl”	meters above sea level	“ppb”	parts per billion
“mm”	millimeters	“ppm”	parts per million
“km2”	square kilometers
“wmt”	wet metric tonnes	“NSR”	net smelter return

GLOSSARY OF TECHNICAL TERMS

This prospectus utilizes the following defined terms:

The term “Indicated Mineral Resource” or “Indicated Resource” means that part of a mineral resource for which quantity and quality, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

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The term “Induced Polarization” or “IP” refers to a method of ground geophysical surveying employing an electrical current to determine indications of mineralization.

The term “Inferred mineral resource” or “Inferred resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Measured Mineral Resource” means, under NI 43-101, that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques.

The term “Mineral Reserve” means the economically mineable part of a Measured Mineral Resource or Indicated Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Mineral Resource” means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The term “Preliminary Economic Assessment” or “PEA” means a preliminary economic assessment as defined under S-K 1300 and NI 43-101.

The term “Probable Mineral Reserve” means the economically mineable part of an indicated and, in some cases, a measured mineral resource.

The term “Proven Mineral Reserve” means the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This preliminary feasibility study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “QA/QC” means quality assurance/quality control.

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PROSPECTUS SUMMARY

The following summary highlights certain information in this prospectus and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read and carefully consider the following summary together with the entire prospectus, especially the “Risk Factors” section of this prospectus and our financial statements and the notes thereto appearing elsewhere in this prospectus before deciding to invest in our Units. For more information on our business, refer to the “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” sections of this prospectus. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the “Risk Factors” and other sections of this prospectus. See “Cautionary Note Regarding Forward-Looking Statements”.

As used herein, references to the “S-K 1300 Report” are to the technical report summary titled “S-K 1300 Technical Report Summary Initial Assessment for the Whistler Project, South Central Alaska” prepared by Moose Mountain Technical Services with an effective date of September 22, 2022, which was prepared in accordance with S-K 1300. The Whistler Technical Report is filed as Exhibit 96.1 to the registration statement of which this prospectus forms a part.

Overview

We are an exploration stage company and our sole project is currently the Whistler Project. The Whistler Project is a gold-copper exploration project located in the Yentna Mining District, approximately 150 km northwest of Anchorage, Alaska. See “Business – Property, Plant and Equipment” for further information regarding the Whistler Project. We may also in the future evaluate and acquire additional interests in gold and gold-copper projects in the Americas.

We were incorporated on June 30, 2015 in Alaska as “BRI Alaska Corp.” On September 8, 2022, we redomiciled to Nevada and changed our name to “U.S. GoldMining Inc.” We are a subsidiary of GoldMining, a company organized under the laws of Canada and listed on the Toronto Stock Exchange and NYSE American exchange. GoldMining is a public mineral exploration company that was incorporated in 2009 and is focused on the acquisition and development of gold assets in the Americas.

Our offices are located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, Canada V6E 2Y3 and 301 Calista Court, Suite #200, Office #203, Anchorage, Alaska, 99518. Our website address is www.us.goldmining.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus.

Our Strategy

Our strategy is to enhance and grow the value of our asset base, with a focus on exploring and advancing the Whistler Project in Alaska. Our longer-term strategy may include seeking out compelling acquisition opportunities that enhance the value of our assets and demonstrate potential for significant growth through exploration and development.

Our management team and board of directors have extensive combined mining sector related experience, including exploration, development, operating and capital markets experience. We intend to capitalize on this significant experience as we seek to advance the Whistler Project and otherwise grow our business, following best practices with a dedication to safety, the environment and sustainable development for local communities.

As part of our strategy, we expect to utilize a cost-efficient business model by operating with an efficient, highly experienced team and calling upon third-party resources to supplement our skill set as opportunities and needs may arise. This strategy should enable us to maintain a high degree of flexibility in our cost structure. We believe it will also help to ensure that our business model is scalable and allows us to seek new growth opportunities in a cost effective and value enhancing manner.

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The Whistler Project

The following information is condensed and extracted from the S-K 1300 Report. Readers should refer to the full text of the S-K 1300 Report for further information regarding the Whistler Project.

Project Description, Location and Access

The Whistler Project is a gold-copper exploration project located in the Yentna Mining District of Alaska, approximately 150 km northwest of Anchorage.

The Whistler Project comprises 304 State of Alaska mining claims covering an aggregate area of approximately 172 km2 (approximately 42,500 acres). A base camp and gravel airstrip for wheel-based aircraft is established adjacent to the Skwentna River. The camp is equipped with diesel generators, a satellite communication link, tent structures on wooden floors and several wood-frame buildings. Although chiefly used for summer field programs, the camp is winterized. The camp has been maintained in good condition, although some of the tent-based structures have been damaged by heavy snow loads and will need to be repaired or replaced.

The following map sets forth the location of the Whistler Project.

450000
500000
550000
600000
650000
700000
6900000
6850000
6800000
ALASKA
500 km
Petersville
Talkeetna
Amber Lake
Skwentna
Winter Trail
WHISTLER
Willow
Proposed Route For
Donlin Gold Pipeline
Mt. Spurr
Geothermal Power
Chuitna Coal
Chakachamna
Hydroelectric Power
Beluga
385 MW Power Station
Anchorage
Tyonek
Legend
Communities
Proposed Power Project
Proposed Coal Mine
Roads
Railway
Powerlines
Pipelines
Whistler Property Outline

Moose Mountain Technical Services

PROPERTY LOCATION MAP

WHISTLER PROJECT

ALASKA, USA

Figure No:

0 10 20 30 40 50
Km

Coordinate System: NAD 1983 UTM Zone 05N

Geological Setting, Mineralization and Deposit Types

Geological Setting

The Whistler Project is located in the Alaska Range. The Alaska Range is a continuation of the Pacific Coastal Mountains extending in an arc across the northern Pacific, and represents a long-lived continental arc characterized by multiple magmatic events ranging in age from about 70 Ma to 30 Ma and associated with a wide range of base and precious metals contained within hydrothermal sulphide bearing mineralization. The geology of the Whistler Project is characterized by a thick succession of Cretaceous to early Tertiary (ca. 97 to 65 Ma) volcano-sedimentary rocks intruded by a diverse suite of plutonic rocks of Jurassic to mid-Tertiary age.

Two main intrusive suites are important in the Whistler Project area:

●	The Whistler Igneous Suite comprises alkali-calcic basalt-andesite, diorite and monzonite intrusive rocks approximately 76 Ma with restricted extrusive equivalent. These intrusions are commonly associated with gold-copper porphyry-style mineralization (the “Whistler Deposit”).

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●	The Composite Suite intrusions vary in composition from peridotite to granite and their ages span from 67 to about 64 Ma. Gold-copper veinlets and pegmatitic occurrences are characteristics of the composite plutons (e.g. the Mt. Estelle prospect, the Muddy Creek prospect).

Mineralization and Deposit Types

Exploration on the Whistler Project by Cominco Alaska, referred to as “Cominco”, Kennecott Exploration, referred to as “Kennecott”, Geoinformatics Alaska Exploration Inc., referred to as “Geoinformatics”, and Kiska Metals Corporation, referred to as “Kiska”, has identified three primary exploration targets for porphyry-style gold-copper mineralization. These include the Whistler Deposit, the Raintree West prospect, approximately 1500m east of the Whistler Deposit (“Raintree West”), and the Island Mountain Breccia Zone (the “Island Mountain Deposit”). All of the porphyry prospects in the Whistler area share similar styles of alteration, mineralization, veining and cross-cutting relationships that are generally typical of porphyry systems associated with relatively oxidized magma series (A- and B-type quartz vein stockwork, chalcopyrite-pyrite mineralization assemblage, presence of sulphates, core of potassic alteration with well-developed peripheral phyllic alteration zones).

The Whistler and Island Mountain areas also host multiple secondary porphyry-like prospects defined by drilling, anomalous soil samples, alteration, veining, surface rock samples, Induced Polarization chargeability/resistivity anomalies, airborne magnetic anomalies and airborne electromagnetic anomalies. These include the Raintree North, Rainmaker, Round Mountain, Puntilla, Snow Ridge, Dagwood, Super Conductor, Howell Zone and Cirque Zones.

Island Mountain exhibits a different style of alteration, veining and sulphide mineralization. Principally the occurrence of pyrrhotite and arsenopyrite associated with Au-Cu mineralization, strong sodic-calcic alteration, lack of significant sulphates, minor hydrothermal quartz and weak to insignificant phyllic alteration. For these reasons, the porphyry system at Island Mountain may belong to the “reduced” subclass of porphyry copper-gold deposits.

The Muddy Creek area represents an additional exploration target with the potential to host a bulk tonnage, intrusion-related gold deposit. The intrusive complex at Muddy Creek is predominantly monzonitic grading to more mafic marginal phases. Mineralization is restricted to sheeted vein zones.

Drilling

A total of 70,247m of diamond drilling in 257 holes has been completed on the Whistler Project by Cominco, Kennecott, Geoinformatics and Kiska from 1986 to the end of 2011. Of these drill holes, 21,132m in 52 holes have been drilled in the Whistler Deposit area, 20,479m in 94 holes have been drilled in the Raintree area and 14,410m in 36 holes comprise the Island Mountain resource area. There are 14,226m in 75 holes in areas outside the three resource areas.

Mineral Processing and Metallurgical Testing

Metallurgical testing had been carried out in three phases starting with the 2004/05 preliminary testing in Salt Lake City under the general supervision of Kennecott and culminating in the two phases under Kiska conducted at G&T Laboratories in Kamloops during 2010 to 2012.

Whistler Deposit preliminary metallurgical test work included gravity concentration or flotation to recover the copper and gold. From the metallurgical test work results and subsequent analysis it appears that the Whistler Deposit is metallurgically amenable to a conventional flotation route to produce saleable high quality copper concentrates with gold credits, despite the low head grade, and that the levels of recovery and upgrade for both copper and gold are relatively insensitive to feed grade. We believe that there are no processing factors or deleterious elements that could have significant effect of potential economic extraction.

The preliminary testing indicated that the Island Mountain material tested is amenable to copper recovery by flotation and that the expected gold is relatively free milling. The results indicate that in the range of 90% of the gold can be recovered by either whole ore leaching or a combination of flotation and leaching of the tailings.

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For both deposits further metallurgical development and assessment work is required to develop the best flowsheet with respect to capital and operating costs, metal recoveries and overall economics.

As of the date hereof, no metallurgical testing has been carried out on rocks from the Raintree West Deposit, however, given the similarities in geological setting, host rock, mineralization and alteration between Raintree West and the Whistler Deposits, it has been assumed by us that metallurgical processes and metal recoveries determined for the Whistler Deposit are a reasonable approximation for the Raintree West Deposit at this time.

Metal recoveries reported for the Whistler Project resource estimate include 83% for copper, 70% for gold and 65% for silver with silver grades below 10 g/t.

Mineral Resource Estimates

The following table sets forth the mineral resource estimate in the S-K 1300 Report, with an effective date of September 22, 2022.

Deposit			In Situ Grade					In Situ Metal
	NSR Cutoff	Tonnage	NSR	Gold	Silver	Copper	Gold Eq	Gold	Silver	Copper	Gold Eq
	(US$/t)	(Mt)	(US$/t)	(g/t)	(g/t)	(%)	(g/t)	(Moz)	(Moz)	(Mlbs)	(Moz)
	Indicated Resources
Whistler	10.50	107.77	26.44	0.50	1.95	0.17	0.79	1.75	6.76	399	2.74
Raintree (Open Pit)	10.50	7.76	20.61	0.49	4.88	0.09	0.67	0.12	1.22	15	0.17
Total Indicated (Open Pit)	10.50	115.53	26.05	0.50	2.15	0.16	0.78	1.87	7.97	414	2.90
Raintree (Underground)	25.00 shell	2.68	34.02	0.79	4.18	0.13	1.03	0.07	0.36	8	0.09
Total Indicated	Varies	118.20	26.23	0.51	2.19	0.16	0.79	1.94	8.33	422	2.99
	Inferred Resources
Whistler	10.50	153.54	19.17	0.35	1.48	0.13	0.57	1.71	7.31	455	2.83
Island Mountain	10.50	111.90	18.99	0.47	1.06	0.05	0.57	1.70	3.81	131	2.04
Raintree (Open Pit)	10.50	11.77	24.28	0.62	4.58	0.07	0.77	0.23	1.73	18	0.29
Total Inferred (Open Pit)	10.50	277.21	19.32	0.41	1.44	0.10	0.58	3.64	12.85	604	5.16
Raintree (Underground)	25.00 shell	39.77	32.65	0.80	2.51	0.12	1.00	1.03	3.21	107	1.28
Total Inferred	varies	316.98	20.99	0.46	1.58	0.10	0.63	4.67	16.06	711	6.45

Notes:

1.	The mineral resource for Whistler, Island Mountain and the upper portions of the Raintree West deposits have been confined by an open pit with “reasonable prospects of eventual economic extraction” using the following assumptions: (i) metal prices of US$1,600/oz Au, US$3.25/lb Cu and US$21/oz Ag; (ii) payable metal of 99% payable Au, 90% payable Ag and 1% deduction for Cu; (iii) offsite costs (refining, transport and insurance) of US$136/wmt proportionally distributed between Au, Ag and Cu; (iv) royalty of 3% NSR; (v) pit slopes are 50 degrees; (vi) mining cost of US$1.80/t for waste and US$2.00/t for mineralized material; and (vii) processing, general and administrative costs of US$10.50/t.

2.	The lower portion of the Raintree West deposit has been constrained by a mineable shape with “reasonable prospects of eventual economic extraction” using a US$25.00/t cutoff.

3.	Metallurgical recoveries are: 70% for Au, 83% for Cu, and 65% Ag for Ag grades below 10g/t. The Ag recovery is 0% for values above 10g/t for all deposits.

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4.	The NSR equations are: below 10g/t Ag: NSR (US$/t) = (100%-3%)*((Au*70%*US$49.273g/t) + (Cu*83%*US$2.966*2204.62 + Ag*65%*US$0.574)), and above 10g/t Ag: NSR (US$/t) = (100%-3%)*((Au*70%*US$49.256g/t) + (Cu*83%*US$2.965*2204.62)).

5.	The Au Equivalent equations are: below 10g/t Ag: AuEq = Au + Cu*1.5733 +0.0108Ag, and above 10g/t Ag: AuEq = Au + Cu*1.5733.

6.	The specific gravity for each deposit and domain ranges from 2.76 to 2.91 for Island Mountain, 2.60 to 2.72 for Whistler with an average value of 2.80 for Raintree West.

7.	Numbers may not add up due to rounding.

Summary Risk Factors

Investing in our securities is speculative and involves substantial risk. You should carefully consider all of the information in this prospectus prior to investing in our securities. There are numerous risk factors related to our business that are described under “Risk Factors” and elsewhere in this prospectus. These risks could materially and adversely impact our business, results of operations, financial condition and future prospects, which could cause the trading price of our securities to decline and could result in a loss of your investment. Among these important risks are the following:

Risks Relating to our Business and Industry

●	Our success depends on the exploration development and operation of the Whistler Project, an exploration stage project, which is currently our only project.
●	We do not operate any mines and the development of our mineral project into a mine is highly speculative in nature, may be unsuccessful and may never result in the development of an operating mine.
●	Resource exploration and development is a high risk, speculative business.
●	Mineral resource estimates are based on interpretation and assumptions and could be inaccurate or yield less mineral production under actual conditions than is currently estimated. Any material changes in these estimates could affect the economic viability of the Whistler Project, our financial condition and ability to be profitable.
●	We have negative cash flows from operating activities.
●	We have no history of earnings, and there are no known commercial quantities of mineral reserves on the Whistler Project.
●	We will require additional financing to fund exploration and, if warranted, development and production. Failure to obtain additional financing could have a material adverse effect on our financial condition and results of operation and could cast uncertainty on our ability to continue our operations in the future.
●	The development of the Whistler Project or any other projects we may acquire in the future into an operating mine will be subject to all of the risks associated with establishing and operating new mining operations.
●	Our growth strategy and future exploration and development efforts may be unsuccessful.
●	We may issue additional shares of our common stock from time to time for various reasons, resulting in the potential for significant dilution to existing stockholders.
●	We may face pressure to demonstrate that, in addition to seeking to generate returns for its stockholders, other stakeholders benefit from our activities.
●	Legislation has been proposed that would significantly affect the mining industry and our business.
●	Our activities are subject to environmental laws and regulations that may increase our costs of doing business and restrict our operations.
●	Mining and project development is inherently risky and subject to conditions or events some of which are beyond our control, and which could have a material adverse effect on our business.

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●	The validity of our title to the Whistler Project and future mineral properties may be disputed by others claiming title to all or part of such properties.
●	We may in the future enter into transactions with related parties and such transactions present possible conflicts of interest.
●	We face various risks related to health epidemics, pandemics or other health crises, which may have material adverse effects on our business, financial position, results of operations and/or cash flows.
●	Increasing attention to Environmental, Social and Governance (“ESG”) matters and conservation measures may adversely impact our business.
●	We rely on third-party contractors.
●	We are subject to various laws and regulations, and the costs associated with compliance with such laws and regulations may cause substantial delays and require significant cash and financial expenditure, which may have a material adverse effect on our business.
●	We rely on information technology systems and any inadequacy, failure, interruption or security breaches of those systems may harm our reputation and ability to effectively operate our business.
●	Global financial markets can have a profound impact on the global economy in general and on the mining industry in particular.
●	The volatility in gold and other commodity prices may adversely affect any future operations and, if warranted, our ability to develop our properties.
●	The mining industry is intensely competitive in all of its phases, and we compete with many companies possessing greater financial and technical resources.
●	We are currently operating in a period of economic uncertainty and capital markets disruptions, which have been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine.
●	If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected.
●	Our results of operations could be affected by currency fluctuations.
●	We are dependent on key personnel and the absence of any of these individuals could adversely affect our business. We may experience difficulty attracting and retaining qualified personnel.
●	Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.
●	Certain of our directors and officers also serve as directors and officers of other companies involved in natural resource exploration and development, which may cause them to have conflicts of interest and not have adequate time and attention to dedicate to the Company.
●	There will be significant hazards associated with our mining activities, some of which may not be fully covered by insurance. To the extent we must pay the costs associated with such risks, our business may be negatively affected.
●	Capital and operating cost estimates made in respect of our current and future development projects and mines may not prove to be accurate.
●	We may use certain financial instruments that subject us to a number of inherent risks.

Risks Relating to Our Securities and this Offering

●	The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.
●	We are an “emerging growth company”, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our securities less attractive to investors.
●	A small number of our stockholders could significantly influence our business.
●	We will be a “controlled company” within the meaning of the NYSE American Company Guide. As a result, we will qualify for exemptions from certain U.S. corporate governance requirements and such exemptions could have an adverse effect on our public stockholders.
●	The market price of our securities may be volatile, which could result in substantial losses for investors purchasing securities in this offering.
●	An active, liquid and orderly trading market for our securities may not develop.

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●	Substantial future sales of our securities, or the perception that these sales could occur, may cause the price of our securities to drop significantly, even if our business is performing well.
●	The units are equity interests and would be subordinate to future issuances by us of either indebtedness or preferred shares.
●	We do not anticipate paying cash dividends, and accordingly, stockholders must rely on share appreciation for any return on their investment.
●	Investors in this offering will pay a much higher price than the book value of our common stock and therefore you will incur immediate and substantial dilution of your investment.
●	The NYSE American may in the future delist our securities from its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.
●	U.S. civil liabilities may not be enforceable against our directors, our officers or certain experts named in this prospectus. Similarly, it may be difficult for investors to enforce civil liabilities against us, our directors and officers residing outside of the U.S.
●	Any issuance of preferred shares could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the market price of our common stock.
●	Our securities may not be listed on a “designated stock exchange” for purposes of the Canadian Tax Act and our securities may be subject to Canadian taxation on disposition.

As a result of these risks and other risks described under “Risk Factors”, there is no guarantee that we will experience growth or profitability in the future.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act, or the JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These exceptions include:

●	an exemption to include in an initial public offering registration statement less than five years of selected financial data;
●	an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting; and
●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements.

The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected not to avail ourselves of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards. This election is irrevocable.

We will remain an emerging growth company until the earliest of:

●	the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion;
●	the last day of our fiscal year following the fifth anniversary of the completion of this offering;
●	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or
●	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

We have availed ourselves in this prospectus of the reduced reporting requirements described above with respect to selected financial data. As a result, the information that we are providing to you may be less comprehensive than what you might receive from other public companies. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

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Organizational Structure

The following chart sets forth our current corporate organization as of the date hereof and prior to completion of this offering.

(1) GoldMining holds 100% of the issued and outstanding common stock of the Company, less 635,000 shares of performance based restricted common stock of the Company held by certain of our and GoldMining’s executive officers and directors. See “Executive and Director Compensation”.

Company Information

We were incorporated on June 30, 2015 in Alaska as “BRI Alaska Corp.” On September 8, 2022, we redomiciled to Nevada and changed our name to “U.S. GoldMining Inc.” Our principal executive offices are located at 1030 West Georgia Street, Suite 1830, Vancouver, BC, Canada, V6E 2Y3. Our website address is www.us.goldmining.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus.

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The Offering

Securities offered by us	Units, with each Unit consisting of (i) one share of our common stock, par value $0.001 per share, and (ii) one Warrant. The share of our common stock and Warrant comprising each Unit are immediately separable and will be issued separately in this offering. This prospectus also relates to the offering of our shares of common stock issuable upon the exercise of the Warrants included in the Units.

Warrants	Each Warrant entitles the holder thereof to purchase share of our common stock at a price of $ per share. Only whole Warrants are exercisable. The Warrants are exercisable at any time for period of from the date on which such Warrants were issued. The Warrants and the shares of our common stock will be purchased together in this offering. The exercise price and the number of shares into which the Warrant may be exercised are subject to adjustments in certain circumstances. See “Description of Securities—Warrants” for a discussion of the terms of the Warrants.

Over-allotment option	We have granted the underwriters an option, exercisable within 30 days of the date of this prospectus, to purchase up to an additional shares of our common stock and/or Warrants to purchase up to an additional shares of our common stock to cover over-allotments, if any, in connection with this offering.

Common stock to be outstanding after this offering	shares of our common stock (assuming no exercise of the Warrants included in this offering), and ( shares of our common stock if the over-allotment option is exercised in full).

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional common stock and/or Warrants from us in full, based on an initial public offering price of $ per Unit,after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering to implement our growth and acquisition strategy, and for other general working capital purposes. See “Use of Proceeds”.

Proposed NYSE American Symbols	“USGO” for our common stock and “USGOW” for the Warrants

Voting Rights	Holders of our common stock are entitled to one vote per share. See “Description of Capital Stock”.

Dividend Policy	We have never paid or declared any dividends on our common stock or any of our other securities. We currently intend to retain any future earnings to finance the growth and development of our business, and we do not anticipate that we will declare or pay any cash dividends in the foreseeable future. See “Dividend Policy”.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider carefully before investing in our securities.

Lock-ups	We and our directors, officers and principal stockholders of our common stock have agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common stock for a period of 180 days after the closing date of this offering. See “Underwriting” on page 94.

The number of shares of common stock to be outstanding after this offering is based on shares of our common stock outstanding as of           , 2022, and excludes           shares of our common stock reserved for future issuance under our share-based compensation plans.

Unless otherwise indicated, all information in this prospectus reflects and assumes:

●	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock and/or Warrants from us to cover over-allotments, if any, in connection with this offering;
●	no exercise of the Warrants described above; and
●	no issuance or exercise of options after , 2022.

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Summary Historical Financial Data

U.S. GoldMining Inc. was incorporated on June 30, 2015 in Alaska as “BRI Alaska Corp.” On September 8, 2022, U.S. GoldMining Inc. redomiciled to Nevada and changed its name from “BRI Alaska Corp.” to “U.S. GoldMining Inc.”

The following tables set forth a summary of our financial data. The summary statements of operations data for the fiscal years ended November 30, 2020 and 2021 are derived from our audited financial statements included elsewhere in this prospectus. You should read this summary data together with our financial statements and related notes included elsewhere in this prospectus and the information in the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary financial data in this section are not intended to replace the financial statements and related notes included elsewhere in this prospectus.

	Year Ended
	November 30, 2021	November 30, 2020

Statement of Operations Data
Total operating expenses	$(697,311)	$(595,510)
Loss from operations	$(697,311)	$(595,510)
Loss before income taxes	$(697,311)	$(595,510)
Income tax expense	—	—
Net loss	$(697,311)	$(595,510)
Basic and diluted net loss per share(1)	$(0.07)	$(0.06)

(1) Adjusted to reflect a 2.714286-for-1 split of our common stock completed on September 22, 2022.

RISK FACTORS

Investing in our securities is speculative and involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information in this prospectus, including our financial statements and notes thereto, before you decide to purchase our securities. If any of the following risks actually occur, our business, financial conditions, results of operations and prospects could be materially adversely affected, the value of our securities could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See “Cautionary Note Regarding Forward-Looking Statements”.

Risks Relating to our Business and Industry

Our success depends on the exploration development and operation of the Whistler Project, an exploration stage project which is currently our only project.

At present, our only mineral property is the interest that we hold in the Whistler Project, which is in the exploration stage. Unless we acquire or develop additional mineral properties, we will be solely dependent upon this property and our future success will be largely driven by our ability to explore and develop the Whistler Project successfully, including the results of such exploration and development efforts. If no additional mineral properties are acquired by us, any adverse development affecting our operations and further exploration or development of the Whistler Project may have a material adverse effect on our financial condition and results of operations.

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We do not operate any mines and the development of our mineral project into a mine is highly speculative in nature, may be unsuccessful and may never result in the development of an operating mine.

The Whistler Project is at the exploration stage and is without identified mineral reserves. We do not have any interest in any mining operations or mines in development.

Mineral exploration and mine development are highly speculative in nature, involve many uncertainties and risks and are frequently unsuccessful. Mineral exploration is performed to demonstrate the dimensions, position and mineral characteristics of mineral deposits, estimate mineral resources, assess amenability of the deposit to mining and processing scenarios and estimate potential deposit size. Once mineralization is discovered, it may take a number of years from the initial exploration phases before mineral development and production is possible, during which time the potential feasibility of the project may change adversely.

Mineralization may not be economic to mine. A significant number of years, several studies, and substantial expenditures are typically required to establish economic mineralization in the form of proven mineral reserves and Probable Mineral Reserves, to determine processes to extract the metals and, if required, to construct mining, processing, and tailing facilities and obtain the rights to the land and the resources (including capital) required to develop the mining operation.

In addition, if we discover mineralization that becomes a mineral reserve, it will take several years to a decade or more from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, we may not be able to successfully develop a commercially viable producing mine.

In addition, whether developing a producing mine is economically feasible will depend upon numerous additional factors, most of which are beyond our control, including the availability and cost of required development capital and labor, movement in the price of commodities, securing and maintaining title to mineral and other property rights as well as obtaining all necessary consents, permits and approvals for the development of the mine. The economic feasibility of development projects is based upon many factors, including the accuracy of mineral resource and mineral reserve estimates; metallurgical recoveries; capital and operating costs; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting and environmental protection; and metal prices, which are highly volatile. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits and availability of adequate financing. Any of these factors may result in us being unable to successfully develop a commercially viable operating mine.

Resource exploration and development is a high risk, speculative business.

While the discovery of an ore body may result in substantial rewards, few mineral properties which are explored are ultimately developed into producing mines. Most exploration projects do not result in the discovery of commercially mineable deposits. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity or quality to return a profit from production. The marketability of minerals acquired or discovered by us may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in our not receiving an adequate return of investment capital.

There is no assurance that our mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of our operations will in part be directly related to the costs and success of our exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

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Additionally, significant capital investment is required to discover commercial ore and to commercialize production from successful exploration effort and maintain mineral concessions and other rights through payment of applicable taxes, advance royalties and other fees. The commercial viability of a mineral deposit is dependent on a number of factors, including, among others: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices; and (iii) governmental regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete impact of these factors, either alone or in combination, cannot be entirely predicted and their impact may result in our not achieving an adequate return on invested capital.

There is no certainty that the expenditures made by us towards the search for and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Mineral resource estimates are based on interpretation and assumptions and could be inaccurate or yield less mineral production under actual conditions than is currently estimated. Any material changes in these estimates could affect the economic viability of the Whistler Project, our financial condition and ability to be profitable.

The estimates for mineral resources contained herein are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved. There are numerous uncertainties inherent in estimating mineral resources, including many factors beyond our control. Such estimation is a subjective process, and the accuracy of any mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, if any. If our actual mineral resources are less than current estimates or if we fail to develop our Mineral Resource base through the realization of identified mineralized potential, our results of operations or financial condition may be materially and adversely affected. Evaluation of mineral resources occurs from time to time and they may change depending on further geological interpretation, drilling results and metal prices. The category of inferred mineral resource is often the least reliable mineral resource category and is subject to the most variability. We regularly evaluate our mineral resources and consider the merits of increasing the reliability of its overall mineral resources.

We may not be able to obtain all required permits and licenses to place any of our properties into production. Our future operations may require permits from various governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labor standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters. There can be no guarantee that we will be able to obtain all necessary licenses, permits and approvals that may be required to undertake exploration activity or commence construction or operation of mine facilities at the Whistler Project. Additionally, there can be no assurance that all permits and licenses we may require for future exploration or possible future development will be obtainable at all or on reasonable terms.

Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although we believe that our exploration activities are currently carried out in accordance with all of the applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail the production or development of the Whistler Project. Amendments to current laws and regulations governing our operations and activities or a more stringent implementation thereof could have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, the installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may be subject to civil or criminal fines or penalties for violations of applicable laws or regulations.

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Amendments to current laws, regulations and permits governing operations and activities of mining companies, or a more stringent implementation thereof, could have a material adverse impact on us and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

We have negative cash flows from operating activities.

We had negative cash flow from operating activities in the period from our incorporation until the date of this prospectus. We expect that we will use a portion of the proceeds of this offering to fund anticipated negative cash flow from operating activities in future periods. Given that we have no operating revenues, and do not anticipate generating operating revenues for the foreseeable future, we expect that expenditures to fund operating activities will be provided by financings. There is no assurance that future financings can be completed on acceptable terms or at all, and our failure to raise capital when needed could limit our ability to continue our operations in the future.

We have no history of earnings or mineral production, and there are currently no known commercial quantities of mineral reserves on the Whistler Project.

We have no history of earnings or mineral production and may never engage in mineral production. There are currently no known commercial quantities of mineral reserves on the Whistler Project. Development of the Whistler Project and any other projects we may acquire in the future will only follow upon obtaining satisfactory results of further exploration work and geological and other studies. Exploration and the development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that our exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of our operations will be in part directly related to the cost and success of our exploration programs, which may be affected by a number of factors. Even if commercial quantities of minerals are discovered, the Whistler Project may not be brought into a state of commercial production. The commercial viability of a mineral deposit once discovered is also dependent on various factors, including particulars of the deposit itself, proximity to infrastructure, metal prices, and availability of power and water to permit development.

Further, we are subject to many risks common to mineral exploration companies, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance we will be successful in achieving a return on stockholder’s investment and the likelihood of success must be considered in light of its early-stage operations.

We will require additional financing to fund exploration and, if warranted, development and production. Failure to obtain additional financing could have a material adverse effect on our financial condition and results of operation and could cast uncertainty on our ability to continue our operations in the future.

We have no history of earnings, and, due to the nature of our business, there can be no assurance that we will be profitable. We have paid no dividends on our common stock or any of our other securities since incorporation and do not anticipate doing so in the foreseeable future. The only present source of funds available to us is through the sale of our equity shares. Even if the results of exploration are encouraging, we may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially minable deposit exists on any portion of the Whistler Project. While we may generate additional working capital through further equity offerings, there is no assurance that any such funds will be available on acceptable terms, or at all. If available, future equity financing may result in substantial dilution to stockholders. At present it is impossible to determine what amounts of additional funds, if any, may be required.

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The development of the Whistler Project or any other projects we may acquire in the future into an operating mine will be subject to all of the risks associated with establishing and operating new mining operations.

If the development of the Whistler Project or any other projects we may acquire in the future is found to be economically feasible and we seek to develop an operating mine, the development of such a mine will require obtaining permits and financing the construction and operation of the mine itself, processing plants and related infrastructure. As a result, we will be subject to certain risks associated with establishing new mining operations, including:

●	uncertainties in timing and costs, which can be highly variable and considerable in amount, of the construction of mining and processing facilities and related infrastructure;

●	we may find that skilled labor, mining equipment and principal supplies needed for operations, including explosives, fuels, chemical reagents, water, power, equipment parts and lubricants are unavailable or available at costs that are higher than we anticipated;

●	we will need to obtain necessary environmental and other governmental approvals and permits and the receipt of those approvals and permits may be delayed or extended beyond what we anticipated, or that the approvals and permits may contain conditions and terms that materially impact our ability to operate a mine;

●	we may not be able to obtain the financing necessary to finance construction and development activities or such financing may be on terms and conditions costlier than anticipated, which may make mine development activities uneconomic;

●	we may suffer industrial accidents as part of building or operating a mine that may subject us to significant liabilities;

●	we may suffer mine failures, shaft failures or equipment failures which delay, hinder or halt mine development activities or mining operations;

●	our mining projects may suffer from adverse natural phenomena such as inclement weather conditions, floods, droughts, rock slides and seismic activity;

●	we may discover unusual or unexpected geological and metallurgical conditions that could cause us to have to revise or modify mine plans and operations in a materially adverse manner; and

●	the development or operation of our mines may become subject to opposition from nongovernmental organizations, environmental groups or local groups, which may delay, prevent, hinder or stop development activities or operations.

In addition, we may find that the costs, timing and complexities of developing the Whistler Project or any other future projects to be greater than we anticipated. Cost estimates may increase significantly as more detailed engineering work is completed on a project. It is common in mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. Accordingly, our activities may not result in profitable mining operations at our mineral properties.

Our growth strategy and future exploration and development efforts may be unsuccessful.

In order to grow our business and pursue our long-term growth strategy, we may seek to acquire additional mineral interests or merge with or invest in new companies or opportunities. A failure to make acquisitions or investments may limit our growth. In pursuing acquisition and investment opportunities, we face competition from other companies having similar growth and investment strategies, many of which may have substantially greater resources than us. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices, higher risks and a diminished pool of businesses, services or products available for acquisition or investment. Additionally, if we lose or abandon our interest in any of our mineral projects, there is no assurance that we will be able to acquire another mineral property of merit or that such an acquisition would be approved by applicable regulators.

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We may issue additional shares of our common stock from time to time for various reasons, resulting in the potential for significant dilution to existing stockholders.

The number of shares of our common stock we are authorized to issue is 300,000,000, and as such, we may issue additional shares of our common stock from time to time for various reasons, including, but not limited to, for the purposes of raising capital (including to fund exploration and development work) or acquiring additional interests. We may also issue additional shares of our common stock pursuant to equity incentive plans from time to time. These further issuances of our common stock may have a depressive effect on the price of our common stock and will dilute the voting power of our existing stockholders and the potential value of each share of our common stock.

We may face pressure to demonstrate that, in addition to seeking to generate returns for its stockholders, other stakeholders benefit from our activities.

Natural resources companies face increasing public scrutiny of their activities. We may face pressure to demonstrate that, in addition to seeking to generate returns for its stockholders, other stakeholders benefit from our activities, including local governments and the communities surrounding or nearby its properties. The potential consequences of these pressures include reputational damages, lawsuits, increasing social investment obligations and pressure to increase taxes, future royalties or other contributions to local governments and surrounding communities. These pressures may also impair our ability to successfully obtain permits and approvals required for our operations.

Our mineral exploration activities are subject to extensive laws and regulations governing prospecting, exploration, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, waste disposal, water use, land claims of local people, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters.

Government and community/stakeholder approvals may be required in connection with our operations. To the extent such approvals are required and not obtained, we may be curtailed or prohibited from continuing our exploration or mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Our mineral exploration activities may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase royalties payable or the costs related to our activities or maintaining the Whistler Project. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, government imposed royalties, claim fees, export controls, income taxes, and expropriation of property, environmental legislation and mine safety. The effect of these factors cannot be accurately predicted.

Legislation has been proposed that would significantly affect the mining industry and our business.

In recent years, members of the United States Congress have repeatedly introduced bills which would supplant or alter the provisions of the U.S. General Mining Law. If adopted, such legislation, among other things, could eliminate or greatly limit the right to a mineral patent, impose federal royalties on mineral production from unpatented mining claims located on U.S. federal lands, result in the denial of permits to mine after the expenditure of significant funds for exploration and development, reduce estimates of mineral reserves and reduce the amount of future exploration and development activity on U.S. federal lands, all of which could have a material and adverse effect on our ability to operate and its cash flow, results of operations and financial condition.

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Our activities are subject to environmental laws and regulations that may increase our costs of doing business and restrict our operations.

The activities of the Company are subject to environmental regulations in the jurisdiction in which we operate. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner involving stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations and future changes in these laws and regulations may require significant capital outlays, cause material changes or delays in our current and planned operations and future activities and reduce the profitability of operations. It is possible that future changes in these laws or regulations could have a significant adverse impact on the Whistler Project or some portion of our business, causing us to re-evaluate those activities at that time.

Examples of current U.S. federal laws which may affect our current operations and may impact future business and operations include, but are not limited to, the following:

The Comprehensive Environmental, Response, Compensation, and Liability Act (“CERCLA”), and comparable state statutes, impose strict, joint and several liability on current and former owners and operators of sites and on persons who disposed of or arranged for the disposal of hazardous substances found at such sites. It is not uncommon for the government to file claims requiring cleanup actions, demands for reimbursement for government-incurred cleanup costs, or natural resource damages, or for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. The Federal Resource Conservation and Recovery Act (“RCRA”), and comparable state statutes, govern the disposal of solid waste and hazardous waste and authorize the imposition of substantial fines and penalties for noncompliance, as well as requirements for corrective actions. CERCLA, RCRA and comparable state statutes can impose liability for clean-up of sites and disposal of substances found on exploration, mining and processing sites long after activities on such sites have been completed.

The Clean Air Act (“CAA”) restricts the emission of air pollutants from many sources, including mining and processing activities. Our mining operations may produce air emissions, including fugitive dust and other air pollutants from stationary equipment, storage facilities and the use of mobile sources such as trucks and heavy construction equipment, which are subject to review, monitoring or control requirements under the CAA and state air quality laws. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. In addition, permitting rules may impose limitations on our production levels or result in additional capital expenditures in order to comply with the regulations.

The National Environmental Policy Act (“NEPA”) requires federal agencies to integrate environmental considerations into their decision-making processes by evaluating the environmental impacts of their proposed actions, including issuance of permits to mining facilities, and assessing alternatives to those actions. If a proposed action could significantly affect the environment, the agency must prepare a detailed statement known as an Environmental Impact Statement (“EIS”). The U.S. Environmental Protection Agency (“EPA”), other federal agencies, and any interested third parties will review and comment on the scoping of the EIS and the adequacy of and findings set forth in the draft and final EIS. We are required to undertake the NEPA process for the Whistler Project permitting. The NEPA process can cause delays in issuance of required permits or result in changes to a project to mitigate its potential environmental impacts, which can in turn impact the economic feasibility of a proposed project or the ability to construct or operate the Whistler Project or other properties and may make them entirely uneconomic.

The Clean Water Act (“CWA”), and comparable state statutes, impose restrictions and controls on the discharge of pollutants into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA regulates storm water mining facilities and requires a storm water discharge permit for certain activities. Such a permit requires the regulated facility to monitor and sample storm water run-off from its operations. The CWA and regulations implemented thereunder also prohibit discharges of dredged and fill material in wetlands and other waters of the United States unless authorized by an appropriately issued permit. The CWA and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges of pollutants and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release.

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The Safe Drinking Water Act (“SDWA”) and the Underground Injection Control (“UIC”) program promulgated thereunder, regulate the drilling and operation of subsurface injection wells. The EPA directly administers the UIC program in some states and in others the responsibility for the program has been delegated to the state. The program requires that a permit be obtained before drilling a disposal or injection well. Violation of these regulations or contamination of groundwater by mining related activities may result in fines, penalties, and remediation costs, among other sanctions and liabilities under the SDWA and state laws. In addition, third party claims may be filed by landowners and other parties claiming damages for alternative water supplies, property damages, and bodily injury.

We may be unsuccessful in obtaining necessary permits to explore, develop or mine the Whistler Project in a timely manner or at all.

Exploration, development and mining activities will require certain permits and other governmental approvals. We may be unsuccessful in obtaining such permits and approvals on a timely basis, or on favorable terms or at all.

The State of Alaska requires that an Application for Permit to Mine in Alaska (“APMA”) be submitted to obtain permits for all exploration, mining, or transportation of equipment and maintaining a camp. These permits are reviewed by related state and federal agencies that can comment on and require specific changes to proposed work plans to minimize impacts on the environment. We have submitted an APMA to Alaska’s Department of Natural Resources (“ADNR”) for the issuance of permits that will allow for future exploration work on the property in connection with the Whistler Project and on September 22, 2022, the ADNR approved Multi-Year 2022-2026 Exploration and Reclamation Permit Number 2778 for Hardrock Exploration – Skwentna River - Yentna Mining District, and in addition also approved Reclamation Plan Approval Number 2778.

Any failure to obtain permits and other governmental approvals could delay or prevent us from completing contemplated activities as planned which could negatively impact our financial condition and results of operations.

Mining and project development is inherently risky and subject to conditions or events some of which are beyond our control, and which could have a material adverse effect on our business.

Our activities related to the exploration and development of the Whistler Project and any other projects we may acquire in the future are subject to hazards and risks inherent in the mining industry. These risks, include, but are not limited to, rock falls, rock bursts, collapses, seismic activity, flooding, environmental pollution, mechanical equipment failure, facility performance issues, and periodic disruption due to inclement or hazardous weather conditions. Such risks could result in personal injury or fatality, damage to equipment or infrastructure, environmental damage, delays, suspensions or permanent cessation of activities, monetary losses and possible legal liability.

Our mining, processing, development and exploration activities depend on adequate infrastructure. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage and government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

The validity of our title to the Whistler Project and future mineral properties may be disputed by others claiming title to all or part of such properties.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although we believe we have taken reasonable measures to ensure proper title to our interests in our properties, there is no guarantee that title to any such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interests, including prior unregistered liens, agreements, transfers or claims and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate on such properties as permitted or to enforce its rights with respect to such properties.

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We may in the future enter into transactions with related parties and such transactions present possible conflicts of interest.

We may in the future enter into transactions with related parties and such transactions present possible conflicts of interest. GoldMining, or other related parties may have interests in such transactions that do not align with the interests of our security holders. There can be no assurance that we may have been able to achieve more favorable terms, including as to value and other key terms, if such transaction had not been with a related party.

We may in the future enter into transactions with entities in which our board of directors and other related parties hold ownership interests. We expect that material transactions with related parties after this offering, if any, will be reviewed and approved by our nominating and corporate governance committee or our audit committee, each of which will be comprised solely of independent directors upon the completion of this offering. Nevertheless, there can be no assurance that any such transactions will result in terms that are more favorable to us than if such transactions are not entered into with related parties. Furthermore, we may achieve more favorable terms if such transactions had not been entered into with related parties and, in such case, these transactions, individually or in the aggregate, may have an adverse effect on our business, financial position and results of operations.

We face various risks related to health epidemics, pandemics or other health crises, which may have material adverse effects on our business, financial position, results of operations and/or cash flows.

An outbreak of epidemics, pandemics or other health crises, such as COVID-19 and the subsequent response by government and private actors to such health crises could result in a materially adverse effect on the Company’s business, operations and financial condition. As at the date of the date hereof, the COVID-19 pandemic and efforts to control its spread have significantly curtailed the movement of people, goods and services globally. Emergency measures imposed by governments on businesses and individuals, including quarantines, travel restrictions, social-distancing, closures of non-essential businesses and shelter-in-place orders, among other measures, have impacted and may further impact our workforce and operations.

The COVID-19 pandemic may lead to risks to employee health and safety and may result in a slowdown or temporary suspension of any exploration activities at the Whistler Project. The conduct of exploration and development programs of the Company may be impacted or delayed due to limitation on employee mobility, travel restrictions and shelter-in-place orders, which may restrict or prevent the Company’s ability to access its mineral properties. Any such limitations, restrictions and orders may have a material adverse effect upon ongoing exploration programs at the Company’s mineral properties and, ultimately, on our business and financial condition.

In addition, travel and other restrictive measures put in place by governments around the world have made it difficult to complete site visits as part of due diligence of potential project acquisitions, which may delay our ability to carry out our long-term acquisition strategy.

While these effects are expected to be temporary, the duration of the disruptions to business internationally and the related financial impact cannot be estimated with any degree of certainty at this time. The COVID-19 pandemic continues to rapidly evolve and the extent to which it may impact our business, financial condition and results of operations, as well as our plans relating to exploration expenditures and other discretionary items, will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

The outbreak of COVID-19 has caused, and may cause further, disruptions to the Company’s business and operational plans. Such disruptions may result from: (i) restrictions that governments and communities impose to address the COVID-19 outbreak; (ii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others; (iii) shortages of employees and/or unavailability of contractors and subcontractors; and/or (iv) interruption of supplies from third parties upon which the Company relies. Further, it is presently not possible to predict the extent or durations of these disruptions. These disruptions may have a material adverse effect on the Company’s business, financial condition and results of operations, which could be rapid and unexpected.

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Increasing attention to ESG matters and conservation measures may adversely impact our business.

Increasing attention to, and societal expectations on companies to address, climate change and other environmental and social impacts and investor and societal expectations regarding voluntary ESG disclosures may result in increased costs and reduced access to capital. While we may announce various voluntary ESG targets in the future, such targets are aspirational. Also, we may not be able to meet such targets in the manner or on such a timeline as initially contemplated, including, but not limited to, as a result of unforeseen costs or technical difficulties associated with achieving such results.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Unfavorable ESG ratings could lead to increased negative investor sentiment toward us and could impact our access to and costs of capital. Additionally, to the extent ESG matters negatively impact our reputation, we may not be able to compete as effectively to recruit or retain employees, which may adversely impact our business.

We rely on third-party contractors.

As we continue with the exploration and advancement of the Whistler Project and any other projects we may acquire in the future, timely and cost-effective completion of work will depend largely on the performance of our contractors. If any of these contractors or consultants do not perform to accepted or expected standards, we may be required to hire different contractors to complete tasks, which may impact schedules and add costs to the Whistler Project and any other projects we may acquire in the future, and in some cases, lead to significant risks and losses. A major contractor default or the failure to properly manage contractor performance could have an adverse effect on our results.

We are subject to various laws and regulations, and the costs associated with compliance with such laws and regulations may cause substantial delays and require significant cash and financial expenditure, which may have a material adverse effect on our business.

We are subject to various laws and regulations. The costs associated with compliance with such laws and regulations may cause substantial delays and require significant cash and financial expenditure, which may have a material adverse effect on us or the development of the Whistler Project and any other projects we may acquire in the future.

We rely on various counsel, consultants and advisors in respect of legal, environmental compliance, banking, financing and tax matters in order to ensure compliance with material legal, regulatory and governmental developments as they pertain to and affect our operations. Nevertheless, we may fail to comply with a legal or regulatory requirement, which may lead to the revocation of certain rights or to penalties or fees and in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws. Any of the foregoing may have a material adverse effect on us or the development of the Whistler Project and any other projects we may acquire in the future.

We rely on information technology systems and any inadequacy, failure, interruption or security breaches of those systems may harm our reputation and ability to effectively operate our business.

Our operations depend on information technology (“IT”) systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in IT system failures, delays and/or increase in capital expenses. The failure of IT systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

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Although to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Global financial markets can have a profound impact on the global economy in general and on the mining industry in particular.

Many industries, including the precious metals mining industry, are impacted by volatile market conditions. Global financial conditions remain subject to sudden and rapid destabilization in response to economic shocks. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fluctuations in fuel and energy costs, consumer debt levels, lack of available credit, the state of financial markets, interest rates and tax rates may adversely affect our growth and financial condition. Any sudden or rapid destabilization of global economic conditions could impact our ability to obtain equity or debt financing in the future on favorable terms or at all. In such an event, our operations and financial condition could be adversely affected.

The volatility in gold and other commodity prices may adversely affect any future operations and, if warranted, our ability to develop our properties.

We are exposed to commodity price risk. The price of gold or other commodities fluctuates widely and may be affected by numerous factors beyond our control, including, but not limited to, the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, global and regional supply and demand, and political and economic climates and conditions of major mineral-producing countries around the world.

Declines in the market price of gold, base metals and other minerals may adversely affect our ability to raise capital or attract joint venture partners in order to fund our ongoing operations and meet obligations under option and other agreements underlying our mineral interests. Commodity price declines could also reduce the amount we would receive on the disposition of the Whistler Project to a third party. In addition, the decision to put a mine into production and to commit the funds necessary for that purpose must be made long before the first revenue from production would be received. A decrease in the price of gold may prevent a property from being economically mined or result in the write-off of assets whose value is impaired as a result of lower gold prices.

The mining industry is intensely competitive in all of its phases, and we compete with many companies possessing greater financial and technical resources.

The mining industry is intensely competitive in all of its phases, and we compete with many companies possessing greater financial and technical resources. Competition in the precious metals mining industry is primarily for: (i) mineral rich properties that can be developed and produced economically; (ii) technical expertise to find, develop, and operate such properties; (iii) labor to operate the properties; and capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals but conduct refining and marketing operations on a global basis. Such competition may result in being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop mining properties. Existing or future competition in the mining industry could materially adversely affect our prospects for mineral exploration and success in the future.

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We are currently operating in a period of economic uncertainty and capital markets disruptions, which have been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine.

United States and other global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. In addition, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.

Any of the above-mentioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this prospectus. If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected.

If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected.

We may fail to maintain the adequacy of our internal controls over financial reporting as such standards are modified, supplemented or amended from time to time, and we cannot ensure that we will conclude on an ongoing basis that it has effective internal controls over financial reporting. Our failure to satisfy the requirements of applicable legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm our business and negatively impact the trading price and market value of its shares or other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause it to fail to meet its reporting obligations.

We may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by us in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to our management, as appropriate, to allow timely decisions regarding required disclosure.

No evaluation can provide complete assurance that our financial and disclosure controls will detect or uncover all failures of persons within the company to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of our controls and procedures could also be limited by simple errors or faulty judgements.

Our results of operations could be affected by currency fluctuations.

We maintain accounts in currencies including the United States dollars and Canadian dollars. While this offering is being conducted in United States dollars, the Company conducts its business using both the aforementioned currencies depending on the location of the operations in question and the payment obligations involved. Accordingly, the results of the Company’s operations are subject to currency exchange risks. To date, the Company has not engaged in any formal hedging program to mitigate these risks. The fluctuations in currency exchange rates may significantly impact the Company’s financial position and results of operations in the future.

We are dependent on key personnel and the absence of any of these individuals could adversely affect our business. We may experience difficulty attracting and retaining qualified personnel.

Our success is or will be dependent on a relatively small number of key management personnel, employees and consultants. Such skills and knowledge include the areas of permitting, geology, drilling, metallurgy, logistical planning, engineering and implementation of exploration programs, as well as finance and accounting. The loss of the services of one or more of such key management personnel could have a material adverse effect on our business. Our ability to manage our exploration and future development activities, and hence our success, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel, and there can be no assurance that we will be able to attract and retain such personnel.

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Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

From time to time, we may be party to various claims and litigation proceedings. All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which we may become subject could have a material effect on our financial position, results of operations or our mining, project development operations and may divert our management’s attention.

Certain of our directors and officers also serve as directors and officers of other companies involved in natural resource exploration and development, which may cause them to have conflicts of interest.

Certain of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. In addition, Alastair Still, the Chief Executive Officer of GoldMining and Garnet Dawson, a director of GoldMining, are also directors of the Company. Tim Smith, our Chief Executive Officer, is also Vice President, Exploration for GoldMining. Pat Obara, our Chief Financial Officer, Secretary, and Treasurer, is also Chief Financial Officer and Secretary of GoldMining. As a result of their positions with GoldMining, they may have a potential conflict of interest with respect to ongoing matters relating to the Whistler Project. Additionally, the time and attention our directors and officers serving as directors and/or officers of other companies are required to dedicate to such positions could limit their ability to focus on our business and impact our business.

We expect that any decision made by any of such directors and officers involving our business will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the company and our stockholders, but there can be no assurance in this regard.

There will be significant hazards associated with our mining activities, some of which may not be fully covered by insurance. To the extent we must pay the costs associated with such risks, our business may be negatively affected.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. Such occurrences could result in damage to mineral properties or facilities thereon, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although we maintain insurance to protect against certain risks in such amounts as we consider being reasonable, our insurance will not cover all of the potential risks associated with our operations. We may also be unable to maintain insurance to cover certain risks at economically feasible premiums. In addition, insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our securities.

Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to companies in the mining industry on acceptable terms. As a result, we may become subject to liability for pollution or other hazards that may not be insured against. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

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Capital and operating cost estimates made in respect of our current and future development projects and mines may not prove to be accurate.

Capital and operating cost estimates made in respect of our current and future development projects and mines may not prove to be accurate. Capital and operating costs are estimated based on the interpretation of geological data, feasibility studies, anticipated climatic conditions and other factors. Any of the following events, among the other events and uncertainties described herein, could affect the ultimate accuracy of such estimates: (i) unanticipated changes in grade and tonnage of ore to be mined and processed; (ii) incorrect data on which engineering assumptions are made; (iii) delay in construction schedules and unanticipated transportation costs; (iv) the accuracy of major equipment and construction cost estimates; (v) labor negotiations; (vi) changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); and (vii) title claims.

We may use certain financial instruments that subject us to a number of inherent risks.

We are exposed to fluctuations in the market prices of our investments in publicly traded companies and are party to derivative financial instruments related to put and covered call option contracts on certain of our investments. The call option contacts are covered by the underlying shares owned by us and in the event that we are being called to deliver the underlying shares, proceeds to be received from the sale of the underlying shares are limited to the strike price as set out in the call option contracts. We also hold put option contracts and in the event that we are being called to purchase the underlying shares, we are required to purchase the underlying shares at the strike price as set out in the put option contracts. A significant change in the price of the underlying investments may result in us recognizing a loss in connection with such contracts.

Additionally, from time to time, we may use certain financial instruments to manage the risks associated with changes in gold and other commodity prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to us by the counterparties with whom we entered into such transaction; (ii) market liquidity risk, the risk that any such position cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in us incurring an unrealized mark-to-market loss in respect of such derivative products.

Risks Relating to Our Securities and this Offering

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and applicable Canadian securities laws. In addition, we will become subject to other reporting and corporate governance requirements, including certain requirements of the NYSE American, the rules and regulations of the Canadian Securities Administrators and certain provisions of the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act”, which will impose significant compliance obligations upon us. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all applicable reporting requirements on a timely basis. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual reports with respect to our business and operating results. Sarbanes-Oxley, as well as rules subsequently implemented by the SEC, and NYSE American, have imposed increased regulation and disclosure and require enhanced corporate governance practices of public companies. Our efforts to comply with evolving corporate governance laws, regulations and standards are likely to result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. These changes will require a significant commitment of additional resources. We may need to hire more employees in the future to comply with these requirements, which will increase our costs and expenses.

We may not be successful in implementing these requirements and implementing them could materially adversely affect our business. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired. If we do not implement such requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigations by regulatory authorities, such as the SEC or NYSE American. Any such action could harm our reputation and the confidence of investors, customers and other third parties with whom we do business and could materially adversely affect our business and cause the trading price of our common stock to fall.

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In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and the applicability of these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We are an “emerging growth company”, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our securities less attractive to investors.

We are an “emerging growth company”, as defined in the JOBS Act. For as long as we continue to be an “emerging growth company”, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years following the completion of this offering. However, if our non-convertible debt issued within a three-year period exceeds $1.0 billion or revenues exceeds $1.07 billion, or the market value of our common stock that is held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company”, which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. Investors could find our securities less attractive if we choose to rely on these exemptions. If some investors find our securities less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our share price may be more volatile.

A small number of our stockholders could significantly influence our business.

We anticipate that GoldMining will, upon completion of the offering and assuming no exercise of the underwriters’ option to purchase additional shares of common stock and/or Warrants to cover over-allotments, own approximately         % of our outstanding common stock. As such, Goldmining will be able to exercise significant influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of the Company or our assets. This concentration of ownership may make it more difficult for other stockholders to effect substantial changes in the Company, may have the effect of delaying, preventing or expediting, as the case may be, a change in control of the Company and may adversely affect the market price of our securities. Further, the possibility that GoldMining or any other significant stockholders may sell all or a large portion of their securities in a short period of time could adversely affect the trading price of our shares. Also, the interests of such stockholder may not be in the best interests of all stockholders.

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We will be a “controlled company” within the meaning of the NYSE American corporate governance rules. As a result, we will qualify for exemptions from certain U.S. corporate governance requirements and such exemptions could have an adverse effect on our public stockholders.

We have applied to list our common stock and Warrants on the NYSE American. Upon the closing of this offering, GoldMining will continue to control a majority of our common stock. As a result, we will be a “controlled company” within the meaning of the NYSE American corporate governance standards. The NYSE American Company Guide provides that a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements:

●	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

●	that we have a nominating and governance committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	for an annual performance evaluation of the nominating and governance and compensation committees.

Although we currently do not intend to rely on the “controlled company” exemption provided in the NYSE American Company Guide, we could elect to rely on this exemption in the future. Our status as a controlled company could cause our securities to look less attractive to certain investors or otherwise harm the trading price of our common stock.

The market price of our securities may be volatile, which could result in substantial losses for investors purchasing securities in this offering.

The market price of our securities could be subject to significant fluctuations after this offering, and it may decline below the offering price. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our securities to wide price fluctuations regardless of our operating performance. Some of the factors that may cause the market price of our securities to fluctuate include:

●	price and volume fluctuations in the global stock markets from time to time;

●	changes in operating performance and stock market valuations of other companies in our industry;

●	sales of our securities by us or GoldMining;

●	failure of securities analysts and credit rating agencies to maintain coverage of us, changes in financial estimates by securities analysts and credit rating agencies who follow us, or our failure to meet these estimates or the expectations of investors;

●	the financial projections we may provide to the public (in the event we decide to provide any such projections), any changes in those projections or our failure to meet those projections;

●	rumors and market speculation involving us or other companies in our industry;

●	actual or anticipated changes in our results of operations or fluctuations in our results of operations;

●	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

●	announced or completed acquisitions of businesses or technologies by us or our competitors;

●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

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●	changes in tax laws and regulations as well as accounting standards, policies, guidelines, interpretations or principles;

●	any significant change in our management team;

●	general economic conditions and slow or negative growth of our markets; and

●	other risk factors described in this section of the prospectus.

In addition, stock markets have historically experienced substantial price and volume fluctuations. Broad market and industry factors may harm the market price of our securities. Hence, the market price of our securities could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the market price of our securities regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs, our management’s attention and resources could be diverted and it could harm our business, operating results and financial condition.

An active, liquid and orderly trading market for our securities may not develop.

There is currently no market through which our securities may be sold and, if a market for our securities does not develop or is not sustained, you may not be able to resell your securities purchased in this offering. This may affect the pricing of our securities in the secondary market, the transparency and availability of trading prices, the liquidity of our securities and the extent of issuer regulation. The initial public offering price of our securities was determined through negotiations between us and the underwriters. The initial public offering price may not be indicative of the market price of our securities after this offering. In the absence of an active trading market for our securities, investors may not be able to sell their securities at or above the initial public offering price. We cannot predict the price at which our securities will trade.

Substantial future sales of our securities, or the perception that these sales could occur, may cause the price of our securities to drop significantly, even if our business is performing well.

A large volume of sales of our common stock, or securities convertible into or exercisable or exchangeable for our common stock, into the public market, including shares of common stock issued upon exercise of options or warrants, could decrease the prevailing market price of such securities and could impair our ability to raise additional capital through the sale of equity securities in the future. Even if a substantial number of sales of our common stock or warrants does not occur, the mere perception of the possibility of these sales could depress the market price of our common stock or warrants and have a negative effect on our ability to raise capital in the future.

Additionally, sales of a substantial number of our common stock or warrants in the public market could occur at any time after the expiration of the 180-day contractual lock-up period described in the “Underwriting” section of this prospectus (or earlier if such lock-up period is waived by the underwriters). These sales, or the market perception that the holders of a large number of shares of our common stock or warrants intend to sell our common stock or warrants, could significantly reduce the market price of our common stock and the market price could decline below the initial public offering price. We cannot predict the effect, if any, that future public sales of these shares of our common stock or warrants, or the availability of these shares of our common stock or warrants for sale will have on the market price of our common stock. If the market price of our common stock was to drop as a result, this might impede our ability to raise additional capital and might cause remaining stockholders to lose all or part of their investments.

Further, we cannot predict the size of future issuances of our common stock or other securities or the effect, if any, that future issuances and sales of our securities will have on the market price of our common stock. Sales of substantial amounts of our securities, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

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The units are equity interests and would be subordinate to future issuances by us of either indebtedness or preferred shares.

Our units are equity interests and do not constitute indebtedness. As such, the units will rank junior to any indebtedness we may incur and to other non-equity claims against us and our assets available to satisfy claims against us, including in a liquidation. Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of holders of our preferred shares, to the extent we issue preferred shares in the future and the preferred shares remain outstanding at that time. Our board of directors is authorized to issue classes or series of preferred shares without any action on the part of the holders of our common stock and we are permitted to incur debt. Upon liquidation, lenders and holders of any outstanding debt securities and preferred shares would receive distributions of our available assets prior to holders of our common stock.

We do not anticipate paying cash dividends, and accordingly, stockholders must rely on share appreciation for any return on their investment.

We have never paid any dividends on our common stock. We currently intend to retain our future earnings, if any, to fund the development and growth of our businesses and do not anticipate that we will declare or pay any cash dividends on our common stock in the foreseeable future. See “Dividend Policy”. As a result, capital appreciation, if any, of our common stock will be your sole source of gain on your investment for the foreseeable future. Investors seeking cash dividends should not invest in our common stock.

Investors in this offering will pay a much higher price than the book value of our common stock and therefore you will incur immediate and substantial dilution of your investment.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of common stock based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase Units in this offering, you will experience immediate and substantial dilution of approximately $        per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering at an initial public offering price of $        per Unit, assuming no value is attributed to the Warrants included in the Units. To the extent the underwriters exercise their over-allotment option, you will experience further dilution. See “Dilution”.

The NYSE American may in the future delist our securities from its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We have applied to list our common stock and warrants for trading on the NYSE American under the trading symbol “USGO” and “USGOW”, respectively, we cannot assure you that our securities will continue to be listed on the NYSE American. If the NYSE American delists any of our securities from trading on its exchange, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

●	a limited amount of news and analyst coverage for our Company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

U.S. civil liabilities may not be enforceable against our directors, our officers or certain experts named in this prospectus. Similarly, it may be difficult for investors to enforce civil liabilities against us, our directors and officers residing outside of the U.S.

We are incorporated under the laws of Nevada and have an office in Canada. Many of our directors and officers, as well as certain experts named herein, reside outside of the United States, and a portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such directors, officers or experts or to enforce judgments obtained against such persons, in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. federal securities laws or any other laws of the United States.

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If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common stock will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. We cannot assure you that analysts will cover us or provide favorable coverage. If one or more of the analysts who cover us downgrade our stock or change their opinion of our common stock, our share price would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Any issuance of preferred shares could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the market price of our common stock.

Upon completion of this offering, our board of directors will have the authority to issue preferred shares and to determine the preferences, limitations and relative rights of preferred shares and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred shares could be issued with liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred shares may delay or prevent a change in control of us, discourage bids for our common stock at a premium over the market price and adversely affect the market price and other rights of the holders of our common stock.

Our securities may not be listed on a “designated stock exchange” for purposes of the Canadian Tax Act and our securities may be subject to Canadian taxation on disposition.

In July 2017, NYSE MKT, which was listed by the Department of Finance (Canada) as a “designated stock exchange,” was rebranded as NYSE American. The Department of Finance (Canada) has not yet confirmed that NYSE American is a “designated stock exchange” for purposes of the Income Tax Act (Canada) and the Income Tax Regulations, collectively, referred to as the “Canadian Tax Act.” As a result, it is not clear whether our securities will be considered as being listed on a “designated stock exchange” for purposes of the Canadian Tax Act. In these circumstances, our securities will be “taxable Canadian property” for purposes of the Canadian Tax Act if, at any particular time during the last 60-months, more than 50% of the fair market value of the shares was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as that term is defined in the Canadian Tax Act), (iii) “timber resource properties” (as that term is defined in the Canadian Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists. Readers are encouraged to consult a tax advisor as to the Canadian tax consequences of disposing of our securities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements and forward-looking information within the meaning of Canadian securities laws and the Private Securities Litigation Reform Act of 1995, collectively referred to as “forward-Looking statements”. Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that is not historical information. Many of these statements appear, in particular, under the headings “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”. Forward-looking statements can often be identified by the use of terminology such as “subject to”, “believe”, “anticipate”, “plan”, “target”, “expect”, “intend”, “estimate”, “project”, “outlook”, “may”, “will”, “should”, “would”, “could”, “can”, the negatives thereof, variations thereon and similar expressions, or by discussions of strategy. In addition, any statements that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements in this prospectus include, but are not limited to, statements about:

●	anticipated tonnages and grades of the mineral resources disclosed for the Whistler Project;

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●	our expectations regarding the continuity of mineral deposits;

●	our expectations regarding raising capital and developing the Whistler Project;

●	our planned exploration activities and/or plans on the Whistler Project;

●	expectations regarding environmental, social or political issues that may affect the exploration or development progress;

●	our estimates regarding future revenue, expenses and needs for additional financing; and

●	our ability to attract and retain qualified employees and key personnel.

These forward-looking statements are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances, including that:

●	the timing and ability to obtain requisite operational, environmental and other licenses, permits and approvals, including extensions thereof will occur and proceed as expected;

●	current gold, silver, base metal and other commodity prices will be sustained, or will improve;

●	the proposed development of the Whistler Project will be viable operationally and economically and will proceed as expected;

●	any additional financing required by us will be available on reasonable terms or at all; and

●	the Company will not experience any material accident, labor dispute or failure of plant or equipment.

Despite a careful process to prepare and review the forward-looking statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Forward-looking statements are necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the risk factors described in greater detail under the heading entitled “Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

These factors should not be construed as exhaustive and should be read with other cautionary statements in this prospectus. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking statements. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements, which speaks only as of the date made. The forward-looking statements contained in this prospectus represents our expectations as of the date of this prospectus (or as the date they are otherwise stated to be made) and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

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An investment in us is speculative and involves a high degree of risk due to the nature of our business and the present state of exploration of the Whistler Project. Please carefully consider the risk factors set out herein under “Risk Factors”, starting at page 17.

All of the forward-looking statements contained in this prospectus are expressly qualified by the foregoing cautionary statements. Investors should read this entire prospectus and consult their own professional advisors to ascertain and assess the income tax, legal, risk factors and other aspects of their investment in our securities.

USE OF PROCEEDS

We estimate that we will receive proceeds of $         , or $        if the underwriters exercise their over-allotment option in full, from the sale of units offered by us, based upon the initial public offering price of $         per Unit, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Principal Purposes

The principal purposes of this offering are to provide capital to the Company to carry out planned exploration work at the Whistler Project. We currently intend to use the net proceeds of this offering to fund exploration and development activities and community consultation, permitting/reporting and environmental baseline and heritage studies, repayment of funds advanced by GoldMining and/or its subsidiaries, general working capital including re-activation of the existing exploration camp at the Whistler Project and for general corporate purposes.

As at the end of the most recent calendar month, we had working capital of approximately $        million. The following table sets forth the intended use of available funds, being such working capital amount along with the estimated net proceeds of $        , after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Principal purpose	2022	2023	Total Amount
Exploration and development activities on Whistler Project, including infill and exploration drilling, metallurgical sampling, economic studies and consultation	$	$	$
Permitting and Reporting	$	$	$
Repayment of advance from GoldMining(1)	$	$	$
General and administrative expenses	$	$	$
Other general working capital purposes	$	$	$
Total	$	$	$

(1) See “MD&A - Liquidity and Capital Resources”

The expected use of net proceeds of this offering represents our current intentions based upon our present plan and business conditions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. We will have broad discretion in the application of the net proceeds in the category of “exploration and development activities” and investors will be relying on our judgment regarding the application of the proceeds of this offering. Depending on the outcome of our business activities and other unforeseen events, our plans and priorities may change and we may apply the net proceeds of this offering in different proportions than we currently anticipate. We estimate that we will utilize approximately $ of the available funds for future direct or indirect exploration and development activities on the Whistler Project. There are no specific proposed acquisitions or other definitive plans for the expenditure of these funds as of the date hereof. Accordingly, all allocations will be at the sole discretion of our management and board of directors. See “Risk Factors”.

Our general and administrative expenses for the 12 months following the completion of the offering are expected to total approximately $        as follows: (i) $        million for professional fees; (ii) $          million for management and directors’ fees; and (iii) $       million for administrative costs. We expect that other general working capital requirements will primarily relate to the Whistler exploration camp, plant and equipment repairs and purchases.

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Business Objectives and Milestones

We are an exploration stage company and our sole project is currently the Whistler Project. The Whistler Project is a gold-copper exploration project located in the Yentna Mining District of Alaska, approximately 150 km northwest of Anchorage. We may also in the future evaluate and acquire additional interests in gold and gold-copper projects in the Americas.

After the completion of this offering, we expect to pursue our primary business objective – to conduct value driving exploration in order to enhance and grow the estimated mineral resources at the Whistler Project so that the project can be advanced through economic assessment and study in order to support detailed feasibility and advancement of mine planning and development. In addition, we may in the future investigate and execute on opportunities to acquire additional gold and gold copper projects. To complete our objective regarding the exploration and development of the Whistler Project, the primary milestone to be achieved is the successful completion of a staged exploration program planned to consist of approximately 20,000 meters of drilling to support updated mineral resource capable of supporting a Preliminary Economic Assessment. The initial cost of such exploration and project advancement is set out above, and may vary as the project progresses. The approximate amount of time required to complete a Preliminary Economic Assessment will also vary with success of the exploration and related resource definition drilling, and is currently estimated to be roughly two years. The long-term feasibility of developing the project into a profitable mining operation will in part be directly related to the costs and success of our exploration programs, which may be affected by a number of factors. See “Risk Factors”.

The ongoing COVID-19 pandemic and related mobility, travel and other restrictions are expected to continue to impact our ability to complete site-visits and diligence of potential acquisition opportunities, which may in turn impact our ability to complete our stated business objectives on our currently budgeted timelines. See “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

No Positive Operating Cash Flow

We had no positive operating cash flow for the year ended November 30, 2021. If we continue to have no positive cash flow into the future, net proceeds may need to be allocated to fund our operations. We anticipate we will have negative cash flow from operating activities in future periods. We are dependent on the sale of equity capital and/or access to credit in order to finance our exploration operations. See “Risk Factors”.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock or any of our other securities. We currently intend to retain any future earnings to finance the growth and development of our business, and we do not anticipate that we will declare or pay any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, restrictions under any future indebtedness and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as at November 30, 2021 on:

●	an actual basis; and

●	on an as adjusted basis to give further effect to our issuance and sale of Units in this offering at an initial public offering price of $ per Unit, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

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This table should be read in conjunction with “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes thereto appearing elsewhere in this prospectus.

	As Reported As at November 30 , 2021(1)	As Adjusted for IPO(2)
	($)	($)
Cash	5,630
Equity	9,500
Issued capital - Additional paid-in capital	3,108,874

Accumulated deficit	(3,382,706)
Total stockholders’ equity (deficit)	(264,332)

Total capitalization	439,790

Note:

(1) The shares and associated amounts are based on 9,500,001 shares of our common stock outstanding, which reflects the 2.714286-for-1 stock split of the shares of our common stock effected on September 22, 2022, as well as the increase in par value to $0.001 of our common stock effected on September 22, 2022.

(2) Assumes no over-allotment option is exercised by the underwriters.

The outstanding share information in the table above excludes             shares of our common stock reserved for future issuance under our share-based compensation plans based on the number of shares of our common stock expected to be outstanding upon completion of the offering.

DILUTION

If you invest in our Units in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per Unit and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering, assuming no value is attributed to the Warrants included in the Units. The historical net tangible book value of our common stock as of November 30, 2021 was $         , or $          per share based upon 9,500,001 shares of our common stock outstanding as of that date, such amount reflecting the 2.714286-for-1 stock split of the shares of our common stock effected on September 22, 2022. Net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding at November 30, 2021.

After giving effect to the receipt of the net proceeds from our sale of        Units in this offering at an assumed public offering price of $          per Unit, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, pro forma as adjusted net tangible book value as of November 30, 2021 would have been $          million, or $        per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $        per share to existing stockholders and an immediate dilution of $         per share of common stock, assuming no value is attributed to the Warrants included in the Units, to new investors purchasing our common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors (unaudited):

Assumed public offering price per Unit		$
Historical net tangible book value per share at November 30, 2021	$
Increase in net tangible book value per share after this offering	$
Pro forma as adjusted net tangible book value per share as of November 30, 2021 after giving further effect to this offering		$
Dilution in pro forma as adjusted net tangible book value per share to new investors		$

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The following table summarizes, on a pro forma as adjusted basis as of November 30, 2021, the aggregate number of shares of our common stock, as well as the total consideration and the average price per share paid to us by existing stockholders and to be paid by new investors acquiring our common stock in this offering, assuming no value is attributed to the Warrants included in the Units.

	Shared Purchased			Total Considerations			Average Price
	Number	%		Amount	%		Per Shares
Existing stockholders before this offering	(1)		%	$		%	$
Investors participating in this offering, assuming no value is attributed to the Warrants			%	$		%
Total		100.0%		$		%	$

(1) Comprised of 635,000 shares of performance based restricted common stock of the Company held by certain of our and GoldMining’s executive officers and directors.

The table above assumes no exercise of the underwriters’ option to purchase additional common stock and/or Warrants to cover over-allotments. If the underwriters’ option to purchase additional common stock and/or Warrants to cover over-allotments, if any, in connection with this offering, is exercised in full, the number of shares of our common stock held by the existing stockholders after this offering would be reduced to         % of the total number of shares of our common stock outstanding after this offering, and the number of shares of our common stock held by new investors would increase to             shares of our common stock, or          % of the total number of shares of common stock outstanding after this offering.

The outstanding common stock information in the table above excludes          shares of common stock reserved for future issuance under our share-based compensation plans based on the number of shares of common stock expected to be outstanding upon the completion of the offering.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (“MD&A”) provides an analysis of its financial position and results of operations contained elsewhere within this prospectus.

The following discussion of the Company’s financial condition and results of operations should be read together with the Company’s audited financial statements for the years ended November 30, 2021 and 2020 prepared in accordance with US GAAP and the related notes and the other financial information included elsewhere in this prospectus. Amounts for subtotals, totals and percentage variances included in tables may not sum or calculate using the numbers as they appear in the tables due to rounding. This discussion contains forward-looking statements that involve significant risks and uncertainties. The Company’s actual results, performance and achievements could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.

The information contained in this management’s discussion and analysis is current as of the date hereof.

Overview

The Company is an exploration stage company and its sole project is currently the Whistler Project. The Whistler Project is a gold, silver and copper project located in Alaska. We may also in the future evaluate and acquire additional interests in gold, gold-copper or other projects. See “Business – Property, Plant and Equipment” for further information regarding the Whistler Project.

This MD&A was prepared in conjunction with the Company’s financial statements, which have been prepared on a “carve-out” basis to include allocations of certain assets, liabilities and expenses related to services and support functions from GoldMining, which were allocated on a pro-rata basis considered by GoldMining to be a reasonable reflection of the utilization of services provided to GoldMining’s subsidiaries for the years presented. Management believes the assumptions and allocations underlying the financial statements are reasonable and appropriate under the circumstances. Therefore, these financial statements are not necessarily indicative of the results that would be attained if the Company had operated as a separate legal entity during the years presented and are not necessarily indicative of future operating results.

See “Business” for further information regarding the Company’s assets and operations.

Operating Results

Year ended November 30, 2021 compared to year ended November 30, 2020

The Company had exploration expenses of $565,813 in the year ended November 30, 2021, compared to $357,628 in the year ended November 30, 2020. Exploration expenses in the current period are comprised of consulting fees to vendors that provided geological and technical services, camp maintenance costs, annual land fee payments and expenses related to a road access study. The increase in costs was primarily related to the completion of a new mineral resource estimate on the Whistler Project and additional work performed on a road access study during the year ended November 30, 2021.

General and administrative expenditures were $113,882 in the year ended November 30, 2021, compared to $128,785 in the year ended November 30, 2020. This is primarily comprised of the Company’s share of fees, salaries and share-based compensation allocated from GoldMining for time spent by members of GoldMining’s management and other staff members on the Company’s behalf. The decrease was primarily related to lower GoldMining management time allocated to the Whistler Project.

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Depreciation and accretion expenses were $17,616 in the year ended November 30, 2021, compared to $108,597 in the year ended November 30, 2020. The decrease was primarily related to equipment being fully amortized in August 2020, resulting in less depreciation in fiscal year 2021.

The Company’s loss from operations was $697,311 for the year ended November 30, 2021, compared to $595,010 for the prior fiscal year.

The Company incurred no income tax expense for the years November 30, 2021 and 2020.

The Company had net losses for the years ended November 30, 2021 and 2020 of $697,311 and $595,010, respectively.

Liquidity and Capital Resources

Capital resources consists primarily of cash contributed from GoldMining.

As at November 30, 2021, the Company had cash of $5,630 compared to $4,445 as at November 30, 2020. During the years ended November 30, 2021 and 2020, liquidity needs were met through funding provided by GoldMining, our parent company.

As at November 30, 2021, current liabilities were $497,506 compared to $494,481 as at November 30, 2020. Current liabilities at November 30, 2021 consisted of $3,025 of accounts payable and accrued liabilities and $494,481 due to a subsidiary of GoldMining for expense advances. Such advances were settled subsequent to the year ended November 30, 2021. Since November 30, 2021, we have received additional expense advances that are payable to GoldMining, which we expect to repay with the proceeds of our initial public offering. See “Use of Proceeds”.

In January 2021, we issued a 1.0% NSR to Gold Royalty Corp. pursuant to an agreement entered into with GoldMining. Additionally, the Company has assigned certain buyback rights relating to an existing third party royalty on the Project such that GRC has a right to acquire a 0.75% NSR (including an area of interest) on the Project for $5,000,000 pursuant to such buyback rights. In consideration for our agreement to issue such royalty, GoldMining agreed to, among other things, fund certain qualifying exploration expenditures in an amount of up to $2,570,700, subject to the terms and conditions therein. Such commitment was later assigned and assumed by U.S. GoldMining Inc., a company organized under the laws of the Province of British Columbia, Canada (“US Gold Canada”) and BRI Alaska Holdings Inc., (“BRI Holdings”), a company organized under the laws of British Columbia, our parent companies at such time prior to their dissolution into GoldMining. In September 2022, GoldMining and we agreed to fully settle the funding commitment against certain amounts previously advanced by it to us and in satisfaction of a return of capital declared by us.

In addition, as of the date of this prospectus, we have $ outstanding and owing to GoldMining and/or its subsidiaries pursuant to expense advances made to us. We expect that there will be additional advances to us prior to the completion of our initial public offering. We intend to utilize a portion of the proceeds from our initial public offering to repay such advances in full. Amounts advanced by GoldMining to us did not accrue interest. See “Use of Proceeds”.

We believe that following the completion of the initial public offering, our financial resources will be adequate to cover anticipated expenditures for general and administrative and exploration costs for at least twelve months following the closing of the offering. Our long-term capital requirements are primarily affected by our ongoing exploration programs. See “Use of Proceeds”.

We have not generated any revenue from operations and the only sources of financing to date have been through advances from GoldMining. Our ability to meet our obligations and finance exploration activities depends on our ability to generate cash flow through the issuance of shares of common stock pursuant to private placements and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. This may be further complicated by the limited liquidity for our common stock, restricting access to some institutional investors. Our growth and success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

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Summary of Cash Flows

Operating Activities

During the year ended November 30, 2021, operating activities used cash of $636,117, compared to $427,895 during the year ended November 30, 2020. Expenditures during the years ended November 30, 2021 and 2020 were primarily paid for by GoldMining and allocated to the Company’s statement of operations. Cash used in operations during the year ended November 30, 2021 reflected a net loss of $697,311, compared to $595,010 for the year ended November 30, 2020, primarily offset by non-cash changes including share-based compensation of $50,540 for the year ended November 30, 2021, compared to $59,625 for the year ended November 30, 2020, depreciation and accretion of $17,616, compared to $108,597 for the year ended November 30, 2020, and an increase in prepaids of $9,987 for the year ended November 30, 2021, compared to $1,167 for the year ended November 30, 2020. Operating expenditures during the years ended November 30, 2021 and 2020 consisted primarily of exploration expenses.

Investing Activities

During the year ended November 30, 2021, investing activities provided cash of $316,214 compared to $Nil during the year ended November 30, 2020. Cash provided from investing activities related to the sale of a royalty on the Company’s Whistler Project.

Financing Activities

Net cash provided by financing activities during the years ended November 30, 2021 and 2020 were $321,088 and $428,217, respectively, primarily related to expenses paid for by GoldMining on the Company’s behalf.

Contractual Obligations

As at November 30, 2021 and 2020, there were no payments due over the succeeding five year period pursuant to any contractual obligations.

Expenditures required to keep Whistler Project in good standing

The Company is required to make annual land payments to the ADNR of $218,560 annually to keep the Whistler Project in good standing. Additionally, we have an annual labor requirement of $106,000 on the Whistler Project to keep it in good standing, for which a cash-in-lieu payment equal to the value of the annual labor requirement may be made instead. The Company notes that the expenditures above have been made and the Whistler Project is in good standing.

Off-Balance Sheet Arrangements

At November 30, 2021 and 2020, the Company did not have any off-balance sheet arrangements (as defined in Item 303(a)(4)(ii) of Regulation S-K).

Significant Accounting Estimates and Judgments

The preparation of these financial statements in conformity with U.S. GAAP requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the year. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. Significant estimates made by management include, but are not limited, valuation of exploration rights, asset retirement obligations, impairment of long-lived assets, the valuation of deferred tax assets and liabilities and the allocation of the carve-out of expenses from GoldMining.

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Qualitative and Quantitative Disclosures about Financial Risks

Financial Instruments

The Company’s financial assets at November 30, 2021 and 2020 include cash. The Company’s financial liabilities include accounts payable and accrued liabilities and amounts due to BRI Holdings. The carrying value of the Company’s financial liabilities approximate fair value due to their short term to maturity.

Financial risk management objectives and policies

The financial risks arising from the Company’s operations are credit risk, liquidity risk and currency risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue its operations in the future. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. the Company’s credit risk is primarily associated with the Company’s bank balances. The Company mitigates credit risk associated with its bank balances by holding cash with large, reputable financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position to ensure it has adequate sources of funding to finance its projects and operations. The Company had negative working capital as at November 30, 2021 of $474,839 compared to negative working capital as at November 30, 2020 of $482,986. The Company’s accounts payable and accrued liabilities and amounts due to BRI Holdings are expected to be realized or settled, respectively, within a one-year period.

Currency risk

The Company reports its financial statements in U.S. dollars. The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities in currencies other than the Company’s functional currency. The Company currently does not engage in foreign exchange currency hedging. As at November 30, 2021 and 2020, the currency risk of the Company’s financial instruments that were denominated in foreign currencies is minimal.

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JOBS Act

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We continue the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of our IPO; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

BUSINESS

The information regarding the Whistler Project contained herein is derived from the S-K 1300 Report. As used herein, references to the “S-K 1300 Report” are to the technical report summary titled “S-K 1300 Technical Report Summary Initial Assessment for the Whistler Project, South Central Alaska” prepared by Moose Mountain Technical Services with an effective date of September 22, 2022, which was prepared in accordance with S-K 1300. The Whistler Technical Report is filed as Exhibit 96.1 to the registration statement of which this prospectus forms a part.

Business Overview

We are a United States domiciled exploration stage company and our sole project is currently the Whistler Project. The Whistler Project is a gold-copper exploration project located in the Yentna Mining District, approximately 150 km northwest of Anchorage, in Alaska. See “Business – Property, Plant and Equipment” for further information regarding the Whistler Project. We may also in the future evaluate and acquire additional interests in gold and gold-copper projects in the Americas.

We were incorporated on June 30, 2015 in Alaska as “BRI Alaska Corp.” and on August 5, 2015, pursuant to an asset purchase agreement dated July 20, 2015 among the Company, GoldMining, Kiska Metals Corporation and Geoinformatics Alaska Exploration, Inc. (the “Whistler Acquisition Agreement”), we acquired a 100% interest in the Whistler Project and certain related assets. Following such acquisition and in the three completed financial years prior to this offering, there have been no corporate events, acquisitions or dispositions. On September 8, 2022, we redomiciled to Nevada and changed our name to “U.S. GoldMining Inc.” We are a subsidiary of GoldMining, a Toronto Stock Exchange and NYSE American listed precious metals exploration and development company that was incorporated in 2009 and whose disclosed strategy is to expand its property portfolio through accretive transactions of resource stage gold projects and to advance its properties towards development.

Our offices are located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, Canada V6E 2Y3 and 301 Calista Court, Suite #200, Office #203, Anchorage, Alaska, 99518, USA. Our website address is www.us.goldmining.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus.

Our strategy is to enhance and grow the value of our asset base, with a focus on exploring and advancing the Whistler Project in Alaska. Our longer-term strategy may include seeking out compelling acquisition opportunities that enhance the value of our assets and demonstrate potential for significant growth through exploration and development.

Our management team and board of directors have extensive combined mining sector related experience, including exploration, development, operating and capital markets experience. We intend to capitalize on this significant experience as we seek to advance our Whistler Project and otherwise grow our business following best practices with a dedication to safety, the environment and sustainable development for local communities.

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As part of our strategy, we expect to utilize a cost-efficient business model by operating with an efficient, highly experienced team and calling upon third-party resources to supplement our skill set as opportunities and needs may arise. This strategy should enable us to maintain a high degree of flexibility in our cost structure. We believe it will also help to ensure that our business model is scalable and should allow us to seek new growth opportunities in a cost effective and value enhancing manner.

Competition

The mining industry in general is extremely competitive in all of its phases, and the Company competes with many companies possessing greater financial and technical resources. Competition in the precious metals mining industry is primarily for: mineral rich properties that can be developed and produced economically; technical expertise to find, develop, and operate such properties; labor to operate the properties; and capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a global basis. Such factors may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop mining properties. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future. See “Risk Factors”.

Environmental, Social, and Governance

We are committed to the sustainable development of our projects by embedding ESG criteria in our decision-making framework from the earliest stages of project exploration and development. Key considerations that will influence our decision making include, but are not limited to, using clean and renewable energy in our future mining operations, optimizing and minimizing our water resource utilization, minimizing our environmental footprint, ensuring workforce diversity and hiring from local communities, health, safety and environmental performance as well as cultural heritage and biodiversity protection.

Regulation

Government Regulation

The exploration and development of a mining prospect is subject to regulation by a number of federal and state government authorities. These include the EPA and the United States Bureau of Land Management (“BLM”) as well as the various state environmental protection agencies. The regulations address many environmental issues relating to air, soil and water contamination and apply to many mining related activities including exploration, mine construction, mineral extraction, ore milling, water use, waste disposal and use of toxic substances. In addition, we are subject to regulations relating to labor standards, occupational health and safety, mine safety, general land use, export of minerals and taxation. Many of the regulations require permits or licenses to be obtained and the filing of Notices of Intent and Plans of Operations, the absence of which or inability to obtain will adversely affect the ability for us to conduct our exploration, development and operation activities. The failure to comply with the regulations and terms of permits and licenses may result in fines or other penalties or in revocation of a permit or license or loss of a prospect.

In order to conduct drilling and other exploration activities under the laws of Alaska, the Company is required to submit an APMA in Alaska. The Company submitted an APMA to the ADNR on June 30, 2022, and on September 22, 2022, the ADNR approved Multi-Year 2022-2026 Exploration and Reclamation Permit Number 2778 for Hardrock Exploration – Skwentna River - Yentna Mining District, and in addition also approved Reclamation Plan Approval Number 2778.

Federal

On lands owned by the United States, mining rights are governed by the General Mining Law of 1872, as amended, which allows the location of mining claims on certain federal lands upon the discovery of a valuable mineral deposit and compliance with location requirements. The exploration of mining properties and development and operation of mines is governed by both federal and state laws. Federal laws that govern mining claim location and maintenance and mining operations on federal lands are generally administered by the BLM. Additional federal laws, governing mine safety and health, also apply. State laws also require various permits and approvals before exploration, development or production operations can begin. Among other things, a reclamation plan must typically be prepared and approved, with bonding in the amount of projected reclamation costs. The bond is used to ensure that proper reclamation takes place, and the bond will not be released until that time. Local jurisdictions may also impose permitting requirements (such as conditional use permits or zoning approvals).

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Alaska

In Alaska, low impact, initial stage surface exploration such as stream sediment, soil and rock chip sampling do not require any permits. The State of Alaska requires an APMA exploration permit for all substantial surface disturbances such as trenching, road building and drilling. These permits are also reviewed by related state and federal agencies that can comment and require specific changes to the proposed work plans to minimize impacts on the environment. The permitting process for significant disturbances generally requires 30 days for processing and all work must be bonded. Due to the northern climate, exploration work in some areas of Alaska can be limited due to excessive snow cover and cold temperatures. In general, surface sampling work is limited to May through September and surface drilling from March through November, although some locations afford opportunities for year round exploration operations and others, such as wetland areas, may only be explored while frozen in the winter. Mining is conducted in a number of locations in Alaska on a year round basis, both open pit and underground.

Organizational Structure

We are currently a subsidiary GoldMining, which currently owns and controls 9,500,001 shares of our common stock, representing 93.73% of our outstanding common stock as of the date hereof. It is anticipated that on completion of this offering and assuming no exercise of the underwriters’ option to purchase additional common stock and/or Warrants to cover over-allotments, GoldMining will own and control, approximately       % of our outstanding common stock.

The following chart sets forth our current corporate organization as of the date hereof and prior to completion of this offering.

(1) GoldMining holds 100% of the issued and outstanding common stock of the Company, less 635,000 shares of performance based restricted common stock of the Company held by certain of our and GoldMining’s executive officers and directors. See “Executive and Director Compensation”.

Employees

As of September 13, 2022, we had two full-time employees and three part-time employees. We also utilize independent consultants to assist us in with our financial reporting, exploration and other activities related to the Whistler Project.

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Property, Plant and Equipment

The Whistler Project is a gold-copper exploration project located in the Yentna Mining District of Alaska, approximately 150 km northwest of Anchorage. The Whistler Project comprises 304 State of Alaska mining claims covering an aggregate area of approximately 172 km2. A base camp and gravel airstrip for wheel-based aircraft is established adjacent to the Skwentna River. The camp is equipped with diesel generators, a satellite communication link, tent structures on wooden floors and several wood-frame buildings. Although chiefly used for summer field programs, the camp is winterized. The camp has been maintained in good condition, although some of the tent-based structures have been damaged by heavy snow loads and will need to be repaired or replaced. Our rights to the Whistler Project were acquired, in August 2015 pursuant to an asset purchase agreement by and among us, GoldMining, Kiska and Geoinformatics.

Facilities

We lease and maintain offices at 301 Calista Court, Suite 200, Office 203, Anchorage, Alaska, 99518. We also maintain office space at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, Canada. We do not currently own any real estate. We believe that we have adequate space for our anticipated needs and that suitable additional space will be available at commercially reasonable prices as needed.

Legal proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any material proceedings. Regardless of outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

The Whistler Project

The following information is condensed and extracted from the S-K 1300 Report, prepared by Sue Bird, P.Eng. of Moose Mountain Technical Services. Sue Bird is a qualified person and is independent of the Company.

Project Description, Location and Access

The Whistler Project is a gold-copper exploration project located in the Yentna Mining District of Alaska, approximately 150 km northwest of Anchorage.

The Whistler Project comprises 304 State of Alaska mining claims covering an aggregate area of approximately 172 km2. The center of the property is located at 152.566° longitude west and 61.983° latitude north. The project is located in the drainage of the Skwentna River. Elevation varies from about 400m above sea level in the valley floors to over 5,000m in the highest peaks.

A base camp and gravel airstrip for wheel-based aircraft is established adjacent to the Skwentna River. The camp is equipped with diesel generators, a satellite communication link, tent structures on wooden floors and several wood-frame buildings. Although chiefly used for summer field programs, the camp is winterized. The camp has been maintained in good condition, although some of the tent-based structures have been damaged by heavy snow loads and will need to be repaired or replaced.

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The following map sets forth the location of the Whistler Project.

We acquired rights to the Whistler Project in August 2015 pursuant to an asset purchase agreement by and among us, GoldMining, Kiska and Geoinformatics. Pursuant to such agreement, we acquired rights and assumed obligations under several related underlying agreements. The related underlying agreements on the Whistler Project are listed below:

1.	The first underlying agreement is a royalty purchase agreement between Kiska, Geoinformatics, and MF2, LLC, referred to as “MF2”, dated December 16, 2014. This agreement granted MF2 a 2.75% NSR over all 304 claims, and, extending outside the current claims, over an area of interest defined by the maximum historical extent of claims held on the project.

2.	The second underlying agreement is an earlier agreement between Cominco American Incorporated, referred to as “Cominco”, and Kent Turner dated October 1, 1999. This agreement concerns a 2.0% net profit interest to Teck Resources Limited, referred to as “Teck Resources”, which was purchased by Sandstorm Gold Ltd., in connection with an area of interest specified by standard township sub-division.

3.	The third underlying agreement is a purchase and sale agreement among Kent Turner, Kiska and Geoinformatics, dated December 16, 2014, that terminated the “Turner Agreement” (which granted Kennecott Exploration Company and its successors a 30-year lease on 25 unpatented State of Alaska Claims), and transferred to Kiska and Geoinformatics, and their successors, an undivided 100% of the legal and beneficial interest in, under, to, and respecting the Turner property free and clear of all encumbrances arising by, through or under Turner other than the Cominco American Incorporated net profit interest.

In addition, we are party to a royalty agreement with Gold Royalty Corp. dated January 11, 2021. This agreement granted to Gold Royalty Corp. a 1.0% NSR royalty on each of the Whistler, Raintree West and Island Mountain deposits/properties comprising the Whistler Project.

History

Mineral exploration in the Whistler area was initiated by Cominco in 1986 and continued through 1989. During this period, the Whistler and the Island Mountain gold-copper porphyry occurrences were discovered and partially tested by drilling. In 1990, Cominco ceased exploration and all cores from the Whistler region were donated to the State of Alaska and the property was allowed to lapse.

In 1999, Kent Turner staked 25 State of Alaska mining claims at Whistler and leased the property to Kennecott. From 2004 through 2006, Kennecott conducted extensive exploration of the Whistler region, including geological mapping, soil, rock and stream sediments sampling, ground Induced Polarization survey, and the evaluation of the Whistler gold-copper occurrence with fifteen core boreholes (7,948m) and reconnaissance core drilling at other targets in the Whistler region (4,184m). Over that period Kennecott invested over $6.3 million in exploration.

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In June 2007, Geoinformatics announced the conditional acquisition of the Whistler Project as part of a strategic alliance with Kennecott.

From 2007 through 2008, Geoinformatics drilled twelve holes totaling 5,784m on the Whistler Deposit and six holes totaling 1,841m on other exploration targets in the Whistler area. Drilling by Geoinformatics on the Whistler Deposit was done to infill the deposit to sections spaced at 75m and to test for the north and south extensions of the deposit. Exploration drilling by Geoinformatics in the Whistler area targeted geophysical anomalies in the Raintree and Rainmaker areas, using the same basic porphyry exploration model as Kennecott.

In 2009, Kiska was formed by the merger of Geoinformatics and Rimfire Minerals Corporation. In total, Kiska completed 224 line-km of 3D Induced Polarization geophysics, 40 line-km of 2D IP geophysics, 327 line-km of cut-line, geological mapping on the 3D IP grid, detailed mapping of significant Au-Cu prospects, collection of 109 rock samples and 61 soil samples, 8,660m of diamond drilling from 23 drillholes (all greater than 200m in total length), petrographic analysis of mineralization at Island Mountain, a preliminary review of metallurgy at the Whistler Resource, and metallurgical testing of mineralization from the Discovery Breccia at Island Mountain. In August of 2010, Kiska delivered a report to Kennecott summarizing the results of the completed Trigger Program. In September of 2010, Kennecott informed Kiska that it would not exercise its back-in right on the project and hence retained a 2% NSR on the property.

From this point forward, Kiska continued to drill and explore the Whistler Project for the duration of the 2010 and 2011 field seasons. The majority of this work included shallow grid drilling (25m to 50m top of bedrock drilling) in the Whistler area (also referred to as the Whistler Corridor), conventional step-out drilling from prospects in the Whistler area, step-out drilling at the Island Mountain Deposit, an airborne EM survey of the Island Mountain area, reconnaissance drilling at Muddy Creek, and minor infill drilling at the Whistler Deposit, followed by the publication of an updated resource estimate.

Geological Setting, Mineralization and Deposit Types

Geological Setting

The Whistler Project is located in the Alaska Range. The Alaska Range is a continuation of the Pacific Coastal Mountains extending in an arc across the northern Pacific, and represents a long-lived continental arc characterized by multiple magmatic events ranging in age from about 70 Ma to 30 Ma and associated with a wide range of base and precious metals hydrothermal sulphide bearing mineralization. The geology of the Whistler Project is characterized by a thick succession of Cretaceous to early Tertiary (ca. 97 to 65 Ma) volcano-sedimentary rocks intruded by a diverse suite of plutonic rocks of Jurassic to mid-Tertiary age.

Two main intrusive suites are important in the Whistler Project area:

●	The Whistler Igneous Suite comprises alkali-calcic basalt-andesite, diorite and monzonite intrusive rocks with an age of approximately 76 Ma with restricted extrusive equivalent. These intrusions are commonly associated with gold-copper porphyry-style mineralization.

●	The Composite Suite intrusions vary in composition from peridotite to granite and their ages span from 67 to about 64 Ma. Gold-copper veinlets and pegmatitic occurrences are characteristics of the composite plutons (e.g. the Mt. Estelle prospect, the Muddy Creek prospect).

GoldMining acquired the project for its potential to host magmatic hydrothermal gold and copper mineralization. Magmatic hydrothermal deposits represent a wide clan of mineral deposits formed by the circulation of hydrothermal fluids into fractured rocks and associated with the intrusion of magma into the crust.

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Mineralization and Deposit Types

Exploration on the Whistler Project by Kennecott, Geoinformatics and Kiska has identified three primary exploration targets for porphyry-style gold-copper mineralization. These include the Whistler Deposit, Raintree West Deposit, and the Island Mountain Deposit. All of the porphyry prospects in the Whistler area share similar styles of alteration, mineralization, veining and cross-cutting relationships that are generally typical of porphyry systems associated with relatively oxidized magma series (A- and B-type quartz vein stockwork, chalcopyrite-pyrite mineralization assemblage, presence of sulphates, core of potassic alteration with well-developed peripheral phyllic alteration zones).

The Whistler and Island Mountain areas also host multiple porphyry prospects defined by drilling, anomalous soil samples, alteration, veining, surface rock samples, Induced Polarization chargeability/resistivity anomalies, airborne magnetic anomalies and airborne electromagnetic anomalies. These include the Raintree North, Rainmaker, Round Mountain, Puntilla, Snow Ridge, Dagwood, Super Conductor, Howell Zone and Cirque Zones.

Island Mountain exhibits a different style of alteration, veining and sulphide mineralization. Principally the occurrence of pyrrhotite and arsenopyrite associated with Au-Cu mineralization, strong sodic-calcic alteration, lack of significant sulphates, minor hydrothermal quartz and weak to insignificant phyllic alteration. For these reasons, the porphyry system at Island Mountain may belong to the “reduced” subclass of porphyry copper-gold deposits.

The Muddy Creek area represents an additional exploration target with the potential to host a bulk tonnage, intrusion-related gold deposit. Exploration by Millrock Resources Inc. on claims directly adjacent to the Muddy Creek area, which are geologically analogous, have returned encouraging preliminary results. Like Island Mountain, the Muddy Creek mineralization is distinct from the Whistler Porphyry systems and shares more similarity with intrusion related gold systems characteristic of the Tintina Gold Belt. The intrusive complex at Muddy Creek is predominantly monzonitic grading to more mafic marginal phases, yet is generally more felsic in composition relative to the diorites of the Whistler area. Mineralization is restricted to sheeted vein zones with narrow millimeter scale veinlets and pegmatitic veinlets of quartz, feldspar, tourmaline and sulphides that include arsenopyrite, minor chalcopyrite and pyrite-pyrrhotite. Gold mineralization is largely confined to the minute veinlets whereas the intervening intrusive rocks are largely unaltered and unmineralized.

Exploration

We have not conducted exploration work at Whistler since acquiring the project. Our strategy is to enhance and grow the value of our asset base, with a focus on exploring to grow the in situ mineral resource estimate and to advance mining, environmental and heritage studies on the Whistler Project. To date in 2022 we have commenced planning activities on June 30, 2022, submitted an APMA to the ADNR in order to commence exploration field work activities in 2023. On September 22, 2022, the ADNR approved Multi-Year 2022-2026 Exploration and Reclamation Permit Number 2778 for Hardrock Exploration – Skwentna River - Yentna Mining District, and in addition also approved Reclamation Plan Approval Number 2778. Planned field work and studies comprises an initial two-year work program over 2023-2024 with the objective to publish a PEA at the end of that period. Work commenced on the project since mid-2022 has comprised of identification and engagement with key business partners and subject matter expert consultants, stakeholder and community consultation, assessment of the condition of the existing Whistler camp, initial environmental baseline data collection, and desktop geological database validation, interpretation and analysis of potential drilling targets. The Whistler Multi-Year 2022-2026 Exploration and Reclamation Permit allows us to conduct exploration including drilling, operate and maintain a camp including storage of fuel, and transport equipment and consumables. The Company intends to initiate an exploration program in the first half of 2023, currently planned to consist of approximately 20,000-meters drilling, surface exploration including soil geochemical sampling and geophysical surveying, and collection of mining and mineral processing data including metallurgical, geotechnical and hydrogeological data. Environmental baseline and heritage surveying, including archaeological and traditional land use studies, will also take place in 2023. On completion of the proposed exploration drilling program, geological modeling, mineral resource estimation, mine design and financial modeling will be initiated during the first half of 2024 with expected publication of a mine scoping study (PEA) in the second half of 2024.

Drilling

A total of 70,247m of diamond drilling in 257 holes has been completed on the Whistler Project by Cominco, Kennecott, Geoinformatics and Kiska from 1986 to the end of 2011. Of these drill holes, 21,132m in 52 holes have been drilled in the Whistler Deposit area, 20,479m in 94 holes have been drilled in the Raintree area and 14,410m in 36 holes comprise the Island Mountain resource area. There are 14,226m in 75 holes in areas outside the three resource areas.

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Sampling, Analysis and Data Verification

We have not completed any sampling, nor has any sampling been done by GoldMining. There is no available documentation about sampling and analysis by Cominco. Previous operators Kennecott, Geoinformatics, and Kiska used industry standard practices to collect, handle and assay soil, rock and core samples collected during the period 2004-2011. These procedures are documented in detailed reports describing pertinent aspects of the exploration data collection and management.

All assay samples were assayed at either the Alaska Assay Laboratory (2004 and 2009) in Fairbanks, Alaska, or the accredited ALS-Chemex laboratory in Vancouver, British Columbia for all other years. Sample preparation was accomplished in Alaska, either at the Alaska Assay Lab or ALS-Chemex preparation lab in Anchorage, Alaska. Samples were assayed for gold by fire assay and a suite of elements including silver and copper by aqua regia or multi-acid digestion and inductively coupled plasma atomic emission spectroscopy. Operators Kennecott, Geoinformatics, and Kiska used industry standard quality control practices during exploration at Whistler. The S-K 1300 Report discloses that analysis of the QA/QC data indicates the assay data is of sufficient quantity and quality for resource estimation.

A site visit was conducted on September 14, 2022 by Sue Bird, the author of the S-K 1300 Report. No observations contradicting previously published information were made. The assay database did not have certificate numbers attached to the sample IDs, this was accomplished by the author of the S-K 1300 Report to the extent possible. Certificate checks revealed some minor errors which were corrected prior to resource modeling. Not all assay data in the database is fully supported by certificates and QA/QC. However, the percentage of data fully supported by certificates and QA/QC is consistent with similar projects that have the majority of drilling completed before 2010 and have undergone several changes in ownership. The S-K 1300 Report disclosed that the assay database is determined to be of sufficient quality and accuracy for resource estimation.

Mineral Processing and Metallurgical Testing

Metallurgical testing had been carried out in three phases starting with the 2004/05 preliminary testing in Salt Lake City under the general supervision of Kennecott and culminating in the two phases under Kiska conducted at G&T Laboratories in Kamloops during 2010 to 2012.

Whistler Deposit preliminary metallurgical testwork included gravity concentration or flotation to recover the copper and gold. From the metallurgical testwork results and subsequent analysis it appears that the Whistler Deposit is metallurgically amenable to a conventional flotation route to produce saleable high quality copper concentrates with gold credits, despite the low head grade, and that the levels of recovery and upgrade for both copper and gold are relatively insensitive to feed grade. We believe that there are no processing factors or deleterious elements that could have significant effect of potential economic extraction.

The preliminary testing indicated that the Island Mountain material tested is amenable to copper recovery by flotation and that the gold is relatively free milling. The results indicate that in the range of 90% of the potential gold may be recoverable by either whole ore leaching or a combination of flotation and leaching of the tailings. Further flotation work is expected to improve both potential copper and gold recoveries to concentrate.

For both deposits further metallurgical development and assessment work is required to develop the best flowsheet with respect to capital and operating costs, metal recoveries and overall economics.

As of the date hereof, no metallurgical testing has been carried out on rocks from the Raintree West Deposit, however, given the similarities in geological setting, host rock, mineralization and alteration between Raintree West and the Whistler Deposits, it has been assumed by GoldMining that metallurgical processes and metal recoveries determined for the Whistler Deposit are a reasonable approximation for the Raintree West Deposit at this time.

Metal recoveries reported for the Whistler Project resource estimate include 83% for copper, 70% for gold and 65% for silver with silver grades below 10 g/t.

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Mineral Resource Estimates

The following table sets forth the Mineral Resource estimate set forth in the S-K 1300 Report, with an effective date of September 22, 2022.

Deposit			In Situ Grade					In Situ Metal
	NSR Cutoff	Tonnage	NSR	Gold	Silver	Copper	Gold Eq	Gold	Silver	Copper	Gold Eq
	(US$/t)	(Mt)	(US$/t)	(g/t)	(g/t)	(%)	(g/t)	(Moz)	(Moz)	(Mlbs)	(Moz)
	Indicated Resources
Whistler	10.50	107.77	26.44	0.50	1.95	0.17	0.79	1.75	6.76	399	2.74
Raintree (Open Pit)	10.50	7.76	20.61	0.49	4.88	0.09	0.67	0.12	1.22	15	0.17
Total Indicated (Open Pit)	10.50	115.53	26.05	0.50	2.15	0.16	0.78	1.87	7.97	414	2.90
Raintree (Underground)	25.00 shell	2.68	34.02	0.79	4.18	0.13	1.03	0.07	0.36	8	0.09
Total Indicated	Varies	118.20	26.23	0.51	2.19	0.16	0.79	1.94	8.33	422	2.99
	Inferred Resources
Whistler	10.50	153.54	19.17	0.35	1.48	0.13	0.57	1.71	7.31	455	2.83
Island Mountain	10.50	111.90	18.99	0.47	1.06	0.05	0.57	1.70	3.81	131	2.04
Raintree (Open Pit)	10.50	11.77	24.28	0.62	4.58	0.07	0.77	0.23	1.73	18	0.29
Total Inferred (Open Pit)	10.50	277.21	19.32	0.41	1.44	0.10	0.58	3.64	12.85	604	5.16
Raintree (Underground)	25.00 shell	39.77	32.65	0.80	2.51	0.12	1.00	1.03	3.21	107	1.28
Total Inferred	varies	316.98	20.99	0.46	1.58	0.10	0.63	4.67	16.06	711	6.45

Notes:

1.	The mineral resource for Whistler, Island Mountain and the upper portions of the Raintree West deposits have been confined by an open pit with “reasonable prospects of eventual economic extraction” using the following assumptions: (i) metal prices of US$1,600/oz Au, US$3.25/lb Cu and US$21/oz Ag; (ii) payable metal of 99% payable Au, 90% payable Ag and 1% deduction for Cu; (iii) offsite costs (refining, transport and insurance) of US$136/wmt proportionally distributed between Au, Ag and Cu; (iv) royalty of 3% NSR; (v) pit slopes are 50 degrees; (vi) mining cost of US$1.80/t for waste and US$2.00/t for mineralized material; and (vii) processing, general and administrative costs of US$10.50/t.
2.	The lower portion of the Raintree West deposit has been constrained by a mineable shape with “reasonable prospects of eventual economic extraction” using a US$25.00/t cutoff.
3.	Metallurgical recoveries are: 70% for Au, 83% for Cu, and 65% Ag for Ag grades below 10g/t. The Ag recovery is 0% for values above 10g/t for all deposits.
4.	The NSR equations are: below 10g/t Ag: NSR (US$/t) = (100%-3%)*((Au*70%*US$49.273g/t) + (Cu*83%*US$2.966*2204.62 + Ag*65%*US$0.574)), and above 10g/t Ag: NSR (US$/t) = (100%-3%)*((Au*70%*US$49.256g/t) + (Cu*83%*US$2.965*2204.62));
5.	The Au Equivalent equations are: below 10g/t Ag: AuEq = Au + Cu*1.5733 +0.0108Ag, and above 10g/t Ag: AuEq = Au + Cu*1.5733
6.	The specific gravity for each deposit and domain ranges from 2.76 to 2.91 for Island Mountain, 2.60 to 2.72 for Whistler with an average value of 2.80 for Raintree West.
7.	Numbers may not add up due to rounding.

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MANAGEMENT

Executive Officers and Directors

The table below sets out the names and the province or state and country of residence of each of our directors and executive officers, their positions and offices with us, their present principal occupation and respective principal occupations for the preceding five years and the number of shares of our common stock held by each of them as at the date of this prospectus. The term of office of each of the directors will expire at the close of the next annual general meeting, unless he or she resigns or otherwise vacates office before that time. The address for our directors and executive officers is c/o U.S. GoldMining Inc., 1030 W. Georgia Street, Suite 1830, Vancouver, BC V6E 2Y3.

Name, position, province or state and country of residence	Age	Principal occupation or employment for the past five years	Date elected or appointed	Number of Shares of Common Stock	Percentage of Shares of Common Stock(9)
Tim Smith Chief Executive Officer and President Burnaby, British Columbia, Canada	52	Chief Executive Officer and President of the Company, from September 12, 2022 to present. Vice President Exploration for GoldMining, from April 2022 to present. Regional Director Generative Exploration, North America for Newmont Corporation from June 2019 to March 2022. Exploration Director, Goldcorp Inc., from August 2016 to June 2019.	September 12, 2022	50,000	0.49%

Pat Obara Chief Financial Officer, Secretary and Treasurer Vancouver, British Columbia, Canada	66	Chief Financial Officer of U.S. GoldMining, from September 2022 to present. Secretary and Treasurer of the Company, from September 2015 to present. Chief Financial Officer of GoldMining, from 2011 to present. Secretary of GoldMining, from 2009 to present. Secretary, Treasurer and a director of US Gold Canada. Secretary, Treasurer and Chief Financial Officer of Uranium Energy Corp., from 2015 to present.	September 12, 2022	40,000(7)	0.39%
Alastair Still(4) Director and Chairman of the board of directors Maple Ridge, British Columbia, Canada	51	Director and Chairman of the Company, from September 2022 to present. Chief Executive Officer of GoldMining, from April 2021 to present. Chief Development Officer and Executive Vice President of GoldMining, from 2020 to 2021. Director of Technical Services of Gold Royalty Corp., from October 2020 to present. Special Advisor to Kalo Gold Corp., from September 2020. Director, Corporate Development, Newmont Corporation (formerly Goldcorp Inc.), from 2015 to 2020.	September 12, 2022	100,000(6)	0.99%

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Name, position, province or state and country of residence	Age	Principal occupation or employment for the past five years	Date elected or appointed	Number of Shares of Common Stock	Percentage of Shares of Common Stock(9)
Garnet Dawson(3) Director Vancouver, British Columbia, Canada	64	President of the Company, from 2015 to 2022, Chief Executive Officer of GoldMining from 2015 to April 2021, Director of GoldMining, from 2018 to present. Director of Gold Royalty Corp., from 2020 to February 2022. Director of Freegold Ventures Limited, from 2011 to present. Chief Executive Officer of GoldMining, from December 2014 to April 2021.	September 12, 2022	20,000(8)	0.19%

Ross Sherlock(1)(3)(5) Director Sudbury, Ontario, Canada	58	Vice President, Geoscience at Kinross Gold Corp. from 2015 to 2016, Exploration Manager, North America at Gold Fields from 2008 to 2015, and Project Manager, Senior Geologist at Miramar Mining Corporation/Newmont Mining Corporation from 2004 to 2008.	September 12, 2022	-	-

Lisa Wade(2)(4)(5) Director Kila, MT, United States	49	Environmental Engineer, from August 2015 to April 2019. Vice President, Environmental, Reclamation and Closure at Goldcorp Inc., from August 2015. Newmont Mining Corporation managing environmental and social matters in northern Nevada, California and at the Yanacocha Mine in Peru.	September 12, 2022	-	-

Laurie (Laura) Schmidt(1)(2)(4)(5) Director Hotchkiss, CO, United States	56	GM Supply Chain in Shell, from July 2021 to present. Supply Chain Director at Shell secondee, from July 2018 to June 2021, V.P. Safety & Environment for Shell’s Integrated Gas & New Energies, from January 2016 to June 2018, V.P. Shell Alaska, from January 2015 to December 2015. Head of Audit for Shell’s Upstream and Projects & Technology Directorates, from September 2012 to December 2014.	September 12, 2022	-	-

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Name, position, province or state and country of residence	Age	Principal occupation or employment for the past five years	Date elected or appointed	Number of Shares of Common Stock	Percentage of Shares of Common Stock(9)
Aleksandra Bukacheva(1)(2)(3)(5) Director Colleton, St. Lucy, Barbados	41	Executive Vice President, Corporate Development of Element 29 Resources Inc., a junior explorer focused on copper resource development in Peru, from September 2018 until November 2020. Director of Gippsland Prospecting Pty. Ltd. Equity Research Analyst for BMO Capital Markets, from 2013 to 2016.	September 12, 2022	-	-
Total				210,000	2.06%

Notes:

(1)	Expected to be a member of the audit committee.
(2)	Expected to be a member of the nominating and corporate governance committee.
(3)	Expected to be a member of the compensation committee.
(4)	Expected to be a member of the sustainability committee.
(5)	Expected to qualify as an independent director under the rules of the NYSE American Company Guide and NI 58-101.
(6)	Consists of performance based restricted shares of common stock that are subject to cancellation if certain performance conditions are not met. See “Executive and Director Compensation”. Does not include 9,500,001 shares of common stock held by GoldMining, for which Mr. Still is the Chief Executive Officer.
(7)	Consists of performance based restricted shares of common stock that are subject to cancellation if certain performance conditions are not met. See “Executive and Director Compensation”. Does not include 9,500,001 shares of common stock held by GoldMining, for which Mr. Obara is the Chief Financial Officer.
(8)	Consists of performance based restricted shares of common stock that are subject to cancellation if certain performance conditions are not met. See “Executive and Director Compensation”. Does not include 9,500,001 shares of common stock held by GoldMining, for which Mr. Dawson is a director.
(9)	On the basis of 10,135,001 shares of common stock outstanding as of the date of this prospectus.

The following information provides a brief description of the business experience of each executive officer and director.

Tim Smith, Chief Executive Officer and President

Mr. Smith was appointed as the Chief Executive Officer and President of the Company on September 12, 2022. Mr. Smith is also currently the Vice President of Exploration of GoldMining, having held such position since April 7, 2022. Mr. Smith is a Professional geologist with 27 years mineral industry experience principally in gold exploration with an expertise in gold mineral systems, specializing in orogenic lode gold, at locations throughout Australia and Canada. Ground selection, project generation, exploration strategy and project rate & rank. Prior to joining the Company, Mr. Smith was Regional Director Generative Exploration, North America for Newmont Corporation from June 2019 to March 2022 and Exploration Director, Goldcorp Inc., from August 2016 to June 2019.

Pat Obara, Chief Financial Officer

Mr. Obara was appointed as the Chief Financial Officer of the Company on September 12, 2022, and as the Secretary of the Company in September 2015. Mr. Obara currently serves as Chief Financial Officer and Secretary of GoldMining, having held such positions since 2011 and 2009, respectively and Chief Financial Officer, Treasurer and Secretary of Uranium Energy Corp., a uranium mining and exploration company listed on the NYSE American, since 2015. Previously, Mr. Obara served as Secretary, Treasurer and a director of US Gold Canada; from February 2022 through September 2022, and as a consultant to several private companies in the areas of corporate management, finance and administration. Mr. Obara holds a degree in Building Technology, Land and Construction Economics from the British Columbia Institute of Technology.

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Alastair Still, Director and Chairman of the board of directors

Mr. Still was appointed as a director of our Company on September 12, 2022 and has served as the Chairman of the board of directors since September 12, 2022. Mr. Still is an experienced mining industry professional with over 25 years of experience including working for gold miners. Mr. Still currently serves as Chief Executive Officer of GoldMining, Director of Technical Services for Gold Royalty Corp., having held such positions since April 1, 2021 and October 1, 2020, respectively. Mr. Still also served as Executive Vice President and Chief Development Officer of GoldMining from 2020 through 2021, and Director, Corporate Development for Newmont Corporation (formerly Goldcorp Inc.) from 2015 to 2020. Prior to 2015, Mr. Still also worked for other gold miners, including Placer Dome Inc., Kinross Gold Corporation and Agnico Eagle Mines Limited. He has worked within Canada and internationally in a variety of leadership roles in mine operations and project development including as Project Director leading the acquisition, permitting and construction of the Cerro Negro gold mine in Argentina. Mr. Still has extensive experience in corporate development having formerly served most recently as Executive Vice President, Chief Development Officer for GoldMining. Mr. Still graduated with a Bachelor of Science (First Class, Honours) from the University of New Brunswick and a Master of Science (Structural Geology) from Queen’s University. Mr. Still serves on the Technical Advisory Committee of Geoscience BC and is a member of Professional Engineers and Geoscientists British Columbia and Professional Geoscientists Ontario. We believe Mr. Still’s extensive mining industry and leadership experience qualifies him to serve as a director of the Company.

Garnet Dawson, Director

Mr. Dawson was appointed as a director of our Company on September 12, 2022 and is expected to be appointed Chairperson of the Company’s compensation committee. Mr. Dawson served as the President of our Company from 2015 through September 12, 2022. Since 2018, Mr. Dawson has served as a member of the board of directors of GoldMining, a public company listed on the NYSE American and Toronto Stock Exchange; and Freegold Ventures Limited, a company listed on the Toronto Stock Exchange, since 2011. Mr. Dawson has also served as a member of the board of directors of Spanish Mountain Gold Ltd. since October 2022. He was Chief Executive Officer of GoldMining from 2015 to April 2021. Mr. Dawson is a geologist with 40 years of experience in the exploration and mining business working with senior and junior mining companies in the Americas, Europe, Africa and China. He has held executive roles with several Canadian mining companies including Chief Executive Officer of GoldMining Inc. from 2014 to 2021, Vice President, Exploration of Brazilian Gold and Vice President, Exploration of EuroZinc Mining Corporation. Prior to joining EuroZinc, he consulted internationally and held a number of positions with Battle Mountain Canada Inc., British Columbia Geological Survey and Esso Minerals Canada Ltd. Mr. Dawson is a registered Professional Geologist with Engineers & Geoscientists British Columbia and holds a Bachelor of Science degree in Geology from the University of Manitoba and a Master of Science degree in Economic Geology from the University of British Columbia. We believe Mr. Dawson’s extensive exploration and mining business experience qualifies him to serve as a director of the Company.

Ross Sherlock, Director

Ross Sherlock was appointed as a director of our Company on September 12, 2022, and is expected to serve as a member of the Company’s audit committee and compensation committee. Dr. Sherlock is a professional geologist with over 30 years of experience in the mining industry and academic research. Mr. Ross has served as a Full Professor and Research Chair in Exploration Targeting at the Harquail School of Earth Sciences, Laurentian University, Sudbury, since 2017. At Laureation Ross is the Director of the Mineral Exploration Research Center and the Metal Earth project. Prior to this, he has held senior positions with major mining companies including Vice President, Geoscience at Kinross Gold Corp. from 2015 to 2016, Exploration Manager, North America at Gold Fields from 2008 to 2015, and Project Manager, Senior Geologist at Miramar Mining Corporation/Newmont Mining Corporation from 2004 to 2008. Prior to this, he was a Research Geoscientist at the Geological Survey of Canada and Senior Geologist at SRK Consulting Engineers. Dr. Sherlock completed a Post-Doctoral Fellowship at the University of British Columbiaꞌs Mineral Deposits Research Unit, PhD at the University of Waterloo, MSc at Lakehead University, and BSc (Honors) at McMaster University, Canada. He is a member of Professional Engineers and Geoscientists British Columbia and Professional Geoscientists Ontario. We believe Dr. Sherlock’s experience as a geologist and positions with mining companies qualifies him to serve as a director of the Company.

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Lisa Wade, Director

Ms. Wade was appointed as a director of our Company on September 12, 2022, and is expected to serve as a member of the Company’s nominating and corporate governance committee and the Chairperson of the Company’s sustainability committee. Ms. Wade served as a member of the board of directors of Gold Standard Ventures Corp., a public company listed on the NYSE American and Toronto Stock Exchange, prior to its acquisition by Orla Mining Ltd. from 2021 to August 2022. Ms. Wade is an environmental engineer with over 25 years of experience in the mining industry. Ms. Wade has held environmental engineering, community relations, permitting, managerial and executive positions with a number of mining companies. From 2005 to 2019, Ms. Wade held increasingly senior positions at Goldcorp Inc., in Central America and then as Vice President, Environmental, Reclamation and Closure. Ms. Wade holds both a Bachelor of Science and Master of Science in Environmental Engineering from Montana Tech in Butte, Montana. We believe Ms. Wade’s experience as an environmental engineer and positions with mining companies qualifies her to serve as a director of the Company.

Laura (Laurie) Schmidt, Director

Ms. Schmidt was appointed as a director of our Company on September 12, 2022, and is expected to serve as a member of the Company’s audit and sustainability committees and the Chairperson of the Company’s nominating and corporate governance committee. Ms. Schmidt is a global executive with over 30 years of worldwide experience in the oil/gas/new energy industry in Shell. She currently works in Supply Chain in Shell’s Upstream Directorate and has worked for Shell since 1990 in a variety of senior leadership roles across the globe. Ms. Schmidt has held numerous senior positions including V.P. Shell Alaska, V.P. Safety & Environment for Shell’s Integrated Gas & New Energies Directorate, Head of Audit for Shell’s Upstream and Projects & Technology Directorates, as well as engineering and operations positions. Ms. Schmidt holds a Bachelor of Science (cum laude) in Mechanical Engineering from Virginia Tech, a Master of Science in Environmental Engineering, and a Doctor of Jurisprudence (magna cum laude) from the University of Houston. She is a licensed Professional Engineer, licensed US Patent Attorney, and a licensed attorney in Colorado and Texas. She is a Member of the Chartered Institute of Procurement and Supply. After attending INSEAD’s International Directors Program, she obtained a Certificate in Corporate Governance. She is also an alumnus of Stanford’s Directors College and Harvard Business School’s Women on Boards Program. We believe Ms. Schmidt’s experience in the oil/gas/new energy industry qualifies her to serve as a director of the Company.

Aleksandra Bukacheva, Director

Ms. Bukacheva was appointed as a director of our Company on September 12, 2022, and is expected to serve as a member of the Company’s compensation and nominating and corporate governance committees and the Chairperson of the Company’s audit committee. Ms. Bukacheva is currently a member of the board of directors of Probe Metals Inc., where she has served since June 7, 2022, and Montage Gold Corp. where she has served since 2021, and was an independent director at Battle North Gold Corporation from 2018 until May 2021 prior to its acquisition by Evolution Mining Limited. Ms. Bukacheva was Executive Vice President, Corporate Development of Element 29 Resources Inc., a junior explorer focused on copper resource development in Peru from September 2018 until November 2020. She was also a director of Gippsland Prospecting Pty. Ltd., a private Australian company, which was sold to Battery Minerals Limited in October 2020. From 2013 to 2016, Ms. Bukacheva was the Equity Research Analyst Base Metals at BMO Capital Markets. Ms. Bukacheva is the Managing Director of ABUK Consulting Corp., a resource investment and advisory company. Ms. Bukacheva received her Master of Science (MSc.) at the London School of Economics and Political Science in 2005. She also achieved a Certificate in Mining Studies at the University of British Columbia in 2016 and holds a Chartered Financial Analyst designation. We believe Ms. Bukacheva’s experience in capital markets and finance industry with a focus on the metals and mining industry qualifies her to serve as a director of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of our directors or executive officers are, as at the date of this prospectus, or have been within ten years before the date of this prospectus, a director, chief executive officer or chief financial officer of any company (including the Company) that: (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

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None of our directors, executive officers or stockholders holding a sufficient number of our securities to materially affect control of our Company: (a) is, as at the date of this prospectus, or has been within the ten years before the date of this prospectus, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; (b) has, within the ten years before the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or stockholder; (c) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (d) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Board Leadership Structure and Risk Oversight

The board of directors oversees our business and considers the risks associated with our business strategy and decisions. The board of directors currently implements its risk oversight function as a whole. The board of directors adopted charters that establish an audit committee, compensation committee, nominating and corporate governance committee, and sustainability committee. Each of the board of directors’ committees will provide risk oversight in respect of its areas of concentration and report material risks to the board of directors for further consideration.

Currently, the role of chairman of the board of directors is separated from the role of Chief Executive Officer. Our Chief Executive Officer is responsible for recommending strategic decisions and capital allocation to the board of directors and to ensure the execution of the recommended plans. The Chairman’s responsibilities include ensuring that our board of directors works together as a cohesive team with open communication and that a process is in place by which the effectiveness of our board of directors, its committees and its individual directors can be evaluated on a regular basis. The Chairman also acts as a liaison between our board of directors and management. While our Bylaws and corporate governance guidelines do not require that our chairman and Chief Executive Officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Term of Office

Directors serve until the next annual meeting of our stockholders and until their successors are elected and qualified. Officers are appointed to serve at the discretion of our board of directors.

Director Independence

We have applied to have our common stock and warrants listed on the NYSE American. Under the rules of the NYSE American, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under Canadian National Instrument 58-101 – Disclosure of Corporate Governance Practice, or “NI 58-101”., a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of Canadian National Instrument 52-110 – Audit Committees, or “NI 52-110”. Under these rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

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Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the closing of this offering.

In connection with this offering, our board of directors will undertake a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors expects that Ross Sherlock, Lisa Wade, Aleksandra Bukacheva and Laurie J. Schmidt will be “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NYSE American, representing four of our six directors. Under the applicable NYSE American Company Guide standards and NI 58-101, Alastair Still and Garnet Dawson are not considered independent by virtue of their prior executive positions with or current executive positions with the Company or GoldMining. In making these determinations, our board of directors will review and discuss information provided by the directors and us with regard to each director’s business and personal activities and current and prior relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and any transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Board Composition and Election of Directors

Our Bylaws provide that our board of directors shall consist of one or more directors. The size of our board of directors is currently fixed at 6 directors and may be changed by resolution of our directors. Our Chairman of the board of directors is Alastair Still.

The directors are appointed at the annual general meeting of stockholders and the term of office for each of the directors will expire at the time of our next annual stockholders meeting.

We anticipate our board of directors will be comprised of approximately 67% independent directors at the time of this offering. To enhance the ability of the board of directors to exercise independent judgment, it is anticipated that the independent members of our board of directors will hold in-camera meetings with members of management and the non-independent directors not in attendance, as part of regularly scheduled board of director’s meetings. Open and candid discussion among the independent directors is facilitated by the relatively small size of our board of directors and great weight will be attributed to the views and opinions of the independent directors.

Our chairman of the board of directors is Alastair Still, who is not an independent director. The role of the Chairman is to chair all meetings of our board of directors in a manner that promotes meaningful discussion, and to provide leadership to our board of directors to enhance our board of directors’ effectiveness in meeting its responsibilities and fulfilling its role of providing advice to and independent oversight of management. The Chairman’s responsibilities include ensuring that our board of directors works together as a cohesive team with open communication and that a process is in place by which the effectiveness of our board of directors, its committees and its individual directors can be evaluated on a regular basis. The Chairman also acts as a liaison between our board of directors and management to ensure that the relationship between our board of directors and management is professional and constructive and ensures that the allocation of responsibilities and the boundaries between our board of directors and management are clearly understood.

Our board of directors has not adopted director term limits or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the nominating and corporate governance committee of our board of directors will develop a skills and competencies matrix for our board of directors as a whole and for individual directors. The nominating and corporate governance committee will also conduct a process for the assessment of our board of directors, each committee and each director regarding his, her or its effectiveness and contribution, and will report evaluation results to our board of directors on a regular basis.

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Meetings of Directors

Our board of directors will hold regularly-scheduled quarterly meetings as well as ad hoc meetings from time to time. The independent members of our board of directors will also meet regularly without the non-independent directors and members of management before or after board meetings.

A director who has a material interest in a matter before our board of directors or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our board of directors or any committee on which he or she serves, such director may be required to remove himself or herself from the meeting while discussions and voting with respect to the matter are taking place.

Mandate of the Board of Directors

Our board of directors is responsible for the stewardship of our Company and providing oversight as to the management of our business and affairs, including providing guidance and strategic oversight to management.

Our board of directors does not have a written mandate. In fulfilling its responsibilities, our board of directors is responsible for, among other things: (i) our strategic planning; (ii) monitoring of our financial performance, financial reporting, financial risk management and oversight of policies and procedures; (iii) reviewing and, where appropriate, approving major corporate actions and internal controls; (iv) assessing risks facing us and reviewing options for their mitigation; (v) ensuring that our business is conducted with the highest standards of ethical conduct and in conformity with applicable laws and regulations; (vi) appointing officers, ensuring that they are qualified for their roles and planning their success as appropriate from time to time; and (vii) establishing and overseeing committees of the board of directors as appropriate, approving their mandates and approving any compensation of their members.

Position Descriptions

Our board of directors has not developed a separate written position description for the chair and the chair of each board committee. Each of our audit committee and nominating and corporate governance committees are expected to be comprised entirely of independent directors, which helps ensure that the views of our independent directors are effectively presented on these committees. The role of the chair of the board and the chair of each committee is to preside over all meetings of the board of directors, lead the board of directors or committee in regularly reviewing and assessing the adequacy of its mandate and its effectiveness in fulfilling its mandate, and in the case of the chairs of each committee, report to the board of directors with respect to the activities of the committee.

Our board of directors and the Chief Executive Officer have not developed a written position description for the Chief Executive Officer. However, the Chief Executive Officer’s principal duties and responsibilities are for planning our strategic direction, providing leadership to the Company, acting as our spokesperson, reporting to stockholders, and overseeing our executive management.

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Diversity

We have not adopted a formal policy with respect to the identification and nomination of women and of other diverse attributes on our board of directors. Establishing and implementing a policy regarding diversity and female representation on our board of directors will be an element that we will take into consideration going forward. There are currently three women on our board of directors. We are committed to increasing the level of female representation on our board as board turnover occurs from time to time, taking into account the skills, background, experience and knowledge desired at a particular time by our board of directors and its committees. Accordingly, consideration of the number of women who are directors, along with consideration of whether other diverse attributes are sufficiently represented on our board of directors, will be an important component of the selection process for new directors going forward.

Our nominating and corporate governance committee will, within the purview of its mandate, have the responsibility to take diversity into consideration as part of the overall director selection and nomination processes and to make the identification of female candidates a search criterion. Gender diversity on our board of directors will be achieved by continuously monitoring the level of female representation and, where appropriate, recruiting qualified female candidates to fill positions, as the need arises, through vacancies, growth or otherwise.

Our board of directors has not adopted a target regarding the number of women on the board as it has determined that a target would not be the most effective way of ensuring greater diversity. Our board of directors will however consider the appropriateness of adopting such a target in the future.

In appointing individuals to executive officer positions, we weigh a number of factors, including skills, experience and personal attributes required for the position along with the level of female representation within our senior management team. Currently none of our executive officers is a woman. We are, however, committed to increasing the gender diversity of our executive officers going forward. We have not adopted a target for the number of women in executive officer positions, as we have determined that a target would not be the most effective way of ensuring greater diversity. Our board of directors will however consider the appropriateness of adopting such a target in the future.

Trading Restrictions

All of our executives, other employees and directors will be subject to our insider trading policy, which will prohibit trading in our securities while in possession of material undisclosed information about us. Under this policy, such individuals will also be prohibited from entering into hedging transactions involving our securities, such as short sales, puts and calls. Furthermore, we will permit executives, including our “named executive officers”, to trade in our securities, only during prescribed trading windows.

Committees of the Board of Directors

Our board of directors has a separately standing audit committee, nominating and corporate governance committee, compensation committee and sustainability committee.

Audit Committee Information

Prior to the closing of our initial public offering, we will have an audit committee of the board of directors, which is expected to be comprised of Aleksandra Bukacheva, Laurie J. Schmidt and Ross Sherlock, each of whom is expected to be independent pursuant to the NYSE American Company Guide. Aleksandra Bukacheva will be evaluated as an audit committee financial expert as defined by the rules and regulations of the SEC. Aleksandra Bukacheva will serve as the Chairperson of the audit committee. The audit committee’s duties will be specified in our audit committee charter, and will include, but not be limited to:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

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●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Audit Committee Independence

Our board of directors will have to determine that each member of our audit committee meets the independence requirements, including the heightened independence standards for members of the audit committee, of the NYSE and NI 52-110.

The audit committee will at all times be composed exclusively of “independent directors”, as defined for audit committee members under the NYSE American Company Guide and the rules and regulations of the SEC, who are “financially sophisticated”. “Financially sophisticated” generally means having past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s being able to read, understand, and prepare fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, our board of directors will have to determine that each of the members of our audit committee is financially literate, including within the meaning of NI 52-110. Aleksandra Bukacheva is expected to be identified as an audit committee financial expert as defined by the rules and regulations of the SEC.

Audit Fees, Audit-Related Fees and Tax Fees

Marcum LLP has served as our auditors since July 7, 2022. We did not incur any audit fees in each of the last two fiscal years for: (a) audit services; (b) assurance and related services not otherwise captured under the preceding paragraph (a); and (c) professional services rendered by our external auditor for tax compliance, tax advice and tax planning.

Subsequent to the end of such period and to date, our external auditor has billed us as follows:

Audit Fees ($)	Audit-Related Fees ($)	Tax Fees ($)	All Other Fees ($)
169,715	-	-	-

Pre-Approval Procedures for Non-Audit Services

Our audit committee is also responsible for the pre-approval of all non-audit services to be provided to us by our auditor.

Nominating and Corporate Governance Committee Information

Prior to the closing of our initial public offering, we will have a nominating and corporate governance committee of the board of directors, which is expected to be comprised of Laurie J. Schmidt, Lisa Wade and Aleksandra Bukacheva, each of whom is expected to be independent pursuant to the NYSE American Company Guide. Laurie J. Schmidt is expected to serve as the Chairperson of the nominating and corporate governance committee. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	recommending nominees to the board for election by the stockholders, or for appointment to fill any vacancy on the board;

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●	reviewing annually with the board of directors the current structure and composition of the board committees with regards to characteristics such as independence, knowledge, skills, experience and diversity to ensure compliance with applicable criteria of the rules and regulations of the SEC and NYSE American;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Our board of directors and nominating and corporate governance committee will review our strategies to determine the composition of the board of directors and the appropriate candidates to be nominated for election as directors at annual general meetings. This review will take into account the desirability of maintaining a balance of skills, experience and background.

In identifying new candidates for our board of directors, the nominating and corporate governance committee will consider what competencies and skills our board of directors, as a whole, should possess and assess what competencies and skills each existing director possesses, considering our board of directors as a group, and the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

It will be the responsibility of the nominating and corporate governance committee to regularly evaluate the overall efficiency of our board of directors and our Chairman and all board committees and their chairs. As part of its mandate, the nominating and corporate governance committee will conduct the process for the assessment of our board of directors, each committee and each director regarding his, her or its effectiveness and contribution, and report evaluation results to our board of directors on a regular basis.

Compensation Committee Information

Prior to the closing of our initial public offering, we will have a compensation committee of the board of directors, which is expected to be comprised of Garnet Dawson, Ross Sherlock and Aleksandra Bukacheva, each of Mr. Sherlock and Ms. Bukacheva is expected to be independent pursuant to the NYSE American Company Guide. Lisa Wade serves as the Chairperson of the compensation committee. Please refer to the biographies of such committee members under “Management – Executive Officers and Directors”.

The compensation committee’s duties, which will be specified in our compensation committee charter, include, but are not limited to:

●	reviewing the compensation package for our executive officers and making recommendations to the board with respect to it;

●	reviewing the compensation of our directors who are not also employees, each of whom is referred to as a “non-employee director”, and making recommendations to the board with respect to it; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

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The compensation committee, among other things, will annually review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluates the Chief Executive Officer’s performance in light of those goals and objectives and determines the Chief Executive Officer’s compensation level based on this evaluation. The compensation committee will meet without the presence of executive officers when approving the Chief Executive Officer’s compensation. See “Executive and Director Compensation”.

Sustainability Committee

Prior to the closing of our initial public offering, we will have a sustainability committee of the board of directors, which is expected to be comprised of Laurie J. Schmidt, Lisa Wade, and Alastair Still. Each of Ms. Schmidt and Ms. Wade is expected to be independent pursuant to the NYSE American Company Guide. Lisa Wade is expected to serve as the Chairperson of the sustainability committee. The sustainability committee’s duties, which will be specified in our Sustainability Committee Charter, will include, but are not limited to:

●	overseeing and advising the Company’s board of directors on the Company’s goals, strategies, and commitments related to sustainability and ESG, including climate risks and opportunities, human rights and human capital management, community and social impact, and diversity and inclusion;

●	approving and overseeing implementation of sustainability policies; and

●	monitoring the Company’s performance related to its sustainability and ESG goals, strategies, and commitments.

The sustainability committee will meet with the Company’s management regarding significant sustainability and ESG-related events and matters.

Code of Business Conduct and Ethics

Prior to the closing of our initial public offering, we will adopt a code of business conduct and ethics, referred to as “Code of Conduct”, that applies to all of our employees, officers, and directors. This includes our chief executive officer, chief financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Conduct will be posted on our website at www.us.goldmining.com. We intend to disclose on our website any future amendments of the Code of Conduct or waivers that exempt any executive officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Conduct. The Code of Conduct sets out our fundamental values and standards of behavior that are expected from our directors, officers and employees with respect to all aspects of our business. Its objective is to provide guidelines for maintaining our integrity, reputation and honesty with a goal of honoring others’ trust in us at all times.

Our audit committee is responsible for reviewing and evaluating the Code of Conduct periodically and will recommend any necessary or appropriate changes thereto to our board of directors for consideration.

Complaint Reporting and Whistleblower Policy

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, our Code of Conduct or any of our policies or any unethical or questionable act or behavior, the board of directors will adopt a whistleblower policy that requires that our employees promptly report such violation or suspected violation. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, our whistleblower policy will contain procedures that are aimed to facilitate confidential, anonymous submissions by our employees.

Family Relationships

There are no family relationships among any of our executive officers and directors.

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EXECUTIVE AND DIRECTOR COMPENSATION

Overview

The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. This discussion also reflects certain contemplated changes to our compensation program that would be implemented in connection with, and contingent upon, completion of this offering. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this section.

This section provides an overview of the compensation of Tim Smith, our Chief Executive Officer, Pat Obara, our chief Financial Officer, and Garnet Dawson, our former President. The table below under “Executive and Director Compensation – Summary Compensation Table” provides information about our sole “named executive officer,” Garnet Dawson. Mr. Dawson resigned as president effective September 12, 2022. Messrs. Smith and Obara are not named executive officers because they commenced their employment with us on September 12, 2022, but certain information about their compensation arrangements are included to the extent we believe it is helpful to an overall understanding of our executive compensation programs.

The goal of our executive compensation philosophy is to attract, motivate, retain and reward an energetic, goal driven, highly qualified and experienced management team and to encourage them to meet and exceed performance expectations within a calculated risk framework. Our compensation committee will meet periodically to review the adequacy and form of compensation to ensure it realistically reflects the responsibilities and risks involved in being an effective director or officer and that compensation allows us to attract qualified candidates.

Elements of Compensation

The compensation program is designed to reward each executive based on individual, business and corporate performance and is also designed to incentivize such executives to drive the annual and long-term business goals of the organization to enhance our sustainable growth in a manner which is fair and reasonable to our stockholders.

The following key principles guide our overall compensation philosophy:

●	compensation is designed to align executives to the critical business issues facing us;

●	compensation is fair and reasonable to our stockholders and is set with reference to the local market;

●	the compensation design supports and rewards executives for entrepreneurial and innovative efforts and results;

●	an appropriate portion of total compensation is equity-based, aligning the interests of executives with our stockholders; and

●	compensation is transparent to the board of directors, executives and our stockholders.

As we have recently launched the Company, we do not assess our compensation through benchmarks or peer groups at this time.

When reviewing the compensation of executive officers, our compensation committee considers the following objectives:

●	to engage individuals critical to our growth and success;
●	to reward performance of individuals by recognizing their contributions to our growth and achievements; and
●	to compensate individuals based on performance.

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Salaries: For executive officers who are offered compensation, the base salary is the foundation of such compensation and is intended to compensate competitively. The desire is for base salary to be high enough to secure talented, qualified and effective personnel which, when coupled with performance-based compensation, provides for a direct correlation between individual accomplishment and our success as a whole. Salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation.

Bonuses: Annual bonuses are a variable component of total cash compensation, designed to reward executives for individual achievements, maximizing annual operating performance, including in relation to our acquisition and growth initiatives. Annual bonuses (if any) are discretionary and are to incentivize management during the year to take actions and make decisions within their control, and, as a result, the performance criteria do not include matters outside of the control of management, most notably commodity pricing.

Equity Incentives: Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain in our employment during the vesting period.

On September 23, 2022, we adopted an equity incentive plan (the “Legacy Incentive Plan”), which provides for equity incentive awards in the form of options and performance based restricted shares of common stock. On September 23, 2022, we granted awards of an aggregate of 635,000 shares of performance based restricted shares of common stock under the Legacy Incentive Plan to certain of our and GoldMining’s executive officers and directors. These awards are subject to performance based restrictions, whereby the restrictions will be cancelled if certain performance conditions are met in specified periods. It is expected that            % of these performance based restricted shares of common stock (          shares) will be vested, per the terms of the performance based restricted shares of common stock, and no longer subject to such restrictions as a result of the satisfaction of a condition resulting from completion of this offering. No further grants will be made under the Legacy Incentive Plan. See “Executive and Director Compensation – Legacy Incentive Plan”.

Prior to completion of this offering, we expect to have adopted a long term incentive plan (the “2022 Incentive Plan”), which provides for equity incentive awards in the form of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock units, performance awards, restricted stock awards and other cash and equity-based awards. In connection with the offering, we plan to award options to purchase up to 40,000 shares of our common stock to certain of our non-employee directors at a price equal to the offer price under this offering. In addition, we may, from time to time, grant to our directors , officers, employees, consultants and other personnel incentive stock options to purchase our common stock and other equity incentives pursuant to the terms of our long term incentive plan and in accordance with applicable stock exchange policies.

Our compensation committee will make recommendations to our board of directors regarding the periodic grant of options and other incentives to key employees and executive officers. The compensation committee will make those recommendations on a discretionary basis, given our size, based on individual performance, positions held within us and our overall performance. Our compensation committee will take into consideration previous grants when it considers new grants of equity incentives to employees and executives. The board of directors will rely solely on the recommendation of our compensation committee regarding the periodic grant of equity incentives to key employees and executive officers. See “Executive and Director Compensation – 2022 Incentive Plan”.

Risk Management

The Company has taken steps to ensure its executive compensation program does not incentivize inappropriate risks. Some of the risk management initiatives currently employed by us and expected to be employed by us prior to the completion of this offering are as follows:

●	appointing a compensation committee comprised of all independent directors to oversee our executive compensation program; and

●	use of discretion in adjusting bonus payments (if any) up or down as the compensation committee deems appropriate and recommends.

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Compensation Governance

Please see “Management” for information regarding our compensation committee and its charter, responsibilities and policies.

2022 Incentive Plan

The 2022 Incentive Plan is expected to be approved by our board of directors and adopted by us prior to the completion of this offering (such date of effectiveness, the “Effective Date”). Unless sooner terminated by our board of directors, the 2022 Incentive Plan will terminate and expire on the tenth anniversary of the Effective Date. No award may be made under the 2022 Incentive Plan after its expiration date, but awards made prior thereto may extend beyond that date.

The purpose of the 2022 Incentive Plan is to provide an incentive for employees, directors and certain consultants and advisors of the Company or its subsidiaries to remain in the service of the Company or its subsidiaries, to extend to them the opportunity to acquire a proprietary interest in the Company so that they will apply their best efforts for the benefit of the Company, and to aid the Company in attracting able persons to enter the service of the Company and its subsidiaries. The 2022 Incentive Plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock units, performance awards, restricted stock awards and other cash and equity-based awards.

Share Authorization. The aggregate number of shares of our common stock expected to be issuable under the 2022 Incentive Plan in respect of awards will be equal to 10% of the aggregate number of shares issued and outstanding determined as of the Effective Date, of which 100% of the available shares may be delivered pursuant to incentive stock options (the “ISO Limit”). Notwithstanding the foregoing, on the first trading date immediately following the issuance of any shares by the Company to any person (the “Adjustment Date”), the number of shares of our common stock available under the 2022 Incentive Plan shall be increased so that the total number of shares issuable under the 2022 Incentive Plan shall be equal to 10% of the total number of shares issued and outstanding, as determined as of the Adjustment Date, provided that no such adjustment shall have any effect on the ISO Limit, except for any adjustments summarized below.

Shares to be issued may be made available from authorized but unissued shares of common stock, shares of common stock held by the Company in its treasury, or shares of common stock purchased by the Company on the open market or otherwise. During the term of the 2022 Incentive Plan, the Company will at all times reserve and keep enough shares of common stock available to satisfy the requirements of the 2022 Incentive Plan. If an award under the 2022 Incentive Plan is cancelled, forfeited or expires, in whole or in part, the shares subject to such forfeited, expired or cancelled award may again be awarded under the 2022 Incentive Plan.

Awards that may be satisfied either by the issuance of shares of common stock or by cash or other consideration shall be counted against the maximum number of shares of common stock that may be issued under the 2022 Incentive Plan only during the period that the award is outstanding or to the extent the award is ultimately satisfied by the issuance of shares of common stock. Shares of common stock otherwise deliverable pursuant to an award that are withheld upon exercise or vesting of an award for purposes of paying the exercise price or tax withholdings shall be treated as delivered to the participant and shall be counted against the maximum number of available shares. Awards will not reduce the number of shares of common stock that may be issued, however, if the settlement of the award will not require the issuance of shares of common stock. Only shares forfeited back to the Company, shares cancelled on account of termination, or expiration or lapse of an award, shall again be available for grant of incentive stock options under the 2022 Incentive Plan, but shall not increase the maximum number of shares described above as the maximum number of shares of common stock that may be delivered pursuant to incentive stock options.

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Administration. The 2022 Incentive Plan will be administered by the compensation committee of the board of directors or such other committee of the board of directors as is designated by the board of directors (the “Committee”). Membership on the Committee shall be limited to independent directors who are “non-employee directors” in accordance with Rule 16b-3 under the Securities Exchange Act of 1934. The Committee may delegate certain duties to one or more officers of the Company as provided in the 2022 Incentive Plan. The Committee will determine the persons to whom awards are to be made, determine the type, size and terms of awards, interpret the 2022 Incentive Plan, establish and revise rules and regulations relating to the 2022 Incentive Plan and make any other determinations that it believes necessary for the administration of the 2022 Incentive Plan.

Eligibility. Employees (including any employee who is also a director or an officer), contractors, and non-employee directors of the Company or its subsidiaries whose judgment, initiative and efforts contributed to or may be expected to contribute to the successful performance of the Company are eligible to participate in the 2022 Incentive Plan.

Financial Effect of Awards. The Company will receive no monetary consideration for the granting of awards under the 2022 Incentive Plan, unless otherwise provided when granting restricted stock or restricted stock units. The Company will receive no monetary consideration other than the option price for shares of common stock issued to participants upon the exercise of their stock options and the Company will receive no monetary consideration upon the exercise of stock appreciation rights.

Stock Options. The Committee will be authorized to grant either incentive stock options qualifying under Section 422 of the Code or non-qualified stock options, provided that only employees of the Company and its subsidiaries (excluding subsidiaries that are not corporations) are eligible to receive incentive stock options. Stock options may not be granted with an option price less than 100% of the fair market value of a share of common stock on the date the stock option is granted. If an incentive stock option is granted to an employee who owns or is deemed to own more than 10% of the combined voting power of all classes of stock of the Company (or any parent or subsidiary), the option price shall be at least 110% of the fair market value of a share of common stock on the date of grant. The Committee will determine the terms of each stock option at the time of grant, including without limitation, the methods by or forms in which shares will be delivered to participants. The maximum term of each option, the times at which each option will be exercisable, and provisions requiring forfeiture of unexercised options at or following termination of employment or service generally are fixed by the Committee, except that the Committee may not grant stock options with a term exceeding 10 years.

Recipients of stock options may pay the option exercise price (i) in cash, check, bank draft or money order payable to the order of the Company, (ii) by delivering to the Company shares of common stock already owned by the participant having a fair market value equal to the aggregate option exercise price, (iii) by delivering to the Company or its designated agent an executed irrevocable option exercise form together with irrevocable instructions from the participant to a broker or dealer, reasonably acceptable to the Company, to sell certain of the shares of common stock purchased upon the exercise of the option or to pledge such shares to the broker as collateral for a loan from the broker and to deliver to the Company the amount of sale or loan proceeds necessary to pay the purchase price, and (iv) by any other form of valid consideration that is acceptable to the Committee in its sole discretion.

Stock Appreciation Rights. The Committee will be authorized to grant stock appreciation rights (“SARs”) as a stand-alone award (or freestanding SARs), or in conjunction with stock options granted under the 2022 Incentive Plan (or tandem SARs). A SAR is the right to receive an amount equal to the excess of the fair market value of a share of common stock on the date of exercise over the exercise price. The exercise price may be equal to or greater than the fair market value of a share of common stock on the date of grant. The Committee, in its sole discretion, will be permitted to place a ceiling on the amount payable on the exercise of a SAR, but any such limitation shall be specified at the time the SAR is granted. A SAR granted in tandem with a stock option will require the holder, upon exercise, to surrender the related stock option with respect to the number of shares as to which the SAR is exercised. The Committee will determine the terms of each SAR at the time of the grant, including without limitation, the methods by or forms in which the value will be delivered to participants (whether made in shares of common stock, in cash or in a combination of both). The maximum term of each SAR, the times at which each SAR will be exercisable, and provisions requiring forfeiture of unexercised SARs at or following termination of employment or service generally are fixed by the Committee, except that no freestanding SAR may have a term exceeding 10 years and no tandem SAR may have a term exceeding the term of the option granted in conjunction with the tandem SAR.

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Restricted Stock and Restricted Stock Units. The Committee will be authorized to grant restricted stock and restricted stock units. Restricted stock consists of shares that are transferred or sold by the Company to a participant, but are subject to substantial risk of forfeiture and to restrictions on their sale or other transfer by the participant. Restricted stock units are the right to receive shares of common stock at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the Committee, which include substantial risk of forfeiture and restrictions on their sale or other transfer by the participant. The Committee will determine the eligible participants to whom, and the time or times at which, grants of restricted stock or restricted stock units will be made, the number of shares or units to be granted, the price to be paid, if any, the time or times within which the shares covered by such grants will be subject to forfeiture, the time or times at which the restrictions will terminate, and all other terms and conditions of the grants. Restrictions or conditions could include, but are not limited to, the attainment of performance goals (as described below), continuous service with the Company, the passage of time or other restrictions or conditions. The value of the restricted stock units may be paid in shares of common stock, cash, or a combination of both, as determined by the Committee.

Performance Awards. The Committee will be permitted to grant performance awards payable in cash, shares of common stock, or a combination thereof at the end of a specified performance period. Payment will be contingent upon achieving pre-established performance goals (as discussed below) by the end of the performance period. The Committee will determine the length of the performance period, the maximum payment value of an award, and the minimum performance goals required before payment will be made, so long as such provisions are not inconsistent with the terms of the 2022 Incentive Plan, and to the extent an award is subject to Section 409A of the Code, are in compliance with the applicable requirements of Section 409A of the Code and any applicable regulations or guidance. With respect to a performance award, if the Committee determines in its sole discretion that the established performance measures or objectives are no longer suitable because of a change in the Company’s business, operations, corporate structure, or for other reasons that the Committee deems satisfactory, the Committee may modify the performance measures or objectives and/or the performance period.

Other Awards. The Committee will be permitted to grant other forms of awards payable in cash or shares of common stock if the Committee determines that such other form of award is consistent with the purpose and restrictions of the 2022 Incentive Plan. The terms and conditions of such other form of award shall be specified by the grant. Such other awards may be granted for no cash consideration, for such minimum consideration as may be required by applicable law, or for such other consideration as may be specified by the grant.

Dividend Equivalent Rights. The Committee will be permitted to grant a dividend equivalent right either as a component of another award or as a separate award. The terms and conditions of the dividend equivalent right shall be specified by the grant. Dividend equivalents credited to the holder of a dividend equivalent right shall be paid only as the applicable Award vests or may be deemed to be reinvested in additional shares of common stock. Any such reinvestment shall be at the fair market value at the time thereof. Dividend equivalent rights may be settled in cash or shares of common stock. No dividends or dividend equivalent rights may be granted with respect to stock options or SAR.

Performance Goals. Awards of restricted stock, restricted stock units, performance awards and other awards (whether relating to cash or shares of common stock) under the 2022 Incentive Plan may be made subject to the attainment of performance goals relating to one or more business criteria, and may consist of one or more or any combination of the following criteria: cash flow; cost; revenues; sales; ratio of debt to debt plus equity; net borrowing, credit quality or debt ratings; profit before tax; economic profit; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; gross margin; earnings per share (whether on a pre-tax, after-tax, operational or other basis); operating earnings; capital expenditures; expenses or expense levels; economic value added; ratio of operating earnings to capital spending or any other operating ratios; free cash flow; net profit; net sales; net asset value per share; the accomplishment of mergers, acquisitions, dispositions, public offerings or similar extraordinary business transactions; sales growth; price of the Company’s Common Stock; return on assets, equity or stockholders’ equity; market share; inventory levels, inventory turn or shrinkage; or total return to stockholders (“Performance Criteria”). Any Performance Criteria may be used to measure the performance of the Company as a whole or any business unit of the Company and may be measured relative to a peer group or index. Any Performance Criteria may include or exclude (i) events that are of an unusual nature or indicate infrequency of occurrence, (iii) changes in tax or accounting regulations or laws, (iv) the effect of a merger or acquisition, as identified in the Company’s quarterly and annual earnings releases, or (v) other similar occurrences. In all other respects, Performance Criteria shall be calculated in accordance with the Company’s financial statements, under generally accepted accounting principles, or under a methodology established by the Committee prior to the issuance of an award which is consistently applied and identified in the audited financial statements, including footnotes, or the Compensation Discussion and Analysis section of the Company’s annual report.

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Vesting of Awards; Forfeiture; Assignment. The Committee, in its sole discretion, will be permitted to establish the vesting terms applicable to an award, subject in any case to the terms of the 2022 Incentive Plan. The Committee will be permitted to impose on any award, at the time of grant or thereafter, such additional terms and conditions as the Committee determines, including terms requiring forfeiture of awards in the event of a participant’s termination of service. The Committee will specify the circumstances under which performance awards may be forfeited in the event of a termination of service by a participant prior to the end of a performance period or settlement of awards. Except as otherwise determined by the Committee, restricted stock will be forfeited upon a participant’s termination of service during the applicable restriction period.

Awards granted under the 2022 Incentive Plan generally will not be assignable or transferable except by will or by the laws of descent and distribution, except that the Committee may, in its discretion and pursuant to the terms of an award agreement, permit certain transfers of nonqualified stock options or SARs to: (i) the spouse (or former spouse), children or grandchildren of the participant (“Immediate Family Members”); (ii) a trust or trusts for the exclusive benefit of such Immediate Family Members; (iii) a partnership in which the only partners are (1) such Immediate Family Members and/or (2) entities which are controlled by the participant and/or Immediate Family Members; (iv) an entity exempt from federal income tax pursuant to Section 501(c)(3) of the Code or any successor provision; or (v) a split interest trust or pooled income fund described in Section 2522(c)(2) of the Code or any successor provision, provided that (x) there shall be no consideration for any such transfer, (y) the applicable award agreement pursuant to which such award is granted must be approved by the Committee and must expressly provide for such transferability and (z) subsequent transfers of transferred awards shall be prohibited except those by will or the laws of descent and distribution.

Adjustments Upon Changes in Capitalization. In the event that any dividend or other distribution, recapitalization, stock split, reverse stock split, rights offering, reorganization, merger, consolidation, split-up, spin-off, split-off, combination, subdivision, repurchase, or exchange of the shares of common stock or other securities of the Company, issuance of warrants or other rights to purchase shares of common stock or other securities of the Company, or other similar corporate transaction or event affects the fair value of an award, then the Committee shall adjust any or all of the following so that the fair value of the award immediately after the transaction or event is equal to the fair value of the award immediately prior to the transaction or event (i) the number of shares and type of common stock (or the securities or property) which thereafter may be made the subject of awards, (ii) the number of shares and type of shares of common stock (or other securities or property) subject to outstanding awards, (iii) the option price of each outstanding award, (iv) the amount, if any, the Company pays for forfeited shares of common stock in accordance with the terms of the 2022 Incentive Plan, and (vi) the number of or exercise price of shares of common stock then subject to outstanding SARs previously granted and unexercised under the 2022 Incentive Plan to the end that the same proportion of the Company’s issued and outstanding shares of common stock in each instance shall remain subject to exercise at the same aggregate exercise price; provided however, that the number of shares of common stock (or other securities or property) subject to any award shall always be a whole number. Notwithstanding the foregoing, no such adjustment shall be made or authorized to the extent that such adjustment would cause the 2022 Incentive Plan or any stock option to violate Section 422 of the Code or Section 409A of the Code. All such adjustments must be made in accordance with the rules of any securities exchange, stock market, or stock quotation system to which the Company is subject.

Amendment or Discontinuance of the 2022 Incentive Plan. The board of directors will be permitted to, at any time and from time to time, without the consent of the participants, alter, amend, revise, suspend or discontinue the 2022 Incentive Plan in whole or in part; provided, however, that (i) no amendment that requires stockholder approval in order for the 2022 Incentive Plan and any awards under the 2022 Incentive Plan to continue to comply with Sections 421 and 422 of the Code (including any successors to such Sections, or other applicable law) or any applicable requirements of any securities exchange or inter-dealer quotation system on which the Company’s stock is listed or traded, shall be effective unless such amendment is approved by the requisite vote of the Company’s stockholders entitled to vote on the amendment; and (ii) unless required by law, no action by the board of directors regarding amendment or discontinuance of the 2022 Incentive Plan may adversely affect any rights of any participants or obligations of the Company to any participants with respect to any outstanding award under the 2022 Incentive Plan without the consent of the affected participant.

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No Repricing of Stock Options or SARs. The Committee will not be permitted to, without the approval of the Company’s stockholders, “reprice” any stock option or SAR. For purposes of the 2022 Incentive Plan, “reprice” means any of the following or any other action that has the same effect: (i) amending a stock option or SAR to reduce its exercise price or base price, (ii) canceling a stock option or SAR at a time when its exercise price or base price exceeds the fair market value of a share of common stock in exchange for cash or a stock option, SAR, award of restricted stock or other equity award with an exercise price or base price less than the exercise price or base price of the original stock option or SAR, or (iii) taking any other action that is treated as a repricing under generally accepted accounting principles, provided that nothing shall prevent the Committee from (x) making adjustments to awards upon changes in capitalization; (y) exchanging or cancelling awards upon a merger, consolidation, or recapitalization, or (z) substituting awards for awards granted by other entities, to the extent permitted by the 2022 Incentive Plan.

Recoupment for Restatements. The Committee will be permitted to recoup all or any portion of any shares or cash paid to a participant in connection with an award, in the event of a restatement of the Company’s financial statements as set forth in the Company’s clawback policy, if any, approved by the board of directors from time to time.

Legacy Incentive Plan

The Legacy Incentive Plan was approved by our board of directors and adopted by us on September 23, 2022. Unless sooner terminated by our board of directors, the Legacy Incentive Plan will terminate and expire on the tenth anniversary of the date our board of directors adopted the Legacy Incentive Plan. No award may be made under the Legacy Incentive Plan after its expiration date, but awards made prior thereto may extend beyond that date.

The purpose of the Legacy Incentive Plan is to provide an incentive for employees, directors and certain consultants and advisors of the Company or its subsidiaries to remain in the service of the Company or its subsidiaries, to extend to them the opportunity to acquire a proprietary interest in the Company so that they will apply their best efforts for the benefit of the Company, and to aid the Company in attracting able persons to enter the service of the Company and its subsidiaries. The Legacy Incentive Plan only provides for the grant of restricted stock awards.

We do not intend to make any further grants under our Legacy Incentive Plan following this offering.

Share Authorization. Subject to certain adjustments, we had reserved an aggregate of 1,000,000 shares of common stock for the issuance of awards under the Legacy Incentive Plan. As of the date hereof, 635,000 shares of performance based restricted shares of common stock, that are subject to cancellation if certain performance conditions are not met, are outstanding under the Legacy Incentive Plan. It is expected that of these restricted shares of common stock will be vested and no longer subject to such restrictions as a result of the satisfaction of a condition resulting from completion of this offering.

Shares to be issued may be made available from authorized but unissued shares of common stock, shares of common stock held by the Company in its treasury, or shares of common stock purchased by the Company on the open market or otherwise. During the term of the Legacy Incentive Plan, the Company will at all times reserve and keep enough shares of common stock available to satisfy the requirements of the Legacy Incentive Plan. If an award under the Legacy Incentive Plan is cancelled, forfeited or expires, in whole or in part, the shares subject to such forfeited, expired or cancelled award may again be awarded under the Legacy Incentive Plan.

Administration. The Legacy Incentive Plan will be administered by our board of directors. Our board will determine the persons to whom awards are to be made, determine the type, size and terms of awards, interpret the Legacy Incentive Plan, establish and revise rules and regulations relating to the Legacy Incentive Plan and make any other determinations that it believes necessary for the administration of the Legacy Incentive Plan.

Eligibility. Employees (including any employee who is also a director or an officer), contractors, and non-employee directors of the Company or its subsidiaries whose judgment, initiative and efforts contributed to or may be expected to contribute to the successful performance of the Company are eligible to participate in the Legacy Incentive Plan.

Financial Effect of Awards. The Company will receive no monetary consideration for the granting of awards under the Legacy Incentive Plan, unless a purchase price is otherwise provided when granting restricted stock.

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Restricted Stock. Our board of directors is authorized to grant restricted stock under the Legacy Incentive Plan. Restricted stock consists of shares that are transferred or sold by the Company to a participant, but are subject to substantial risk of forfeiture and to restrictions on their sale or other transfer by the participant. Our board of directors determines the eligible participants to whom, and the time or times at which, grants of restricted stock will be made, the number of shares to be granted, the price to be paid, if any, the time or times within which the shares covered by such grants will be subject to forfeiture, the time or times at which the restrictions will terminate, and all other terms and conditions of the grants. Restrictions or conditions could include, but are not limited to, the attainment of performance goals, continuous service with the Company, the passage of time or other restrictions or conditions.

Vesting of Awards; Forfeiture; Assignment. Our board of directors, in its sole discretion, may establish the vesting terms applicable to an award, subject in any case to the terms of the Legacy Incentive Plan. Our board of directors may impose on any award, at the time of grant or thereafter, such additional terms and conditions as our board of directors determines, including terms requiring forfeiture of awards in the event of a participant’s termination of service. Our board of directors will specify the circumstances under which performance awards may be forfeited in the event of a termination of service by a participant prior to the end of a performance period or settlement of awards. Except as otherwise determined by our board of directors, restricted stock will be forfeited upon a participant’s termination of service during the applicable restriction period.

Awards granted under the Legacy Incentive Plan generally are not assignable or transferable except by will or by the laws of descent and distribution.

Adjustments Upon Changes in Capitalization. In the event that any dividend or other distribution, recapitalization, stock split, reverse stock split, rights offering, reorganization, merger, consolidation, split-up, spin-off, split-off, combination, subdivision, repurchase, or exchange of the shares of common stock or other securities of the Company, issuance of warrants or other rights to purchase shares of common stock or other securities of the Company, or other similar corporate transaction or event affects the fair value of an award, then our board of directors shall adjust any or all of the following so that the fair value of the award immediately after the transaction or event is equal to the fair value of the award immediately prior to the transaction or event (i) the number of shares and type of common stock (or the securities or property) which thereafter may be made the subject of awards, (ii) the number of shares and type of shares of common stock (or other securities or property) subject to outstanding awards, and (iii) the amount, if any, the Company pays for forfeited shares of common stock in accordance with the terms of the Legacy Incentive Plan; provided however, that the number of shares of common stock (or other securities or property) subject to any award shall always be a whole number. Notwithstanding the foregoing, no such adjustment shall be made or authorized to the extent that such adjustment would cause the Legacy Incentive Plan to violate Section 409A of the Code. All such adjustments must be made in accordance with the rules of any securities exchange, stock market, or stock quotation system to which the Company is subject.

The table below sets forth the performance based restricted shares of our common stock that are subject to the transfer and other restrictions described above.

Class of Security	Number	Percentage of class at the date of this Prospectus(1)(3)	Percentage of class after giving effect to the Offering(2)(3)
Common stock	635,000	6.27%

Notes:

(1)	On the basis of 10,135,001 shares of our common stock issued and outstanding as at the date of this prospectus.
(2)	On the basis of shares of our common stock issued on completion of the offering, assuming no exercise of the underwriters’ over-allotment option.
(3)	Of the 635,000 performance based restricted shares of common stock currently issued, the conditions respecting % of such shares are expected to be satisfied on completion of the offering.

Amendment or Discontinuance of the Legacy Incentive Plan. The board of directors may, at any time and from time to time, without the consent of the participants, alter, amend, revise, suspend or discontinue the Legacy Incentive Plan in whole or in part; provided, however, that (i) no amendment that requires stockholder approval in order for the Legacy Incentive Plan and any awards under the Legacy Incentive Plan to continue to comply with any applicable requirements of any securities exchange or inter-dealer quotation system on which the Company’s stock is listed or traded, shall be effective unless such amendment is approved by the requisite vote of the Company’s stockholders entitled to vote on the amendment; and (ii) unless required by law, no action by the board of directors regarding amendment or discontinuance of the Legacy Incentive Plan may adversely affect any rights of any participants or obligations of the Company to any participants with respect to any outstanding award under the Legacy Incentive Plan without the consent of the affected participant.

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Recoupment for Restatements. Our board of directors may recoup all or any portion of any shares or cash paid to a participant in connection with an award, in the event of a restatement of the Company’s financial statements as set forth in the Company’s clawback policy, if any, approved by the board of directors from time to time.

Summary Compensation Table

The following table sets forth summary compensation information for the respective fiscal years. For the purpose of this prospectus a named executive officer is our principal executive officer and the two most highly compensated executive officers for the applicable fiscal year (of which there were none). We refer to these persons as our “named executive officers” in this prospectus. Garnet Dawson is our sole “named executive officer.” We provide a description of the employment arrangements with our current executive officers, Messrs. Smith and Obara below under “Executive and Director Compensation - Employment Agreements and Arrangements; Termination and Change of Control. The following table includes all compensation earned by the named executive officers for the respective period, regardless of whether such amounts were actually paid during the period:

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Garnet Dawson	2021	-	-	-	-	-	-
Former President(1)	2020	-	-	-	-	-	-

(1) Mr. Dawson served as President of the Company from 2015 through September 12, 2022. Mr. Dawson is the former Chief Executive Officer of GoldMining, our parent company and has provided his services as president of the Company on an interim basis and did not have an agreement directly with the Company. Mr. Dawson was not separately compensated for his services to the Company. Amounts do not include compensation Mr. Dawson received from GoldMining. Tim Smith is the Company’s current Chief Executive Officer and has served as such since September 12, 2022.

Employment Agreements and Arrangements; Termination and Change of Control

The following is a summary description of material terms of compensation awarded to, earned by, paid or payable to our executive officers pursuant to agreements or arrangements. We expect to enter into new arrangements with our executive officers regarding their employment after completion of this offering, which are expected to be on customary terms, including as to change of control and termination benefits, for similarly situated companies of our size in the mining industry and commensurate with the position and responsibilities of our executive officers.

Our employment agreements with members of our management include customary confidentiality and non-disclosure provisions. Such agreements include provisions limiting the ability of such individuals to solicit our employees and consultants and prohibiting the appropriation of corporate opportunities, but do not include provisions otherwise restraining such individuals’ ability to participate in competing businesses after they are no longer employed by us.

Tim Smith. On August 4, 2022, GoldMining entered into an amended and restated employment agreement with Mr. Smith, effective April 7, 2022, regarding his employment with GoldMining as Vice President, Exploration, and his appointment as our Chief Executive Officer. The agreement may be terminated by Mr. Smith on at least 60 days’ prior written notice to GoldMining during the first twelve months of the term. Following the first twelve months of the term, the agreement may be terminated by Mr. Smith, as noted, or by GoldMining on at least 30 days’ prior written notice to Mr. Smith. If terminated by GoldMining, such termination is subject to applicable notice periods under the laws of the Province of British Columbia, Canada, including the common law applicable therein. The agreement may be terminated by GoldMining for cause, as such term is interpreted at common law, at any time, without notice or payment in lieu thereof.

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The agreement provides that Mr. Smith will be eligible to participate, from time to time, in long-term compensation and incentive plans and other benefit plans, as may be adopted and implemented from time to time on a basis commensurate with his position and responsibilities.

Mr. Smith does not receive a base salary directly from us. The agreement further provides that, as soon as possible after a qualifying financing, which would include this offering, the Company and Mr. Smith will negotiate in good faith towards finalizing and entering into an executive employment agreement on such terms, including as to compensation, that is commensurate with his position and responsibilities and as is customary for a similarly situated company in the mining industry.

In September 2022, Mr. Smith received 50,000 performance based restricted shares of our common stock under the Legacy Incentive Plan. It is expected that % of these performance based restricted shares of common stock ( shares) will be vested, per the terms of the performance based restricted shares of common stock, and no longer subject to such restrictions as a result of the satisfaction of a condition resulting from completion of this offering. The remainder of such restricted shares are subject to surrender and cancelation if certain performance conditions are not met. In connections with the receipt of the 50,000 performance based restricted shares of our common stock, on September 23, 2022, Mr. Smith waived his entitlement to an option to purchase up to 10,000 shares of our common stock included in his employment agreement. See “Executive and Director Compensation – Legacy Incentive Plan”.

Pat Obara. Mr. Obara is employed as Chief Financial Officer of GoldMining, our parent company. Mr. Obara is providing his services as Chief Financial Officer to the Company on an interim basis and does not have an agreement directly with the Company. On September 12, 2022, we entered into an indemnity agreement with Mr. Obara regarding his appointment as the Company’s Chief Financial Officer.

Mr. Obara does not currently receive a base salary, but he may in the future.

In September 2022, Mr. Obara received 40,000 restricted shares of our common stock under the Legacy Incentive Plan. It is expected that         % of these performance based restricted shares of common stock (       shares) will be vested, per the terms of the performance based restricted shares of common stock, and no longer subject to such restrictions as a result of the satisfaction of a condition resulting from completion of this offering. The remainder of such restricted shares are subject to surrender and cancelation if certain performance conditions are not met. See “Executive and Director Compensation – Legacy Incentive Plan”.

Incentive Plan Awards – Value Expected to be Vested or Earned During Fiscal Year 2022

We do not currently have any stock options outstanding. However, we expect to issue an aggregate of 40,000 stock options to certain of our directors upon completion of the offering.

The following table sets out, for each of Mr. Smith and Mr. Obara, the value of option-based awards expected to vest in accordance with their terms during fiscal year 2022 (assuming continued employment of each named executive officer).

Name and Principal Position	Option-based awards – value vested during fiscal year 2022(1) ($)	Share-based awards – value vested during fiscal year 2022 ($)(1)
Tim Smith Chief Executive Officer	-

Pat Obara Chief Financial Office	-

Note:

(1)	Subsequent to the completing of this offering, the Company may issue each of Mr. Smith and Mr. options to purchase shares of common stock.

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In September 2022, we issued 50,000 and 40,000 performance based restricted shares of our common stock to our Chief Executive Officer and Chief Financial Officer, respectively. It is expected that      % of these performance based restricted shares of common stock (      and        shares, respectively) will be vested, per the terms of the performance based restricted shares of common stock, and no longer subject to such restrictions as a result of the satisfaction of a condition resulting from completion of this offering. The remainder are subject to certain conditions and we are unable to determine, at this time, whether any such conditions will be satisfied in fiscal year 2022. See “Executive and Director Compensation – Legacy Incentive Plan”.

Pension Plan Benefits

We do not presently provide any defined benefit or pension plan to our directors, executive officers, employees or consultants.

Outstanding Equity Awards at Fiscal Year End

We did not have any outstanding equity awards as of November 30, 2021 with our named executive officers.

Director Compensation

The following discussion describes the significant elements of the expected compensation program for members of the board of directors and its committees following this offering. The compensation of our directors will be designed to attract and retain committed and qualified directors and to align their compensation with the long-term interests of our stockholders. Directors who are employees will not be entitled to receive any compensation for their service as directors.

Director Fees

We have not paid any director fees to our non-employee directors in the 2021 fiscal year.

Our board of directors, on the recommendation of our compensation committee, will be responsible for reviewing and approving any changes to the directors’ compensation arrangements. After completion of this offering, we expect to commence paying directors fees to our non-employee directors as well as fees for participation on the committees of our board of directors. Such fees are expected to be commensurate with those paid to the directors of other similarly situated public companies.

Directors may be reimbursed for travel and other expenses directly related to their activities as directors. Directors who also serve as employees receive no additional compensation for their service as directors.

We expect to grant options to purchase up to 40,000 shares of our common stock to certain of our non-employee directors after completion of this offering. We may also, from time to time, issue additional option-based and share-based awards to our non-employee directors. However, other than as disclosed herein, no determination has been made as to such potential future awards at this time and our board of directors is investigating alternatives in this regard.

In September 2022, we issued 20,000 performance based restricted shares of common stock to Garnet Dawson under the Legacy Incentive Plan. It is expected that         % of these performance based restricted shares of common stock (        shares) will be vested, per the terms of the performance based restricted shares of common stock, and no longer subject to such restrictions as a result of the satisfaction of a condition resulting from completion of this offering. The remainder are subject to certain conditions and we are unable to determine, at this time, whether any such conditions will be satisfied in fiscal year 2022. See “Executive and Director Compensation – Legacy Incentive Plan”.

In September 2022, we issued 100,000 performance based restricted shares of common stock to Alastair Still under the Legacy Incentive Plan. It is expected that        % of these performance based restricted shares of common stock (         shares) will be vested, per the terms of the performance based restricted shares of common stock, and no longer subject to such restrictions as a result of the satisfaction of a condition resulting from completion of this offering. The remainder are subject to certain conditions and we are unable to determine, at this time, whether any such conditions will be satisfied in fiscal year 2022. See “Executive and Director Compensation – Legacy Incentive Plan”.

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The following table sets out information on the outstanding option-based awards expected to be held by each of our non-employee directors upon completion of this offering.

	Option-based Awards(1)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)
Ross Sherlock	10,000
Lisa Wade	10,000
Laurie (Laura) Schmidt	10,000
Aleksandra Bukacheva	10,000

Notes:

(1) Each of our non-employee directors is expected to receive options to purchase our common stock upon completion of this offering, with vesting as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. Each stock option entitles the holder to one share of common stock at an exercise price of $            per share.

(2) The “Value of Unexercised in-the-Money Options” is calculated on the basis of $            per share of common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Related Persons

In addition to the compensation arrangements discussed under “Executive and Director Compensation” the following is a description of the material terms of: (i) those transactions within the last three fiscal years to which we are party and in which any of our directors, executive officers or stockholders that beneficially own or control (directly or indirectly) more than 10% of any class of series of our outstanding voting securities, or any associate or affiliate of the forgoing persons, has, had or will have a direct or indirect material interest; and (ii) any other material contracts, other than contracts entered into in the ordinary course of business, to which we were a party within the last two fiscal years.

Initially GoldMining planned to utilize US Gold Canada as the entity to pursue a going public transaction to separate the Whistler Project. However, after reviewing its corporate structure, a determination was made to pursue this initial public offering directly through the Company. In September 2022, in recognition of past service and to incentivize the execution of our business plan, the growth of our Company and the completion of this offering, US Gold Canada awarded performance based restricted share awards consisting of 585,000 performance based restricted shares of common stock to certain of our and GoldMining’s executive officers and directors. As a result of the determination for the Company to pursue the initial public offering, in September 2022, we agreed to issue an equal number of shares of our performance based restricted shares of common stock and issued a further 50,000 performance based restricted shares of our common stock to a member of our management. The restrictions and performance-based conditions were substantially the same as those governing the restricted shares of common stock previously awarded by US Gold Canada. In connection therewith, in September 2022, we issued 635,000 performance based restricted shares of common stock to certain of our and GoldMining’s executive officers and directors and consultant under the Legacy Incentive Plan.

In January 2021, we issued a 1.0% NSR to Gold Royalty Corp. pursuant to an agreement entered into with GoldMining. In consideration for our agreement to issue such royalty, GoldMining agreed to, among other things, fund certain qualifying exploration expenditures in an amount of up to $2,570,700, subject to the terms and conditions therein. Such commitment was later assigned and assumed by US Gold Canada and BRI Holdings, two of our parent companies at the time prior to their dissolution into GoldMining. In September 2022, GoldMining and we agreed to fully settle the funding commitment against certain amounts previously advanced by it to us and in satisfaction of a return of capital declared by us.

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In addition, as of the date of this prospectus, we have $            outstanding and owing to GoldMining and/or its subsidiaries pursuant to expense advances made to us. We expect that there will be additional advances to us prior to the completion of our initial public offering. We intend to utilize a portion of the proceeds from our initial public offering to repay such advances. Amounts advanced by GoldMining to us did not accrue interest. See “Use of Proceeds”.

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

We carry directors’ and officers’ liability insurance for our directors and officers.

We have entered into indemnification agreements with each of our current directors and officers. The indemnification agreements generally require that we indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to us as directors and officers, if the indemnitees acted honestly and in good faith with a view to the best interests of our Company and, with respect to criminal and administrative actions or other non-civil proceedings that are enforced by monetary penalty, if the indemnitee had reasonable grounds to believe that his or her conduct was lawful. The indemnification agreements also provide for the advancing of defense expenses to the indemnitees by us.

Indebtedness of Directors, Executive Officers and Employees

None of our directors, executive officers, employees, former directors, former executive officers or former employees, and none of their associates, is indebted to us or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by us.

Future Transactions

All future transactions between us and our officers, directors, principal stockholders and their affiliates will be approved by the audit committee, or a similar committee consisting of entirely independent directors, according to the terms of our Code of Conduct.

PRINCIPAL STOCKHOLDERS

The following table indicates information as of                  , regarding the beneficial ownership of our common stock, immediately prior to and after giving effect to the sale of units offered in this offering held by: (i) each person known by us to be the beneficial owner of more than 5% of our outstanding common stock; (ii) each of our directors; (iii) each of our executive officers; and (iv) all of our directors, director nominees and executive officers as a group.

As of the date of this prospectus, there were                shares of our common stock issued and outstanding. The percentage ownership information shown below under “Shares Beneficially Owned Before the Offering” is based on this amount. The percentage ownership information shown below under “Shares Beneficially Owned After the Offering” assumes that there is no exercise of the underwriter’s over-allotment option and is based upon shares of our common stock to be outstanding immediately after the offering.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include our common stock issuable pursuant to the exercise of stock options or upon conversion of a security that are either exercisable or convertible within 60 days of , 2022. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. The address for our directors and executive officers is c/o U.S. GoldMining Inc., 1030 W. Georgia Street, Suite 1830, Vancouver, BC V6E 2Y3.

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	Shares Beneficially Owned Before the Offering				Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Shares(1)		Percentage		Shares	Percentage
5% Stockholders:
GoldMining Inc.	9,500,001		93.7
Directors and Executive Officers:
Alastair Still	100,000	(2)	0.99
Pat Obara	40,000	(3)	0.39
Garnet Dawson	20,000	(4)	0.19
Tim Smith	50,000	(4)	0.49
Ross Sherlock	-		-
Lisa Wade	-		-
Laura Schmidt	-		-
Aleksandra Bukacheva	-		-
All Executive Officers and Directors as a Group (8 persons)	210,000		2.06	(2)(3)(4)

Notes:

(1)	Unless otherwise indicated, each executive officer and stockholder listed herein is both the record holder and beneficial owner of the shares listed opposite his, her or its name herein.
(2)	Consists of performance based restricted shares of common stock that are subject to cancellation if certain performance conditions are not met. See “Executive and Director Compensation”. Does not include 9,500,001 shares of common stock held by GoldMining, for which Mr. Still is the Chief Executive Officer.
(3)	Consists of performance based restricted shares of common stock that are subject to cancellation if certain performance conditions are not met. See “Executive and Director Compensation”. Does not include 9,500,001 shares of common stock held by GoldMining, for which Mr. Obara is the Chief Financial Officer.
(4)	Consists of performance based restricted shares of common stock that are subject to cancellation if certain performance conditions are not met. See “Executive and Director Compensation”. Does not include 9,500,001 shares of common stock held by GoldMining, for which Mr. Dawson is a director.

* Less than 1% of outstanding shares.

The voting rights of our major stockholders do not differ from the voting rights of holders of our shares who are not major stockholders. Each of the above listed securities entitles the holder to one vote at our Company’s stockholder meetings.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and the material provisions of our Articles of Incorporation, Bylaws and other agreements to which we and our stockholders are parties, in each case upon the closing of this offering.

General

Our authorized capital stock consists of 300,000,000 shares of our common stock, par value $0.001 per share and 10,000,000 shares of preferred stock, par value $0.001 per share. As of the date of this prospectus, there were shares of our common stock issued and outstanding held of record by stockholders. After giving effect to the closing of this offering, our authorized capital stock will consist of an aggregate of 300,000,000 shares of our common stock, of which shares of our common stock will be issued and outstanding immediately after the closing of this offering. Each such outstanding share of our common stock will be validly issued, fully paid and non-assessable.

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A description of the material terms and provisions of our Articles of Incorporation that will be in effect at the closing of our initial public offering and affecting the rights of holders of our capital stock is set forth below. The description is intended as a summary only.

Units

Each Unit consists of (i) one share of our common stock, par value $0.001 per share and (ii) one warrant. Each Warrant entitles the holder thereof to purchase       share of common stock at an exercise price of $     .

Common Stock

Voting. The holders of our common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Stockholders are not entitled to vote cumulatively for the election of directors. Except for the election of directors, which are elected by a plurality vote, a majority vote of common stockholders is generally required to take action under our Articles of Incorporation and Bylaws.

Conversion, Redemption and Preemptive Rights. Holders of our common stock have no conversion, redemption, preemptive, subscription or similar rights.

Dividends. The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as our board of directors may from time to time determine. Holders of common stock will share equally on a per share basis in any dividend declared by the board of directors.

Liquidation. Upon liquidation, dissolution or winding up of our Company, the holders of our common stock are entitled to share ratably in all net assets available for distribution to common stockholders after payment to creditors.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of “blank-check” preferred stock. The board of directors will have the authority to issue this preferred stock in one or more series and to fix the number of shares and the relative rights, conversion rights, voting rights and terms of redemption (including sinking fund provisions) and liquidation preferences, without further vote or action by the stockholders. If shares of preferred stock with voting rights are issued, such issuance could affect the voting rights of the holders of our common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights. If the board of directors authorized the issuance of shares of preferred stock with conversion rights, the number of shares of our common stock outstanding could potentially be increased by up to the authorized amount. Issuance of preferred stock could, under certain circumstances, have the effect of delaying or preventing a change in control of our Company and may adversely affect the rights of the holders of our common stock. Also, preferred stock could have preferences over our common stock (and other series of preferred stock) with respect to dividend and liquidation rights. We currently have no plans to issue any preferred stock.

Warrants

General. The following is a summary of the material terms and provisions of the Warrants that are being offered hereby. This summary is subject to and qualified in its entirety by the form of warrant, which has been filed as an exhibit to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions of the form of warrant for a complete description of the terms and conditions of the Warrants.

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Duration and Exercise Price. Each Unit offered in this offering consists of one share of common stock and one Warrant. Each whole warrant shall be exercisable into         share of common stock at an exercise price equal to $        per share of common stock. The Warrants will be immediately exercisable and will be immediately exercisable for a       -year period after the date of issuance. The exercise prices and numbers of shares of common stock issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock. Pursuant to a warrant agency agreement between us and Continental Stock Transfer & Trust Company, as warrant agent, or a successor warrant agent, the warrants will be issued in book-entry form and shall be initially represented by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Exercisability. The Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of our shares of common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s Warrants to the extent that the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of our outstanding shares of common stock immediately after exercise. However, upon notice from the holder to us, the holder may decrease or increase the holder’s beneficial ownership limitation, which may not exceed 9.99% of the number of outstanding shares of common stock immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants, provided that any increase in the beneficial ownership limitation will not take effect until 61 days following notice to us.

Cashless Exercise. If, at the time a holder exercises a Warrant, a registration statement registering under the Securities Act either (i) the issuance of the shares of common stock for which the Warrants are exercisable or (ii) the resale of the common stock for which the Warrants are exercisable by the holder is not then effective or available for the issuance or resale, respectively, of such common stock, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) such number of shares of common stock as determined according to a formula set forth in the Warrant.

Transferability. A Warrant may be transferred at the option of the holder upon surrender of the Warrant to us together with the appropriate instruments of transfer.

Fractional Shares. No fractional share of common stock will be issued upon the exercise of the Warrants. Rather, the number of share of common stock to be issued will, at our election, either be rounded up to the nearest whole number or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Trading Market. There is no established trading market for any of the Warrants. Although we have applied to have the Warrants listed on the NYSE American, an active trading market for our Warrants may never develop or may not be sustained if one develops. Without an active trading market, the liquidity of the Warrants will be limited.

Rights as a Stockholder. Except as otherwise provided in the Warrants or by virtue of the holders’ ownership of our common stock, the holders of Warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until such warrant holders exercise their Warrants.

Fundamental Transaction. In the event of a fundamental transaction, as described in the Warrants and generally including any reorganization, recapitalization or reclassification of our shares of common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding share of common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding shares of common stock, the holders of the Warrants will be entitled to receive upon exercise of the Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such fundamental transaction.

Waivers and Amendments. No term of the Warrants may be amended or waived without the written consent of the holder of such Warrant.

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History of Share Capital

In connection with Whistler Acquisition Agreement, we entered into a share exchange agreement dated August 5, 2015 with GoldMining and BRI Holdings, pursuant to which we issued 3,500,000 shares of common stock to BRI Holdings at a price of C$0.46 per share.

On September 22, 2022, we filed a Certificate of Amendment of Articles of Incorporation (the “Certificate of Amendment”) with the Secretary of State of Nevada to effect a 2.714286-for-1 stock split of the shares of our common stock, either issued and outstanding or held by the Company as treasury stock, effective as of such date (the “Stock Split”).

As a result of the Stock Split, every one share of issued and outstanding common stock was automatically split into 2.714286 issued and outstanding shares of common stock, without any change in the par value per share. No fractional shares were issued as a result of the Stock Split. Any fractional shares that would otherwise have resulted from the Stock Split were rounded up to the next whole number. The Stock Split increased the number of shares of common stock outstanding from 3,500,000 shares to 9,500,001 shares.

On September 23, 2022, we issued 635,000 performance based restricted shares of our common stock pursuant to restricted share awards granted to certain of our and GoldMining’s officers and directors. See “Executive and Director Compensation — Legacy Incentive Plan”.

Options to Purchase Securities

We do not expect to have any options to purchase our shares of common stock outstanding upon completion of this offering. However, after this offering is completed we expect to issue options to purchase an aggregate of 40,000 shares of common stock to certain of our non-employee directors, and may make additional issuances of options to purchase shares of common stock to directors, officers and other personnel. See “Executive and Director Compensation”.

Anti-Takeover Effects of Various Provisions of Nevada Law and Our Articles of Incorporation and Bylaws.

Provisions of the Nevada Corporation Law and our Articles of Incorporation and Bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, would be expected to discourage certain types of coercive takeover practices and takeover bids our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us will outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Blank Check Preferred Stock. Our Articles of Incorporation permit our board of directors to issue our preferred stock with voting, conversion and exchange rights that could negatively affect the voting power or other rights of our common stockholders, and the board of directors could take that action without stockholder approval. The issuance of our preferred stock could delay or prevent a change of control of the Company.

Board Vacancies to be Filled by Remaining Directors and Not Stockholders. Our Bylaws provide that any vacancies on the board of directors, including any newly created directorships, will be filled by the affirmative vote of the majority of the remaining directors then in office, even if such directors constitute less than a quorum, or by a sole remaining director.

Removal of Directors by Stockholders. Our Bylaws and the Nevada Corporation Law provide that directors may be removed by stockholders only by the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding capital stock entitled to vote at a meeting of the Stockholders. In order to remove a director by written consent, such consent must be signed by the holders of all outstanding shares entitled to vote for the election of directors.

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Stockholder Action. Our Bylaws preclude stockholders from calling special meetings. Our Bylaws require stockholder action by written consent for the election of directors or removal of a director, except where such written consent is signed by the holders of all outstanding shares entitled to vote for the election of directors.

Advance Notice of Director Nominations and Stockholder Proposals. Our Bylaws contain advance notice procedures for stockholders to make nominations of candidates for election as directors or to bring other business before the annual meeting of stockholders. As specified in our Bylaws, director nominations and the proposal of business to be considered by stockholders may be made only pursuant to a notice of meeting, at the direction of the board of directors or by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures that are provided in our Bylaws.

To be timely, a nomination of a director by a stockholder or notice for business to be brought before an annual meeting by a stockholder must be delivered to our secretary at our principal executive offices not less than 45 days nor more than 75 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of an annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, for notice by the stockholder to be timely, it must be delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of: (i) the 90th day prior to such annual meeting; or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made, whichever first occurs.

In the event a special meeting of stockholders is called for the purpose of electing one or more directors, any stockholder entitled to vote may nominate a person or persons as specified in our Bylaws, but only if the stockholder notice is delivered to our secretary at our principal executive offices not later than the close of business on the later of: (i) the 90th day prior to such special meeting; or (ii) the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by our board of directors to be elected at such meeting.

Amendments to our Articles of Incorporation and Bylaws. Under the Nevada Corporation Law, amendments to the Articles of Incorporation require a board resolution be submitted to the stockholders for approval, followed by stockholder approval. Our Bylaws may be altered, amended, or repealed in the sole and absolute discretion of our board of directors.

No Cumulative Voting. Our Articles of Incorporation prohibits cumulative voting in the election of directors.

Stock Exchange Listing

Prior to this offering, no public market has existed for our securities. We have applied to list our common stock and Warrants on the NYSE American under the symbol “USGO” and “USGOW”, respectively. Listing will be subject to fulfilling all of the listing requirements of the NYSE American.

Transfer Agent, Registrar and Warrant Agent

Upon the closing of this offering, the transfer agent and registrar for our shares of common stock and our warrant agent for the Warrants will be Continental Stock Transfer & Trust Company, a New York limited liability trust company, with offices at 1 State Street Plaza, New York, New York 10004.

SHARES ELIGIBLE FOR FUTURE SALE

Upon closing of this offering of         Units, assuming an initial public offering price of $        per Unit, we will have         outstanding shares of common stock (assuming no exercise of the Warrants included in the Units and no exercise of the underwriters’ over-allotment option to purchase an additional        shares of common stock and/or Warrants) and no preferred shares. All of the common stock issued in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Shares purchased by our affiliates would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement. Sales of substantial numbers of our securities in the public market could adversely affect prevailing market prices of our common stock. Upon closing of this offering, we will have        outstanding shares of our common stock subject to Rule 144 (assuming no exercise of the Warrants included in the Units and no exercise of the underwriters’ option to purchase additional shares of common stock and/or Warrants).

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Prior to this offering, there has been no public market for our securities, and while we have applied to list our common stock and warrants on the NYSE American, we cannot assure you that a regular trading market will develop in our common stock. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur could adversely affect market prices prevailing from time to time.

Rule 144

In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, an “affiliate” who has beneficially owned our shares for a period of at least six months is entitled to sell within any three-month period a number of shares that does not exceed the greater of either 1% of the then outstanding shares or the average weekly trading volume of our shares on the NYSE American during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale. Such sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior holder other than an affiliate, is entitled to sell such shares without restriction, provided we have been in compliance with our reporting requirements under the Exchange Act for 90 days preceding such sale. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees or directors who acquire our common stock from us in connection with a compensatory stock plan or other written agreement executed prior to the closing of this offering is eligible to resell such shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Canadian Resale Restrictions

Any sale of any of our common stock which constitutes a “control distribution” under Canadian securities laws (generally a sale by a person or a group of persons holding more than 20% of the voting rights attached to our outstanding voting securities) will be subject to restrictions under applicable Canadian securities laws in addition to those restrictions noted above, unless the sale is qualified under a prospectus filed with Canadian securities regulatory authorities or if prior notice of the sale is filed with the Canadian securities regulatory authorities at least seven days before any sale and there has been compliance with certain other requirements and restrictions regarding the manner of sale, payment of commissions, reporting and availability of current public information about us and compliance with applicable Canadian securities laws.

Lock-up Agreements

For a description of the lock-up arrangements that we and our stockholders have entered into in connection with this offering, see “Underwriting”.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common stock and Warrants purchased in this offering but is for general information purposes only and does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income and estate tax consequences different from those set forth below. There can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, and do not intend to obtain, an opinion of counsel or ruling from the IRS with respect to the U.S. federal income tax considerations relating to the purchase, ownership or disposition of our common stock or Warrants.

This summary does not address any alternative minimum tax considerations, any considerations regarding the tax on net investment income, or the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction, or under any non-income tax laws, including U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this summary does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies or other financial institutions;

●	tax-exempt organizations or governmental organizations;

●	regulated investment companies and real estate investment trusts;

●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

●	brokers or dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

●	tax-qualified retirement plans;

●	certain former citizens or long-term residents of the United States;

●	partnerships or entities or arrangements classified as partnerships for U.S. federal income tax purposes and other pass-through entities (and investors therein);

●	persons who hold our common stock or Warrants as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

●	persons who hold or receive our common stock or Warrants pursuant to the exercise of any employee stock option or otherwise as compensation;

●	persons who do not hold our common stock or Warrants as a capital asset within the meaning of Section 1221 of the Code; or

●	persons deemed to sell our common stock or Warrants under the constructive sale provisions of the Code.

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In addition, if a partnership (or entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock or Warrants, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock or Warrants, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your own tax advisors with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock and Warrants arising under the U.S. federal estate or gift tax laws or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

General Treatment of Units and Allocation of Purchase Price

For U.S. federal income tax purposes, the purchase of our common stock and associated Warrant in this offering by holders should be treated for U.S. federal income tax purposes as a “Unit” consisting of one share of our common stock and its associated Warrant. Each holder must allocate its purchase price of such Unit between each share of our common stock and its associated Warrant, as applicable based on their respective relative fair market values of each at the time of issuance. This allocation of the purchase price will establish the holder’s initial tax basis for U.S. federal income tax purposes for each share of our common stock and its associated Warrant.

Any disposition of a Unit should be treated for U.S. federal income tax purposes as a disposition of the share of common stock and one Warrant comprising the Unit, and the amount realized on the disposition should be allocated between the common stock and the Warrant based on their respective relative fair market values (as determined by each such Unit holder on all the relevant facts and circumstances) at the time of disposition. The separation of shares of common stock and Warrants comprising the Units should not be a taxable event for U.S. federal income tax purposes.

The foregoing treatment of the shares of common stock and Warrants and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the Units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each prospective investor is urged to consult its own tax advisors regarding the tax consequences of an investment in a Unit (including alternative characterizations of such Unit). The balance of this discussion assumes that the characterization of the Units described above is respected for U.S. federal income tax purposes.

Consequences to U.S. Holders

The following is a summary of the U.S. federal income tax consequences that will apply to a U.S. holder of our common stock or Warrants. For purposes of this discussion, you are a U.S. holder if, for U.S. federal income tax purposes, you are a beneficial owner of our common stock or Warrants, other than a partnership, that is:

●	an individual citizen or resident of the United States;

●	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a “United States person.”

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Distributions

As described in the section titled “Dividend Policy,” we have not declared or paid cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Sale, Exchange or Other Taxable Disposition of Common Stock.”

Dividend income may be taxed to an individual U.S. holder at rates applicable to long-term capital gains, provided that a minimum holding period and other limitations and requirements are satisfied. Any dividends that we pay to a U.S. holder that is a taxable corporation generally will qualify for a dividends received deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations equal to a portion of any dividends received, subject to generally applicable limitations on that deduction. U.S. holders should consult their own tax advisors regarding the holding period and other requirements that must be satisfied in order to qualify for the reduced tax rate on dividends or the dividends-received deduction.

Constructive Distributions

The terms of the Warrants may allow for changes in the exercise price of the Warrants under certain circumstances. A change in exercise price of a Warrant that allows holders to receive more shares of common stock on exercise may increase a holder’s proportionate interest in our earnings and profits or assets. In that case, such holder may be treated as though it received a taxable distribution in the form of our common stock. A taxable constructive stock distribution would generally result, for example, if the exercise price is adjusted to compensate holders for distributions of cash or property to our stockholders.

Not all changes in the exercise price that result in a holder’s receiving more common stock on exercise, however, would be considered as increasing a holder’s proportionate interest in our earnings and profits or assets. For instance, a change in exercise price could simply prevent the dilution of a holder’s interest upon a stock split or other change in capital structure. Changes of this type, if made pursuant to a bona fide reasonable adjustment formula, are not treated as constructive stock distributions for these purposes. Conversely, if an event occurs that dilutes a holder’s interest and the exercise price is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock distribution to our stockholders.

Any taxable constructive stock distributions resulting from a change to, or a failure to change, the exercise price of the Warrants that is treated as a distribution of common stock would be treated for U.S. federal income tax purposes in the same manner as distributions on our common stock paid in cash or other property, resulting in a taxable dividend to the recipient to the extent of our current or accumulated earnings and profits (with the recipient’s tax basis in its common stock or Warrants, as applicable, being increased by the amount of such dividend), and with any excess treated as a return of capital or as capital gain. U.S. holders should consult their own tax advisors regarding whether any taxable constructive stock dividend would be eligible for tax rates applicable to long-term capital gains or the dividends-received deduction described under “—Distributions,” as the requisite applicable holding period requirements might not be considered to be satisfied.

Sale, Exchange, or Other Taxable Disposition of Common Stock

A U.S. holder will generally recognize capital gain or loss on the sale, exchange, or other taxable disposition of our common stock. The amount of gain or loss will equal the difference between the amount realized on the sale and such U.S. holder’s tax basis in such common stock. The amount realized will include the amount of any cash and the fair market value of any other property received in exchange for such common stock. Gain or loss will be long-term capital gain or loss if the U.S. holder has held the common stock for more than one year. Long-term capital gains of non-corporate U.S. holders are generally taxed at preferential rates. The deductibility of capital losses is subject to certain limitations.

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Sale, Exchange, Redemption, Expiration, or Other Taxable Disposition of a Warrant

Upon a sale, exchange, redemption, expiration, or other taxable disposition of a Warrant, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized (if any) on the disposition and such U.S. holder’s tax basis in the Warrant. The amount realized will include the amount of any cash and the fair market value of any other property received in exchange for the Warrant. The U.S. holder’s tax basis in the Warrant generally will equal the amount the holder paid for the Warrant. Gain or loss will be long-term capital gain or loss if the U.S. holder has held the Warrant for more than one year. Long-term capital gains of non-corporate U.S. holders are generally taxed at preferential rates. The deductibility of capital losses is subject to certain limitations.

Exercise of a Warrant

Except as discussed below with respect to the cashless exercise of a Warrant, a U.S. holder generally will not recognize taxable gain or loss on the acquisition of common stock upon exercise of a Warrant for cash. The U.S. holder’s tax basis in the share of our common stock received upon exercise of the Warrant generally will be an amount equal to the sum of the U.S. holder’s initial investment in the Warrant (i.e., the portion of the U.S. holder’s purchase price for Units that is allocated to the Warrant, as described above under “— General Treatment of Units and Allocation of Purchase Price”) and the exercise price. It is unclear whether the U.S. holder’s holding period for the common stock received upon exercise of the Warrants will begin on the date following the date of exercise or on the date of exercise of the Warrants; in either case, the holding period will not include the period during which the U.S. holder held the Warrants.

The U.S. federal income tax consequences of a cashless exercise of a Warrant are not clear. A cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. holder’s basis in the common stock received would equal the holder’s basis in the Warrants exercised therefor. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. holder’s holding period in the common stock would be treated as commencing on the date following the date of exercise or on the date of exercise of the Warrant; in either case, the holding period would not include the period during which the U.S. holder held the Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the common stock would include the holding period of the Warrants exercised therefore.

It is possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder could be deemed to have surrendered Warrants equal to the number of shares of common stock having a value equal to the exercise price for the total number of Warrants to be exercised. The U.S. holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the common stock received in respect of the Warrants deemed surrendered and the U.S. holder’s tax basis in the Warrants deemed surrendered. In this case, a U.S. holder’s tax basis in the common stock received would equal the sum of the fair market value of the common stock received in respect of the Warrants deemed surrendered and the U.S. holder’s tax basis in the Warrants exercised. Alternatively, it is possible that a cashless exercise could be treated as a fully taxable exchange of the Warrants for the common stock in which case the U.S. holder would generally recognize taxable gain to the extent the fair market value of the common stock exceeds the U.S. holder’s basis in its Warrants exchanged therefor. It is unclear whether a U.S. holder’s holding period for the common stock would commence on the date following the date of exercise or on the date of exercise of the Warrant; in either case, the holding period would not include the period during which the U.S. holder held the Warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. holder’s holding period would commence with respect to the common stock received, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise of a Warrant.

Consequences to Non-U.S. Holders

The following is a summary of the U.S. federal income tax consequences that will apply to a non-U.S. holder of our common stock or Warrants. A “non-U.S. holder” is a beneficial owner of our common stock or Warrants (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that, for U.S. federal income tax purposes, is not a U.S. holder.

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Distributions

Distributions will be treated as described above under “Consequences to U.S. Holders—Distributions.” Subject to the discussion below regarding effectively connected income, any dividend, including any taxable constructive stock dividend resulting from certain adjustments, or failure to make adjustments, to the exercise price of a Warrant (as described above under “Consequences to U.S. Holders—Constructive Distributions”), paid to a non-U.S. holder generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable IRS Form W-8 properly certifying qualification for the reduced rate. These forms must be updated periodically. A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If a non-U.S. holder holds our common stock or Warrants through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then may be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by a non-U.S. holder that are effectively connected with its conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States) are generally exempt from such withholding tax if the non-U.S. holder satisfies certain certification and disclosure requirements. In order to obtain this exemption, the non-U.S. holder must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated U.S. federal income tax rates applicable to U.S. holders, net of certain deductions and credits. In addition, dividends received by a corporate non-U.S. holder that are effectively connected with its conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their own tax advisors regarding any applicable tax treaties that may provide for different rules.

Constructive Distributions

Constructive distributions will be treated as described above under “Consequences to U.S. Holders—Constructive Distributions.”

Gain on Sale, Exchange, or Other Taxable Disposition of Common Stock or Warrants

Subject to the discussion below regarding backup withholding and foreign accounts, a non-U.S. holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale, exchange, or other taxable disposition of our common stock or a Warrant unless:

●	the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States);

●	the non-U.S. holder is a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

●	shares of our common stock or our Warrants, as applicable, constitute U.S. real property interests by reason of our status as a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the non-U.S. holder’s disposition of, or the non-U.S. holder’s holding period for, our common stock or Warrants, as applicable.

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We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, if our common stock becomes regularly traded on an established securities market (as defined by applicable Treasury regulations), such common stock will be treated as U.S. real property interests only if the non-U.S. holder actually or constructively held more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding the non-U.S. holder’s disposition of, or the non-U.S. holder’s holding period for, our common stock. In addition, provided that our common stock is regularly traded on an established securities market (as defined by applicable Treasury regulations), a Warrant will not be treated as a U.S. real property interest with respect to a non-U.S. holder if such holder did not own, actually or constructively, Warrants whose total fair market value on the date they were acquired (and on the date or dates any additional Warrants were acquired) exceeded the fair market value on that date (and on the date or dates any additional Warrants were acquired) of five percent of all our common stock.

If the non-U.S. holder is described in the first bullet above, it will be required to pay tax on the net gain derived from the sale, exchange, or other taxable disposition under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet above will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, exchange, or other taxable disposition, which gain may be offset by U.S. source capital losses for the year (provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses). Non-U.S. holders should consult their own tax advisors regarding any applicable income tax or other treaties that may provide for different rules.

Exercise of a Warrant

A non-U.S. holder generally will not be subject to U.S. federal income tax on the exercise of Warrants into shares of our common stock. However, if a cashless exercise of the Warrants results in a taxable exchange, as described in “Consequences to U.S. Holders — Exercise of a Warrant,” the rules described above under “—Gain on Sale, Exchange, or Other Taxable Disposition of Common Stock or Warrants” would apply. Non-U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Federal Estate Tax

Common stock or Warrants beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes. Such securities, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence if you reside outside of the United States.

Payments of dividends on or of proceeds from the disposition of our common stock or Warrants made to you may be subject to information reporting and backup withholding. Backup withholding may apply at a current rate of 24% unless you (i) provide the payor with a correct taxpayer identification number and comply with applicable certification requirements, or (ii) establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E or other applicable IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person that is not an exempt recipient.

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Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (“FATCA”) generally imposes withholding tax at a rate of 30% on dividends on our common stock or Warrants paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on our common stock or Warrants paid to a “non-financial foreign entity” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends paid by us. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our common stock or Warrants.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. consequences of purchasing, owning and disposing of our common stock or Warrants, including the consequences of any proposed changes in applicable laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the Income Tax Regulations or, collectively, the “Tax Act”, generally applicable to a purchaser who acquires as beneficial owner our common stock and Warrants pursuant to this offering and who, at all relevant times, for purposes of the Tax Act: (i) is, or is deemed to be, resident in Canada; (ii) deals at arm’s length with the Company and the underwriters; (iii) is not affiliated with the Company or the underwriters; (iv) is not in a relationship with us such that we would be considered a “foreign affiliate” of such purchaser; and (v) holds our common stock, Warrants and shares of our common stock issuable on valid exercise of the Warrants (“Warrant Shares” and, collectively, the “Securities”) as capital property (in this section, a “Holder”). Generally, the Securities will be capital property to a Holder provided the Holder does not acquire or hold them in the course of carrying on a business or as part of an adventure or concern in the nature of trade. The Securities will not be “Canadian securities” for the purpose of the irrevocable election under subsection 39(4) of the Tax Act. Consequently, a Holder will not be entitled to make or rely on such an election to have our common stock deemed to be capital property. Holders who do not hold our common stock as capital property should consult their own tax advisors regarding their particular circumstances.

This summary is not applicable to: (i) a Holder an interest in which is a “tax shelter investment”; (ii) a Holder that is a “financial institution” for purposes of certain rules referred to as the mark-to-market rule; (iii) a Holder that is a “specified financial institution”; (iv) a Holder that is a partnership or exempt from tax under Part I of the Tax Act; (v) a Holder that reports its “Canadian tax results” in a currency other than Canadian currency; (vi) a Holder that receives dividends on our common stock under or as part of a “dividend rental arrangement”; or (vii) a Holder that has entered or will enter into, in respect of our common stock, a “synthetic disposition arrangement” or a “derivative forward agreement”, each as defined in the Tax Act. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation that is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of Securities controlled by a non-resident person or group of non-resident persons for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

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This summary is based on the current provisions of the Tax Act, and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, (the “Proposed Amendments”), and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary assumes that we are, and at all relevant times will be, a non-resident of Canada for the purposes of the Tax Act. If we are (or become) a resident of Canada for the purposes of the Tax Act, the Canadian federal income tax consequences to a Holder may be materially different from those described in this summary.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any prospective purchaser or holder of the Securities. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of Securities should consult their own tax advisors having regard to their own particular circumstances.

In addition, see “Risks Related to Our Securities and this Offering - Our common stock may not be listed on a “designated stock exchange” for purposes of the Canadian Tax Act and our common stock may be subject to Canadian taxation on disposition”. Non-Canadian Holders whose shares may constitute “taxable Canadian property” should consult their own tax advisors.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Securities must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian / U.S. dollar exchange rate.

Shares

Dividends

A Holder will be required to include in computing its income for a taxation year the amount of any dividends received on our common stock. In the case of a Holder that is an individual, such dividends will not be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations. A Holder that is a corporation will not be entitled to deduct the amount of such dividends in computing its taxable income. The full amount of the dividends, including amounts deducted for U.S. withholding tax, if any, in respect of the dividends must be included in income. To the extent U.S. withholding tax is paid in respect of dividends paid on our common stock, the amount of such tax generally will be eligible for foreign tax credit or deduction treatment subject to the detailed rules and limitations under the Tax Act.

Holders are advised to consult their own tax advisors with respect to the availability of a credit or deduction to them having regard to their particular circumstances.

Dispositions

Generally, on a disposition or deemed disposition of a share of our common stock (including Warrant Shares)a Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Holder of the share immediately before the disposition or deemed disposition.

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The adjusted cost base to the Holder of a share of our common stock (including Warrant Shares) acquired pursuant to this offering will be determined by averaging the cost of such share with the adjusted cost base immediately before the time of acquisition of all other shares of our common stock owned by the Holder as capital property immediately before that time, if any.

Taxation of Capital Gains and Capital Losses

Generally, a Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain, or a “taxable capital gain”, realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Holder is required to deduct one-half of the amount of any capital loss, or an “allowable capital loss”, realized in a taxation year from taxable capital gains realized by the Holder in the year, and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years. Capital gains realized by a Holder that is an individual or trust, other than certain specified trusts, may give rise to a liability for alternative minimum tax under the Tax Act.

To the extent U.S. tax is paid in respect of capital gains realized on the disposition or deemed disposition of a share of our common stock (including Warrant Shares), the amount of such tax generally will be eligible for foreign tax credit treatment subject to the detailed rules and limitations under the Tax Act. Holders are advised to consult their own tax advisors with respect to the availability of a credit to them having regard to their particular circumstances.

Warrants

Exercise of Warrants

The exercise of a Warrant to acquire a Warrant Share will be deemed not to constitute a disposition of property for purposes of the Tax Act. As a result, no gain or loss will be realized by a Holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be equal to the aggregate of the Holder’s adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging the cost of the Warrant Share with the adjusted cost base to the Holder of all Shares (if any) owned by the Holder as capital property immediately prior to such acquisition.

Other Disposition of Warrants

A disposition or deemed disposition of a Warrant by a Holder (other than on the exercise of a Warrant into Warrant Shares), generally should result in the Holder realizing a capital gain (or, subject to certain rules in the Tax Act, a capital loss) equal to the amount by which the proceeds of disposition, net of any amount otherwise required to be included in the Holder’s income as interest, exceed (or are less than) the aggregate of the adjusted cost base to the Holder thereof and any reasonable costs of disposition. Such capital gain (or capital loss) should be subject to the tax treatment described below above “- Shares – Taxation of Capital Gains and Capital Losses”.

Additional Refundable Tax

A Holder that is, throughout its taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include dividends received or deemed to be received in respect of shares of our Common Stock (including Warrant Shares), but not dividends or deemed dividends that are deductible in computing the dividend recipient’s taxable income. Proposed Amendments released on August 9, 2022 are intended to extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” as defined in such Proposed Amendments. Holders are advised to consult their own tax advisors.

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Foreign Property Information Reporting

In general, a Holder that is a “specified Canadian entity” for a taxation year or fiscal period and whose total cost amount of “specified foreign property” (as such terms are defined in the Tax Act) at any time in the taxation year or fiscal period exceeds C$100,000 will be required to file an information return for the taxation year or fiscal period disclosing certain prescribed information. Subject to certain exceptions, a taxpayer resident in Canada will generally be a specified Canadian entity.

The Securities will come within the definition of “specified foreign property” for the purposes of the Tax Act. Penalties will apply where a Holder fails to file the required information return in respect of such Holder’s “specified foreign property” on a timely basis in accordance with the Tax Act.

The reporting rules in the Tax Act are complex and this summary does not purport to explain all circumstances in which reporting may be required.

Holders should consult their own tax advisors regarding whether they must comply with these reporting requirements.

UNDERWRITING

We have entered into an underwriting agreement, dated     , 2022, with H.C. Wainwright & Co., LLC (“Wainwright”) and         (together with Wainwright, the “representatives”) as the representatives of the underwriters named below and the book-running managers of this offering. Subject to the terms and conditions of the underwriting agreement, the underwriters have agreed to purchase the number of our securities set forth opposite their names below.

Underwriter	Common Stock
H.C. Wainwright & Co., LLC

Total

We have been advised by the underwriters that they propose to offer the units directly to the public at the initial public offering prices set forth on the cover page of this prospectus. Any units sold by the underwriters to securities dealers will be sold at the initial public offering price less a selling concession not in excess of $ per unit.

The offering is being made concurrently in the United States and in each of the provinces and territories of Canada, other than Quebec. Our units will be offered in the United States through those underwriters who are registered to offer the units for sale in the United States and such other registered dealers as may be designated by the underwriters. The units will be offered in each of the provinces and territories of Canada, other than Quebec, through and such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters, or such other registered dealers or other entities outside the United States and Canada that are affiliates of the underwriters as may be designated by the underwriters, may offer the units outside of the United States and Canada. and are not registered as investment dealers in any Canadian jurisdiction and, accordingly, will only sell units outside of Canada. Neither nor are registered as a brokerage firm in the United States and, accordingly, other than sales through their United States registered affiliates, will only sell units outside of the United States.

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The underwriting agreement provides that the underwriters’ obligation to purchase the securities in this offering is subject to conditions contained in the underwriting agreement. Under the terms of the underwriting agreement, the underwriters may, at their discretion, terminate the underwriting agreement upon the occurrence of certain events. The underwriters, however, are obligated to take and pay for all of the units being offered, if any are taken, other than those shares of common stock and/or warrants covered by the over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. A copy of the underwriting agreement has been filed as an exhibit to the registration statement of which this prospectus is part. The underwriters have advised us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Our units are offered by the underwriters subject to a number of conditions, including:

●	receipt and acceptance of such securities by the underwriters; and

●	the underwriters’ right to reject orders in whole or in part.

In Canada, the securities are to be taken up by the underwriters, if at all, on or before a date not later than 42 days after the date of this prospectus.

No action has been taken by us or the underwriters that would permit a public offering of the securities included in this offering in any jurisdiction where action for that purpose is required. None of our securities included in this offering may be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any of the securities offered hereby be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of securities and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy the shares in any jurisdiction where that would not be permitted or legal.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

We have been advised by the representatives that the underwriters do not intend to make a market in our securities.

Underwriting Discount and Expenses

The following table summarizes the underwriting discount and commission to be paid to the underwriters by us.

	Per unit (1)	Total Without Option Exercise	Total With Full Option exercise
Initial public offering price	$	$	$
Underwriting discounts and commissions to the underwriters by us(1)	$	$	$
Proceeds to us (before expenses)(2)(3)	$	$	$

(1) The initial public offering price and underwriting discount corresponds to (i) a public offering price per share of common stock of $ and (ii) a public offering price per Warrant of $       .

(2) Underwriting discounts and commissions with respect to the sale of the units will be 7.0%. However, a reduced underwriting discount of 2.0% will be payable on the gross proceeds sold to certain purchasers.

(3) Does not include proceeds from the exercise of Warrants.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $       and is payable by us. Subject to compliance with FINRA Rule 5110(g), we have agreed to reimburse the representatives for their out-of-pocket expenses, including legal fees, up to $350,000, and for its clearing expenses in the amount of $15,950 in connection with this offering.

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Over-Allotment Option

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to         additional shares of common stock and/or Warrants. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. Any common stock and/or Warrants so purchased shall be sold at the initial public offering price per unit, less the underwriting discounts and commissions, set forth on the cover page of this prospectus. If any additional common stock and/or Warrants are purchased pursuant to this option, the underwriters will offer these additional shares of common stock and/or Warrants on the same terms as those on which the other shares of common stock and Warrants are being offered hereby.

Lock-up Agreements

Our officers, directors and principal stockholders have agreed with the representatives to be subject to a lock-up period of 180 days following the closing date of this offering. This means that, during the applicable lock-up period, such persons may not offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any common stock or any securities convertible into, or exercisable or exchangeable for, common stock, subject to certain customary exceptions. We have also agreed, in the underwriting agreement, to similar lock-up restrictions on the issuance and sale of our securities for days         following the closing of this offering, subject to certain customary exceptions, without the consent of the representatives. The representatives may, in their sole discretion and without notice, waive the terms of any of these lock-up agreements.

Determination of Offering Price

Prior to this offering, there was no public market for our common stock or Warrants. The initial public offering price of the securities offered by this prospectus was determined by negotiation between us and the underwriters. Among the factors considered in determining the initial public offering price of the units were:

●	the information set forth in this prospectus and otherwise available to the underwriters;

●	our history and our prospects;

●	the industry in which we operate;

●	our past and present operating results;

●	the previous experience of our executive officers;

●	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

●	the general condition of the securities markets at the time of this offering.

The initial public offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the units. The initial public offering price is determined by market conditions and other factors, and we cannot assure you that the units can be resold at or above the initial public offering price.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

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Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in connection with our common stock.

●	Overallotment transactions involve sales by the underwriter of common stock in excess of the number of shares of common stock the underwriter is obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares of common stock that it may purchase in the option to purchase additional common stock. In a naked short position, the number of shares of common stock involved is greater than the number of shares of common stock in the option to purchase additional common stock. The underwriter may close out any short position by exercising its option to purchase additional common stock and/or purchasing common stock in the open market.

●	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum.

●	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Such a naked short position would be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NYSE American, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

In accordance with rules and policy statements of certain Canadian securities regulatory authorities and the Universal Market Integrity Rules for Canadian Marketplaces, or the “UMIR”, the underwriters may not, at any time during the period of distribution, bid for or purchase common stock. The foregoing restriction is, however, subject to exceptions as permitted by such rules and policy statements and UMIR. These exceptions include a bid or purchase permitted under such rules and policy statements and UMIR, relating to market stabilization and market balancing activities and a bid or purchase on behalf of a customer where the order was not solicited.

In connection with this offering, the underwriters also may engage in passive market making transactions in our common stock in accordance with Regulation M during a period before the commencement of offers or sales of common stock in this offering and extending through the completion of the distribution. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specific purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

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Indemnification

We have agreed to indemnify the underwriters and selected dealers against certain liabilities, including certain liabilities arising under the Securities Act, or to contribute to payments that the underwriters or selected dealers may be required to make for these liabilities.

Other Relationships

The representatives and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The representatives may in the future receive customary fees and commissions for these transactions.

NYSE American Listing

Prior to this offering, no public market has existed for our common stock or warrants. We have applied to list our common stock and Warrants on the NYSE American under the symbol “USGO” and “USGOW”, respectively. Listing will be subject to fulfilling all of the listing requirements of the NYSE American.

Notice to Investors

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

●	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

●	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

●	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act, any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each Member State of the European Economic Area , no offer of any securities which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the relevant competent authority in that Member State in accordance with the Prospectus Directive, except that an offer of such securities may be made to the public in that Member State:

●	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

98

●	to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in the Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or “SIX”, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the “CISA”. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors (as defined in the Prospectus Directive) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the “Order”, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated or caused to be communicated. Each such person is referred to herein as a “Relevant Person”.

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the “FSMA”), may only be communicated or caused to be communicated in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply. All applicable provisions of the FSMA must be complied with in respect of anything done by any person in relation to the securities in, from or otherwise involving the United Kingdom.

99

LEGAL MATTERS

The validity of the securities being offered by this prospectus will be passed upon for us by Ballard Spahr LLP. Additional legal matters will be passed upon for us by Haynes and Boone, LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Ellenoff Grossman & Schole LLP.

EXPERTS

The financial statements of U.S. GoldMining Inc. as of November 30, 2021 and 2020 appearing in this prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere in this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The technical and scientific information contained herein relating to the Whistler Project was derived from the S-K 1300 Report prepared by, and has been incorporated by reference upon the authority of, Sue Bird, P.Eng. of Moose Mountain Technical Services. Sue Bird, P.Eng. is a qualified person with respect to the matters covered by such report and in giving such reports. As of the date of this prospectus, such persons do not own any of our outstanding common stock.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including amendments and relevant exhibits and schedules, under the Securities Act covering the securities to be sold in this offering. This prospectus, which constitutes a part of the registration statement, summarizes material provisions of contracts and other documents that we refer to in the prospectus. Since this prospectus does not contain all of the information contained in the registration statement, you should read the registration statement and its exhibits and schedules for further information with respect to us and the securities. Our SEC filings, including the registration statement, are also available to you on the SEC’s Web site at http://www.sec.gov.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. We maintain a website at www.us.goldmining.com at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

We will also be subject to the informational requirements of the securities commissions in all provinces and territories of Canada, except Quebec, subject to available exemptions. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we intend to file with the applicable Canadian provincial and territorial securities commissions. These filings are also electronically available from SEDAR (http://www.sedar.com), the Canadian equivalent of the SEC’s Electronic Document Gathering and Retrieval System, or “EDGAR”. Documents filed on SEDAR are not, and should not be considered, part of this prospectus.

100

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. GOLDMINING INC.

(formerly, BRI Alaska Corp.)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

NOVEMBER 30, 2021 AND 2020

(Expressed in United States Dollars unless otherwise stated)

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of

U.S. GoldMining Inc. (formerly, BRI Alaska Corp.)

Opinion on the Financial Statements

We have audited the accompanying balance sheets of U.S. GoldMining Inc. (formerly, BRI Alaska Corp.) (the “Company”) as of November 30, 2021 and 2020, the related accompanying statements of operations, changes in stockholder’s equity and cash flows for each of the two years in the period ended November 30, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended November 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2022.

Houston, TX

November 3, 2022

F-2

U.S. GOLDMINING INC.

(formerly, BRI Alaska Corp.)

BALANCE SHEETS

		November 30,
	Note	2021	2020
ASSETS
Current assets:
Cash	3	$5,630	$4,445
Prepaid expenses and deposits	6	17,037	7,050
Total current assets		22,667	11,495
Exploration and evaluation assets	5	417,123	733,337
Total assets		$439,790	$744,832

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	3	$3,025	$—
Due to BRI Alaska Holdings	13	494,481	494,481
Total current liabilities		497,506	494,481
Asset retirement obligations	8	206,616	189,000
Total liabilities		$704,122	$683,481

Commitments and Contingencies (Note 11)

Stockholder’s equity (deficit):
Common stock - $0.001 par value, 300,000,000 shares authorized, 9,500,001 shares issued and outstanding as of November 30, 2021 and November 30, 2020 [1]	9	9,500	9,500
Additional paid-in capital		3,108,874	2,737,246
Accumulated deficit		(3,382,706)	(2,685,395)
Total stockholder’s equity (deficit)		(264,332)	61,351
Total liabilities and stockholder’s equity (deficit)		$439,790	$744,832

The accompanying notes are an integral part of these financial statements.

1The shares and associated amounts have been retroactively restated to reflect a 2.714286-for-1 stock split of each issued and outstanding share of common stock, an increase in its authorized shares of common stock from 10,000,000 to 300,000,000, as well as an increase in par value to $0.001, occurring in September 2022 (see Note 14).

F-3

U.S. GOLDMINING INC.

(formerly, BRI Alaska Corp.)

STATEMENTS OF OPERATIONS

		Year Ended November 30,
	Note	2021	2020

Operating Expenses:
Exploration expenses	7	$565,813	$357,628
General & administrative expenses	3	113,882	128,785
Depreciation and accretion	4,8	17,616	108,597
Total operating expenses		697,311	595,010
Loss from operations		(697,311)	(595,010)
Loss before income taxes		(697,311)	(595,010)
Income tax expense	12	—	—
Net loss		$(697,311)	$(595,010)

Basic and diluted net loss per common share	10	$(0.07)	$(0.06)

Weighted average number of shares outstanding, basic and diluted [1]		9,500,001	9,500,001

The accompanying notes are an integral part of these financial statements.

1The shares and associated amounts have been retroactively restated to reflect a 2.714286-for-1 stock split of each issued and outstanding share of common stock, an increase in its authorized shares of common stock from 10,000,000 to 300,000,000, as well as an increase in par value to $0.001, occurring in September 2022 (see Note 14).

F-4

U.S. GOLDMINING INC.

(formerly, BRI Alaska Corp.)

STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY (DEFICIT)

	Common Stock
	Shares [1]	Amount [1]	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder’s Equity (Deficit)
Balance at December 1, 2019	9,500,001	$9,500	$2,249,404	$(2,090,385)	$168,519
Capital contributions by Parent	—	—	428,217	—	428,217
Share-based compensation	—	—	59,625	—	59,625
Net loss	—	—	—	(595,010)	(595,010)
Balance at November 30, 2020	9,500,001	9,500	2,737,246	(2,685,395)	61,351
Capital contributions by Parent	—	—	321,088	—	321,088
Share-based compensation	—	—	50,540	—	50,540
Net loss	—	—	—	(697,311)	(697,311)
Balance at November 30, 2021	9,500,001	$9,500	$3,108,874	$(3,382,706)	$(264,332)

The accompanying notes are an integral part of these financial statements.

1The shares and associated amounts have been retroactively restated to reflect a 2.714286-for-1 stock split of each issued and outstanding share of common stock, an increase in its authorized shares of common stock from 10,000,000 to 300,000,000, as well as an increase in par value to $0.001, occurring in September 2022 (see Note 14).

F-5

U.S. GOLDMINING INC.

(formerly, BRI Alaska Corp.)

STATEMENTS OF CASH FLOWS

		Year Ended November 30,
	Note	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss		$(697,311)	$(595,010)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and accretion	4,8	17,616	108,597
Share-based compensation	13	50,540	59,625
Change in operating assets and liabilities:
Prepaid expenses and deposits	6	(9,987)	(1,167)
Other receivables		—	60
Accounts payable and accrued liabilities		3,025	—
Net cash used in operating activities		(636,117)	(427,895)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of royalty interest to GoldMining	3	316,214	—
Net cash provided by investing activities		316,214	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contribution from GoldMining	13	321,088	428,217
Net cash provided by financing activities		321,088	428,217

Cash:
Net change during the year		1,185	322
Balance, beginning of year		4,445	4,123
Balance, end of year		$5,630	$4,445

Supplemental cash flow information:
Cash paid for interest		$—	$—
Cash paid for income taxes		$—	$—

Non-cash financing activities:
Allocation of share-based compensation expense from GoldMining		$50,540	$59,625

The accompanying notes are an integral part of these financial statements.

F-6

U.S. GOLDMINING INC.

(formerly, BRI Alaska Corp.)

NOTES TO FINANCIAL STATEMENTS

1. Business and Going Concern

U.S. GoldMining Inc. (formerly, BRI Alaska Corp.) (the “Company”) was incorporated under the laws of the State of Alaska on June 30, 2015. As of November 30, 2021, the Company was a direct wholly-owned subsidiary of BRI Alaska Holdings Inc., a company organized under the laws of British Columbia (“BRI Alaska Holdings” or “Parent”), which was at such time a wholly owned subsidiary of GoldMining Inc., a company organized under the laws of Canada (“GoldMining” or “Ultimate Parent”) and listed on the Toronto Stock Exchange and NYSE American. GoldMining is a precious metals exploration and development company that was incorporated in 2009. Subsequent to the year ended November 30, 2021, the Company became a direct majority owned subsidiary of GoldMining in September 2022 (Note 14).

We are a mineral exploration company with a focus on the exploration and development of a project located in Alaska, USA. The registered office of our Company is 101 E. 9th Ave., Suite 12-B, Anchorage, AK 99501. The principal executive office address of our Company is Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada.

Our primary asset and sole exploration project is our 100%-owned Whistler exploration property (the “Whistler Project” or “Project”) located in Alaska, USA. Access to the project area is by fixed wing aircraft to a gravel airstrip located adjacent to the Whistler Project exploration camp. During the years presented in these financial statements, exploration expenditures being incurred on the property were primarily related to maintenance and expenses incurred for the West Susitna road access study. We have not yet determined whether the Whistler Project contains mineral reserves where extraction is both technically feasible and commercially viable and have not determined whether the Project will be open-pit or underground.

These financial statements are for the years ended November 30, 2021 and 2020, during which we were wholly-owned by BRI Alaska Holdings.

Going Concern

These financial statements have been prepared on a going concern basis, which assumes that we will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

We have incurred operating losses to date and do not generate cash from operations to support our activities, and are subject to risks and challenges impacting our operations including, but not limited to, the technical feasibility and commercial viability of the Whistler Project, the ability to secure adequate financing to meet expenditure requirements including maintenance costs on the Whistler Project and to successfully satisfy our commitments and continue as a going concern. To fund our activities, we currently have a committed source of financing by way of an inter-company agreement with GoldMining, which is our ultimate parent company, to November 22, 2023, or until such time as we complete an initial public offering or similar transaction.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on our financial position and/or results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that result from the outcome of this uncertainty.

F-7

U.S. GOLDMINING INC.

(formerly, BRI Alaska Corp.)

NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the accounting principles generally accepted in the United States (“U.S. GAAP”) and rules and regulations of the Securities and Exchange Commission (“SEC”). Our financial statements are presented in United States dollars (“$” or “dollars”) and the functional currency of the Company is the United States dollar.

The balance sheets as of November 30, 2021 and 2020 and statements of operations, stockholder’s equity (deficit) and cash flows for the years ended November 30, 2021 and 2020 have been prepared on a “carve-out” basis to include allocations of certain assets, liabilities and expenses related to services and support functions from GoldMining, which were allocated on a pro-rata basis considered by GoldMining to be a reasonable reflection of the utilization of services provided to GoldMining’s subsidiaries for the years presented. These expenses, assets, and liabilities have been allocated to the Company on the basis of direct usage when identifiable, with others allocated based on relevant data criteria as follows:

●	General and administrative expenses- allocated all direct expenses and corporate expenses were allocated based on an estimate of time incurred to reflect the utilization of those services by the Company including:

○	Office space, equipment and administrative services
○	Employment related expenses, including share-based compensation which was calculated using the BlackScholes model.

●	Accounts payable and accrued expenses, prepaid expenses and deposits and due to BRI Alaska Holdings- allocated all amounts directly related to the Company.

Management believes the assumptions and allocations underlying the financial statements are reasonable and appropriate under the circumstances. Therefore, these financial statements are not necessarily indicative of the results that would be attained if we had operated as a separate legal entity during the years presented and are not necessarily indicative of future operating results.

Management’s Use of Estimates

The preparation of these financial statements in conformity with U.S. GAAP requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the year. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. Significant estimates made by management include, but are not limited, valuation of exploration rights, asset retirement obligations, impairment of long-lived assets, the valuation of deferred tax assets and liabilities and the allocation of the carve-out of expenses from GoldMining

Net Income (Loss) Per Share

Basic net income (loss) per share includes no potential dilution and is computed by dividing the net (loss) income attributable to common stockholders by the weighted average number of common shares outstanding for each year.

The basic and diluted net income (loss) per share are the same as there are no instruments outstanding that have a dilutive effect on earnings.

Segment Information

We have determined that we operate and report in one segment, which focuses on the exploration and development of mineral properties. Our operating segment is reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”) who is identified as our Chief Executive Officer.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and highly liquid investments with a remaining maturity of three months or less when purchased and are carried at cost. The Company’s cash held in Canada and the United States with large, reputable financial institutions and considers risk of unexpected loss to be unlikely. The Federal Deposit Insurance Corporation is an independent agency of the United States government which insures deposits in deposit accounts. The standard insurance amount is $250,000 per depositor, per insured bank, for each ownership category. The Canada Deposit Insurance Corporation is a Canadian federal Crown Corporation which insures deposits accounts up to C$100,000 ($78,253) per depositor, per insured bank, for each ownership category. The Company’s cash balances were $5,630 and $4,445 , respectively, as at November 30, 2021 and 2020 and were completely insured by United States and Canadian government agencies.

As of, and for the years ended November 30, 2021 and 2020, we do not have any cash equivalents.

F-8

U.S. GOLDMINING INC.

(formerly, BRI Alaska Corp.)

NOTES TO FINANCIAL STATEMENTS

Equipment

Equipment is stated at cost, less accumulated depreciation. Equipment is recorded at cost and are depreciated using the straight-line method over the following estimated useful lives:

Camp Structures	5 years
Exploration equipment	5 years
Vehicles	5 years

Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the statements of operations as incurred.

Mineral exploration rights and costs

All direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. There is no certainty that costs incurred to acquire exploration rights will result in discoveries of commercial quantities of minerals.

Impairment of Long-Lived Assets

The Company’s long-lived assets consist of exploration and evaluation assets and equipment. Management continually evaluates whether events or changes in circumstances might indicate that the remaining estimated useful life of long-lived assets may warrant revision, or that the remaining balance may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, recoverability of long-lived assets is measured by comparing the carrying amount of an asset (asset group) to the estimated undiscounted future cash flows expected to be generated by the asset (asset group). If the carrying amount of an asset (asset group) exceeds its estimated undiscounted future cash flows, an impairment charged is recognized by the amount by which the carrying amount of the asset exceeds its fair value. Determination of the fair value would be based on generally accepted valuation methodologies, as deemed appropriate. If the carrying amount is greater than the undiscounted cash flows, the carrying amount of the asset is adjusted to the asset’s fair value, and an impairment loss is recognized immediately as an operating expense in the statement of operations. The adjusted carrying amount of the long-lived asset shall be its new cost basis. For a depreciable long-lived asset, the new cost basis shall be depreciated (amortized) over the remaining useful life of that asset. Reversal of previously recorded impairment losses are prohibited.

Exploration and evaluation assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly. An impairment loss is recognized in the statement of operations.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash flows. The Company determined that there are not multiple independent cash flows, so the Company’s assets are assessed for impairment as a whole.

F-9

U.S. GOLDMINING INC.

(formerly, BRI Alaska Corp.)

NOTES TO FINANCIAL STATEMENTS

Mineral properties are subject to impairment tests, with one property representing an asset, or asset group. The Company currently has one mineral property, which is associated with the Whistler Project. An impairment review is undertaken when indicators of impairment arise. The Company considers the following to be examples of such indicators that would trigger an impairment review:

●	The right to explore the area has expired or will expire in the near future with no expectation of renewal;
●	Substantive expenditure on further exploration for and evaluation of mineral resources in the area is neither planned nor budgeted;
●	No commercially viable deposits have been discovered, and the decision had been made to discontinue exploration in the area; and
●	Sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

During the years ended November 30, 2021 and 2020, management believed that no revision to the remaining useful lives or impairment of our long-lived assets was required.

Mineral Exploration, Evaluation and Development Expenditures

All direct costs related to the acquisition of exploration rights are capitalized on a property-by-property basis. All other exploration and evaluation expenditures are charged to operations until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration and evaluation costs and the costs incurred to develop a property are capitalized into mineral properties. On the commencement of production, depletion of each mineral property will be provided on a units-of-production basis using estimated reserves as the depletion base.

Asset Retirement Obligations

At the end of each period, asset retirement obligations (“ARO”) represents the present value of estimated future costs for the rehabilitation of our mineral properties. These estimates include assumptions as to the future activities, cost of services, timing of the rehabilitation work to be performed, inflation rates, exchange rates and interest rates. The actual cost to rehabilitate a mineral property may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the rehabilitation of a mineral property. Management periodically reviews the rehabilitation requirements and adjusts the liability as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

Income Taxes

Income tax expense represents the sum of tax currently payable and deferred tax. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted at the end of each reporting period. Deferred income tax is provided using the liability method on temporary differences, at the end of each reporting period, between the income tax bases of assets and liabilities and financial reporting basis.

Deferred income tax assets are reviewed at the end of each reporting period and reduced to the extent that it is not more likely than not that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be realized. The valuation allowance against deferred tax assets reassessed at the end of each reporting period and is recognized to the extent that it is more likely than not that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted at the end of each reporting period. Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the statements of comprehensive loss.

F-10

U.S. GOLDMINING INC.

(formerly, BRI Alaska Corp.)

NOTES TO FINANCIAL STATEMENTS

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Fair Value of Financial Instruments

The Company adopted FASB ASC Topic 820, Fair Value Measurements (“ASC Topic 820”). ASC Topic 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

● Level 1 Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

● Level 2 Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

● Level 3 Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

Due to the short-term nature of all financial assets and liabilities, their carrying value approximates their fair value as of the balance sheet dates.

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 209-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. The new standard is effective for the fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Management is currently evaluating the impact of this guidance on our financial statements.

3. Royalty Purchase Agreement

On November 27, 2020, GoldMining, the ultimate parent company of the Company, agreed to cause us to issue a 1.0% net smelter return (“NSR”) royalty on our Whistler Project to Gold Royalty Corp. (“GRC”). Additionally, the Company has assigned certain buyback rights relating to an existing third party royalty on the Project such that GRC has right to acquire a 0.75% NSR (including an area of interest) on the Project for $5,000,000 pursuant to such buyback rights.

Due to this transaction and our agreements with GoldMining, GoldMining received shares of GRC with a fair value of $2,570,700, and in turn GoldMining agreed to provide $2,570,700 in funding to the Company for future qualifying expenditures under a “Funding Agreement” in consideration for us issuing the royalty to GRC. The total remaining funding commitment from GoldMining to fund our future exploration expenditures was $2,254,486 and $2,570,700 as of November 30, 2021 and 2020, respectively. The entire remaining funding commitment of $2,254,486 was settled subsequent to year end (Note 14). During the year ended November 30, 2021, GoldMining paid for $316,214 in qualifying expenditures on behalf of us ($Nil for 2020), reducing the carrying value of the Company’s exploration and evaluation asset (Note 5). As mentioned above, the ultimate parent company of the Company is GoldMining.

F-11

U.S. GOLDMINING INC.

(formerly, BRI Alaska Corp.)

NOTES TO FINANCIAL STATEMENTS

4. Equipment

Equipment consists of the following:

	Camp Structures	Exploration Equipment	Vehicles	Total
Cost
Balance at November 30, 2019	$322,393	$152,866	$218,380	$693,639
Additions	—	—	—	—
Balance at November 30, 2020	322,393	152,866	218,380	693,639
Additions	—	—	—	—
Balance at November 30, 2021	$322,393	$152,866	$218,380	$693,639

Accumulated Depreciation
Balance at November 30, 2019	$279,407	$132,484	$189,263	$601,154
Depreciation	42,986	20,382	29,117	92,485
Balance at November 30, 2020	322,393	152,866	218,380	693,639
Depreciation	—	—	—	—
Balance at November 30, 2021	$322,393	$152,866	$218,380	$693,639

Equipment, net
At November 30, 2020	$—	$—	$—	$—
At November 30, 2021	$—	$—	$—	$—

Depreciation expense was nil and $92,485 for the years ended November 30, 2021 and 2020, respectively.

5. Exploration and Evaluation Assets

Exploration and evaluation assets are comprised of acquisition costs for the Whistler Project reduced by qualifying expenditures paid by GoldMining. Exploration and evaluation assets consist of the following:

	November 30, 2021	November 30, 2020
Balance at the beginning of year	$733,337	$733,337
Qualified expenditures paid by GoldMining	(316,214)	—
Balance at the end of year	$417,123	$733,337

Exploration and evaluation assets are reduced by qualifying expenditures paid by GoldMining, as the funding commitment related to the royalty noted in Note 3 is reduced.

F-12

U.S. GOLDMINING INC.

(formerly, BRI Alaska Corp.)

NOTES TO FINANCIAL STATEMENTS

6. Prepaid Expenses and Deposits

Prepaid expenses and deposits consist of the following:

	November 30, 2021	November 30, 2020
Prepaid technical consulting services	$10,037	$—
Prepaid insurance	7,000	7,050
Total	$17,037	$7,050

7. Exploration Expenses

Our exploration expenses are solely related to costs for the Whistler Project.

The following table presents costs incurred for exploration activities for the years ended November 30, 2021 and 2020:

	For the year ended November 30,
	2021	2020
Consulting fees	$106,029	$18,842
Land & camp maintenance	452,282	332,705
Transportation & travel	7,502	6,081
Total	$565,813	$357,628

8. Asset Retirement Obligations

The Whistler Project’s exploration activities are subject to the State of Alaska’s laws and regulations governing the protection of the environment. The Whistler Project rehabilitation provision is valued under the following assumptions:

	November 30, 2021	November 30, 2020
Undiscounted amount of estimated cash flows	$235,000	$235,000
Life expectancy (years)	10	10
Inflation rate	2.00%	2.00%
Discount rate	9.32%	9.32%

The following table summarizes the movements in the rehabilitation provisions:

	November 30, 2021	November 30, 2020
Balance at the beginning of year	$189,000	$172,888
Accretion	17,616	16,112
Total	$206,616	$189,000

F-13

U.S. GOLDMINING INC.

(formerly, BRI Alaska Corp.)

NOTES TO FINANCIAL STATEMENTS

9. Stockholder’s Equity

BRI Alaska Holding’s investment in the operations of the Company is presented as additional paid-in capital in the financial statements. These contributions from parent were used to fund exploration costs and general and administrative costs. BRI Alaska Holdings also incurred share-based compensation costs on behalf of the Company which is presented as a non-cash contribution. The total contributions from parent totaled $371,628 and $487,842 for the year ended November 30, 2021 and 2020, respectively.

As at November 30, 2021 and 2020 we have one class of common stock with voting rights that was issued on September 17, 2015 with no par value. There have been no additional shares issued to date. 100% of the shares are held by BRI Alaska Holdings Inc. There were 300,000,000 shares authorized and 9,500,001 shares issued and outstanding for the years ended November 30, 2021 and 2020.

On September 8, 2022, we redomiciled from Alaska to Nevada and changed our name to “U.S. GoldMining Inc.” Our initial authorized shares were set at 10,000,000 common stock, no par value, and 1,000,000 preferred stock, no par value.

On September 22, 2022, we effectuated a 2.714286-for-1 stock split of the shares of our common stock (see Note 14). Additionally, the Company increased its authorized shares of common stock from 10,000,000 to 300,000,000 and changed the stock par value to $0.001. Shares and the associated amounts have been retroactively restated in these financial statements to reflect the stock split and change in capital structure.

On September 22, 2022, we changed the Company’s preferred stock par value from no par value to $0.001 and increased the authorized shares of preferred stock from 1,000,000 to 10,000,000 (Note 14).

10. Net Loss Per Share

The following table provides reconciliation between earnings per common share:

	For the year ended November 30
	2021	2020
Net loss	$(697,311)	$(595,010)

Weighted average number of shares outstanding, basic and diluted	9,500,001	9,500,001

Net loss per common share
Basic	$(0.07)	$(0.06)
Diluted	$(0.07)	$(0.06)

The basic and diluted net loss per share are the same as there are no instruments outstanding that have a dilutive effect on earnings.

11. Commitments and Contingencies

Payments Required to Maintain the Whistler Project

The Company is required to make annual land payments to the Department of Natural Resources of Alaska in the amount of $218,560 to keep the Whistler Project in good standing. Additionally, we have an annual labor requirement of $106,000, for which a cash-in-lieu payment equal to the value of the annual labor requirement may be made instead.

F-14

U.S. GOLDMINING INC.

(formerly, BRI Alaska Corp.)

NOTES TO FINANCIAL STATEMENTS

12. Income Tax

A reconciliation of the provision for income taxes computed at the combined federal and state statutory rate to the provision for income taxes as shown in the statements of operations for the years ended November 30, 2021 and 2020 is as follows:

	For the year ended November 30,
	2021	2020
Federal income tax provision rate	21.00%	21.00%
State income tax provision rate, net of federal tax	7.43%	7.43%
	28.43%	28.43%

	For the year ended November 30,
	2021	2020
Net loss for the year	$(697,311)	$(595,010)
Statutory federal income rate	21.00%	21.00%
Recovery of income taxes at statutory rates	$(146,435)	$(124,952)
State tax	(51,810)	(44,209)
Non-deductible permanent differences	101	74
Income tax rate differences	—	—
Change in valuation allowance	198,144	169,087
Other	—	—
Income tax for the year	$—	$—

Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	November 30, 2021	November 30, 2020
Non-capital loss carry-forward	$700,271	$575,942
Resource properties	162,835	65,688
Equipment	66,659	77,488
Deferred income tax assets	929,765	719,118
Valuation allowance	(929,765)	(719,118)
Deferred income tax assets	$—	$—

Deferred tax assets have not been recognized in the financial statements, as management does not consider it more likely than not that those assets will be realized in the near future.

We have non-capital federal losses which may be carried forward to reduce taxable income in future years. As at November 30, 2021, we have non-capital losses of $2,463,140 in the United States.

Our U.S. federal net operating loss carryforwards expire as follows:

November 30, 2034	$229,939
November 30, 2035	314,236
November 30, 2036	308,944
November 30, 2037	303,261
Indefinite	1,306,760
$2,463,140

The Company has not recorded any uncertain tax positions.

F-15

U.S. GOLDMINING INC.

(formerly, BRI Alaska Corp.)

NOTES TO FINANCIAL STATEMENTS

13. Related Party Transactions

We have an intercompany loan payable to BRI Alaska Holdings in the amount of $494,481 as of November 30, 2021 and 2020. This intercompany loan payable was settled subsequent to November 30, 2021 in conjunction with the settlement of the funding commitment as described in Note 14.

During the years presented, we shared personnel, including key management personnel, office space, equipment, and various administrative services with other companies, including GoldMining. Costs incurred by GoldMining were allocated between its related subsidiaries based on an estimate of time incurred and use of services and are charged at cost.

For the year ended November 30, 2021, we received general cash contributions from GoldMining of $2,500 ($1,660 for 2020). Additional cash contributions from GoldMining include payment of prepaid expenses of $9,987 for 2021 ($nil for 2020) and expenses in the amount of $260,249 for 2021 ($371,628 for 2020) incurred by the Company and paid by GoldMining on our behalf. A further $98,892 for 2021 ($114,554 for 2020) in expenses were allocated from GoldMining to the Company. Out of the allocated costs, $50,540 ($59,625 for 2020) were noncash share-based compensation costs. Additionally, GoldMining paid for $316,214 in qualified expenditures on behalf of the Company, which reduced its funding commitment (Note 3). The allocated costs are paid by GoldMining through BRI Alaska Holdings, who is a subsidiary of GoldMining and the direct parent of the Company. As mentioned above, the ultimate parent company of the Company is GoldMining. All of the aforementioned amounts have been recognized in additional paid-in capital as there is no obligation or intent regarding the payment of such amounts by the Company.

Related party transactions are based on the amounts agreed to by the parties. During the years ended November 30, 2021 and 2020, we did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein.

14. Subsequent Events

On May 10, 2022, the funding commitment detailed in Note 3 was assigned to U.S. GoldMining Inc. (“U.S. Gold”), a majority owned subsidiary of GoldMining, by BRI Alaska Holdings in connection with U.S. Gold’s acquisition of all of the outstanding shares of BRI Alaska Holdings from GoldMining.

On August 22, 2022, we entered into a funding agreement (“Capital Funding Agreement”) with our ultimate parent company, GoldMining, pursuant to which GoldMining committed to fund the Company for a period of fifteen months, or until such time as we complete an initial public offering or similar transaction. The proceeds of the Capital Funding Agreement will be contributed by GoldMining by either debt or equity financing as determined between the parties.

On September 8, 2022, we redomiciled from Alaska to Nevada and changed our name to “U.S. GoldMining Inc.” Our initial authorized shares were set at 10,000,000 common stock, no par value, and 1,000,000 preferred stock, no par value.

On September 22, 2022, we filed a Certificate of Amendment of Articles of Incorporation (the “Certificate of Amendment”) with the Secretary of State of Nevada to effect a 2.714286-for-1 stock split of the shares of our common stock, either issued and outstanding or held by the Company as treasury stock, effective as of such date (the “Stock Split”).

As a result of the Stock Split, every one share of issued and outstanding common stock was automatically split into 2.714286 issued and outstanding shares of common stock, without any change in the par value per share. No fractional shares were issued as a result of the Stock Split. Any fractional shares that would otherwise have resulted from the Stock Split were rounded up to the next whole number. The Stock Split increased the number of shares of common stock outstanding from 3,500,000 shares to 9,500,001 shares. Additionally, we changed: (a) the Company’s common stock par value from nil to $0.001, and increased the authorized shares of common stock from 10,000,000 to 300,000,000; and (b) the Company’s preferred stock par value from nil to $0.001, and increased the authorized shares of preferred stock from 1,000,000 to 10,000,000.

On September 22, 2022, the Alaska Department Natural Resources, Division of Mining, Land and Water, approved Multi-Year 2022-2026 Exploration and Reclamation Permit Number 2778 for Hardrock Exploration – Skwentna River - Yentna Mining District, and in addition also approved Reclamation Plan Approval Number 2778.

In September 2022, U.S. Gold and BRI Alaska Holdings were dissolved and we became a majority owned direct subsidiary of GoldMining. As a result of these transactions, the funding commitment referenced in Note 3 was assumed by GoldMining.

In September 2022, we agreed to fully settle the outstanding funding commitment described in Note 3 of $2,254,286 against certain amounts previously advanced by GoldMining to us in the amount of $1,158,143 and a promissory note issued by us in the amount of $1,096,343 in connection with a return of capital of $1,096,343 declared by us in September 2022 to GoldMining. As a result, such funding commitment was extinguished.

On September 23, 2022, we adopted the Legacy Incentive Plan, which provides for equity incentive awards in the form of options and performance based restricted shares of common stock.

On September 23, 2022, we granted awards of an aggregate of 635,000 shares of performance based restricted common stock under the Legacy Incentive Plan to certain of our and GoldMining’s executive officers and directors. These awards are subject to performance-based restrictions, whereby the restrictions will be cancelled if certain performance conditions are met in specified periods.

In addition, if such conditions are not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to us without the requirement of any further consideration. Assuming completion of the offering, these conditions are:

(a)	with respect to 15% of the performance based restricted shares of common stock, if we have not completed equity financing(s) in an aggregate amount of at least $15,000,000 prior to or concurrently with the earlier of: (i) the date that is two years after the date of grant of such award; and (ii) the occurrence of a liquidation event, as such term is defined in the Legacy Incentive Plan, or any merger with or sale of our outstanding shares or all or substantially all of our assets to a third-party, referred to as an “Exit Transaction”, provided that, for greater certainty, the following shall not be considered an Exit Transaction: (A) any amalgamation, merger or consolidation of our business with or into a related entity; (B) a transaction undertaken solely for the purpose of changing our place of domicile or jurisdiction of incorporation; (C) an equity financing; and (D) completion of an initial public offering, spin-off from GoldMining or other going public transaction, referred to as an “IPO Event”;

(b)	with respect to 15% of the performance based restricted shares of common stock, an IPO Event has not occurred that values our business at a minimum of $100,000,000 prior to the date that is two years after the date of grant of such award;

(c)	with respect to 15% of the performance based restricted shares of common stock, if the recipient of such award ceases to be our or our affiliates’ director, officer, employee or consultant, as applicable, at any time during the period from the date of grant of such award until the date that is two years after the date of grant;

(d)	with respect to 15% of the performance based restricted shares of common stock, if we have not re-established camp at the Whistler Project and performed of a minimum of 10,000m of drilling prior to the date that is three years after the date of grant of such award;

(e)	with respect to 15% of the performance based restricted shares of common stock, if we have not achieved a share price of $15.00 prior to the date that is four years after the date of grant of such award;

(f)	with respect to 15% of the performance based restricted shares of common stock, if we have not achieved a $250,000,000 market capitalization, based on the number of shares of our outstanding common stock multiplied by the volume-weighted average price for any applicable five (5) consecutive trading day period on the principal stock exchange on which our common stock is listed prior to the date that is five years after the date of grant of such award; or

(g)	with respect to 10% of the performance based restricted common stock, if we have not achieved a share price of $25.00 prior to the date that is six years after the date of grant of such award.

In October 2022, the Company incorporated a direct wholly-owned subsidiary, U.S. GoldMining Canada Inc., a company organized under the laws of British Columbia.

F-16

Units

Each Unit Consisting of One Share of Common Stock and

One Warrant to Purchase         Share of Common Stock

U.S. GOLDMINING INC.

Preliminary Prospectus

Sole Book-Running Manager

H.C. Wainwright & Co.

Co-Managers

Prospectus dated                           , 2022

Through and including       , 2022 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered hereunder. All of the amounts shown are estimates, except for the SEC Registration Fee.

SEC Registration Fee	$
FINRA Filing Fee
Initial Nasdaq Capital Market Listing Fee
Printing Fees and Expenses
Accounting Fees and Expenses
Legal Fees and Expenses
Underwriter Expenses
Transfer Agent and Registrar Fees
Miscellaneous Fees and Expenses
Total	$

II-1

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Registrant is a Nevada corporation.

Section 78.7502 of the Nevada Revised Statutes provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding, except an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the proceeding, if such person: (i) is not liable for breach of his or her fiduciary duties to the corporation; or (ii) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In addition, a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by such person in connection with the defense or settlement of the action, if he or she: (i) is not liable for breach of his or her fiduciary duties to the corporation; or (ii) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation.

Under Nevada law, indemnification may not be made for any claim as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that a court of competent jurisdiction determines that in view of all the circumstances of the case, the person is fairly and reasonably titled to indemnity for such expenses as the court deems proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any non-derivative proceeding or any derivative proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify such person against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense.

Further, Nevada law permits a Nevada corporation to purchase and maintain insurance or to make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise for any liability asserted against him or her and liability and expenses incurred by him or her in his or her capacity as a director, officer, employee or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify such person against such liability and expenses.

Under the Registrant’s Bylaws, the Registrant is obligated to indemnify any director, officer, employee or agent of the Registrant to the fullest extent permitted by the Nevada Revised Statutes, as described above. The Registrant’s Bylaws also require the Registrant to advance expenses, including attorneys’ fees, incurred by a director or officer in defending any civil, criminal, administrative, or investigative proceeding in advance of the final disposition of such proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay all amounts advanced if it is ultimately determined that the person is not titled to be indemnified by the Registrant.

II-2

The Registrant has also entered into indemnification agreements with each of its current directors and officers. The indemnification agreements generally require that the Registrant indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to it as directors and officers, if the indemnitees acted honestly and in good faith with a view to the best interests of the Registrant and, with respect to criminal and administrative actions or other non-civil proceedings that are enforced by monetary penalty, if the indemnitee had reasonable grounds to believe that his or her conduct was lawful. The indemnification agreements also provide for the advancing of defense expenses to the indemnitees by the Registrant.

Item 15. Recent Sales of Unregistered Securities

During the past three years, we issued securities that were not registered under the Securities Act as set forth below. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

On September 23, 2022, we granted awards of an aggregate of 635,000 shares of performance based restricted shares of common stock under the Legacy Incentive Plan to certain of our and GoldMining’s executive officers and directors.

The performance based restricted shares of common stock award grants were reviewed and approved by GoldMining’s board of directors. Such restricted shares of common stock are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to us without the requirement of any further consideration. Assuming completion of the offering, these conditions are:

(a)	with respect to 15% of the performance based restricted shares of common stock, if we have not completed equity financing(s) in an aggregate amount of at least $15,000,000 prior to or concurrently with the earlier of: (i) the date that is two years after the date of grant of such award; and (ii) the occurrence of a liquidation event, as such term is defined in the Legacy Incentive Plan, or any merger with or sale of our outstanding shares or all or substantially all of our assets to a third-party, referred to as an “Exit Transaction”, provided that, for greater certainty, the following shall not be considered an Exit Transaction: (A) any amalgamation, merger or consolidation of our business with or into a related entity; (B) a transaction undertaken solely for the purpose of changing our place of domicile or jurisdiction of incorporation; (C) an equity financing; and (D) completion of an initial public offering, spin-off from GoldMining or other going public transaction, referred to as an “IPO Event”;

(b)	with respect to 15% of the performance based restricted shares of common stock, an IPO Event has not occurred that values our business at a minimum of $100,000,000 prior to the date that is two years after the date of grant of such award;

(c)	with respect to 15% of the performance based restricted shares of common stock, if the recipient of such award ceases to be our or our affiliates’ director, officer, employee or consultant, as applicable, at any time during the period from the date of grant of such award until the date that is two years after the date of grant;

(d)	with respect to 15% of the performance based restricted shares of common stock, if we have not re-established camp at the Whistler Project and performed of a minimum of 10,000m of drilling prior to the date that is three years after the date of grant of such award;

(e)	with respect to 15% of the performance based restricted shares of common stock, if we have not achieved a share price of $15.00 prior to the date that is four years after the date of grant of such award;

(f)	with respect to 15% of the performance based restricted shares of common stock, if we have not achieved a $250,000,000 market capitalization, based on the number of shares of our outstanding common stock multiplied by the volume-weighted average price for any applicable five (5) consecutive trading day period on the principal stock exchange on which our common stock is listed prior to the date that is five years after the date of grant of such award; or

(g)	with respect to 10% of the performance based restricted common stock, if we have not achieved a share price of $25.00 prior to the date that is six years after the date of grant of such award.

II-3

See “Executive and Director Compensation” for more information.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules

The exhibits listed below are filed as part of this Registration Statement.

Exhibit No.	Description

1.1**	Form of Underwriting Agreement

3.1*	Articles of Incorporation

3.2*	Amendment No. 1 to Articles of Incorporation

3.3*	Bylaws

4.1**	Specimen common stock certificate

4.2**	Form of Warrant

4.3**	Form of Warrant Agency Agreement

5.1**	Opinion of Ballard Spahr LLP, Nevada counsel to the Company, as to the validity of the common stock

10.1#*	Amended and Restated Employment Agreement of Tim Smith, dated August 4, 2022

10.2#*	Waiver by Tim Smith in favor of GoldMining Inc. and U.S. GoldMining Inc., dated September 26, 2022

10.3#**	2022 Incentive Plan

10.4#*	Legacy Incentive Plan

10.5#*	Form of Indemnification Agreement for Directors and Officers

10.6#*	Form of Exchange Agreement

10.7#*	Form of Restricted Stock Award Agreement

21.1*	List of Subsidiaries

23.1**	Consent of Marcum LLP

23.2**	Consent of Ballard Spahr LLP (included in Exhibit 5.1)

23.3**	Consent of Sue Bird, P.Eng.

24.1**	Powers of Attorney (included on the signature pages of this Registration Statement)

96.1*	S-K 1300 Technical Report Summary, Initial Assessment for the Whistler Project

107**	Filing Fee Table

* Filed herewith

** To be filed by amendment.

# Indicates management contract or compensatory plan.

II-4

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(a)(2) For the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(a)(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(a)(6) For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(i)(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(i)(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada on ●, 2022.

U.S. GoldMining Inc.

By:
Name:	Tim Smith
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Tim Smith and Pat Obara as his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and to sign any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each action alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

	Chief Executive Officer (Principal Executive Officer) and President	●
Tim Smith

	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	●
Pat Obara

	Chairman	●
Alastair Still

	Director	●
Garnet Dawson

	Director	●
Ross Sherlock

	Director	●
Lisa Wade

	Director	●
Laurie J. Schmidt

	Director	●
Aleksandra Bukacheva

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